UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Onyx Pharmaceuticals, Inc.

(Name of Subject Company)

Onyx Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

683399109

(CUSIP Number of Class of Securities)

N. Anthony Coles, M.D.

President and Chief Executive Officer

Onyx Pharmaceuticals, Inc.

249 East Grand Avenue

South San Francisco, California 94080

(650) 266-0000

With copies to:

Stuart M. Cable

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx,” “we” or “us”). Onyx’s principal executive offices are located at 249 East Grand Avenue, South San Francisco, California 94080. Onyx’s telephone number at such address is (650) 266-0000.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Onyx’s common stock, par value $0.001 per share (each, a “Share”). As of August 23, 2013, there were (a) 73,430,031 issued and outstanding Shares, (b) 5,515,461 Shares subject to issuance pursuant to options to purchase Shares, (c) 757,680 Shares subject to issuance pursuant to Onyx’s restricted stock units, performance stock units and all other rights of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares and awards of any kind consisting of Shares granted and outstanding under Onyx’s 2005 Equity Incentive Plan, as amended, 1996 Equity Incentive Plan and 1996 Non-Employee Director Stock Option Plan, and up to 11,383 Shares reserved for the issuance in respect of purchase rights pursuant to Onyx’s 1996 Employee Stock Purchase Plan, as amended, and (d) approximately 5,800,635 Shares issuable upon conversion of Onyx’s 4.00% Convertible Senior Notes due 2016 (the “Convertible Senior Notes”) (not including the estimated effect of any make-whole provision and assuming conversions of the Convertible Senior Notes are settled in full in Shares).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of Onyx are set forth above in “Item 1. Subject Company Information—Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by Arena Acquisition Company, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Parent” or “Amgen” and together with Purchaser, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $125.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on September 3, 2013. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 24, 2013 (as amended or modified from to time, the “Merger Agreement”), among Onyx, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement (and in no event later than three business days following satisfaction or waiver of such conditions), Purchaser will be merged with and into Onyx (the “Merger”), with Onyx surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Onyx does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Purchaser or any of their wholly-owned subsidiaries, (ii) Shares owned by Onyx or any of its wholly-owned subsidiaries and (iii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and Onyx will become wholly owned by Parent.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on October 1, 2013 (one minute after 11:59 P.M., New York City time, on September 30, 2013), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is One Amgen Center Drive, Thousand Oaks, California 91320-1799, and the telephone number at such principal offices is (805) 447-1000. Upon filing this Schedule 14D-9 with the SEC, Onyx will make this Schedule 14D-9 publicly available on its website at www.onyx.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of Onyx, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Onyx or any of its affiliates and (i) any of Onyx’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Arrangements with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On August 24, 2013, Onyx, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Onyx, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about Onyx contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Representation on the Board.

If Purchaser accepts for payment the Shares tendered into the Offer, then promptly upon the time Purchaser accepts for payment Shares tendered in the Offer (the “Acceptance Time”), Purchaser will be entitled to elect or designate such number of directors on Onyx’s board of directors (the “Board”) as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any other subsidiary of Parent or Purchaser (including shares accepted for payment in the Offer) bears to the total number of Shares then outstanding, with such designees elected or appointed to such classes of the Board so as to be as evenly distributed as possible among the three classes of directors of the Board, and Onyx will, upon Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the Offer, take all actions necessary to (i) appoint to the Board the individuals designated by Purchaser and permitted to be so designated as described above, including, but not limited to, promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending Onyx’s bylaws if necessary so as to increase the size of the Board) and/or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable our designees to be so elected or designated to the Board, and (ii) cause Purchaser’s designees to be so appointed at such time. To the extent permitted by applicable law and the rules of the NASDAQ Stock Market, Onyx will also cause Purchaser’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board. For more information see Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Onyx’s Board of Directors” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Confidentiality Agreement.

Parent and Onyx entered into a confidentiality agreement, effective as of July 12, 2013 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed that, subject to certain exceptions, any non-public information regarding Onyx or any of its subsidiaries, affiliates or divisions furnished to Parent or its representatives would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential and used by Parent and its representatives solely for the purpose of evaluating, negotiating, proposing, pursuing, effecting or seeking to effect a possible transaction between Parent and Onyx and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement also includes a standstill provision that was subject to certain exceptions.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to such Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14d-9 and is hereby incorporated by reference.

Arrangements with Current Executive Officers and Directors of Onyx.

Certain of Onyx’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for Recommendation.”

For further information with respect to the arrangements between Onyx and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Equity Awards.

Treatment of Shares.

Onyx’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Onyx stockholders who tender Shares.

Treatment of Onyx Stock Options.

Consistent with the terms of Onyx’s equity incentive plans, which generally provide for full acceleration of equity awards to the extent they are not assumed, continued or substituted in a corporate transaction, the Merger Agreement provides that, at the Effective Time, each outstanding option to purchase Shares (collectively, the “Options”), whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into only the right to receive, without interest, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per Share of such Option, and (B) the number of Shares underlying such Option, (such product, less applicable tax withholdings, the “Option Payment Amount”).

For the portion of each Option that is vested and exercisable as of the Effective Time, the Option Payment Amount will be payable to the holder of such Option as soon as reasonably practicable, but no later than the second payroll period, after the Effective Time.

For the portion of each Option that is not vested and exercisable as of the Effective Time, the Option Payment Amount in respect of such unvested Option will be subject to the same vesting schedule and other relevant terms applicable to the Option as in effect before the Effective Time. The Option Payment Amount will be payable to the holder thereof no later than the second payroll period after the applicable vesting date of such payment, subject to the holder’s continued employment through the vesting date, or upon an earlier “involuntary termination without cause” or a “constructive termination” (in each case, as defined in the holder’s Executive Change in Control Severance Benefits Agreement), in which case the Option Payment Amount will be payable to the holder thereof no later than the second payroll period after the date of such termination or resignation. Any Option Payment Amount in respect of such unvested Options that remain outstanding and unvested as of December 15, 2013, will vest on December 15, 2013, and such Option Payment Amount will be paid to the holder no later than December 31, 2013. The portion of each Option that is not vested as of the Effective Time and that is held by a non-employee member of the Board will be subject to accelerated vesting and become exercisable in full upon the Effective Time and cashed-out in the same manner as other vested Options.

Treatment of Onyx Restricted Stock Units and Performance Stock Units.

Consistent with the terms of Onyx’s equity incentive plans, which generally provide for full acceleration of equity awards to the extent they are not assumed, continued or substituted in a corporate transaction, the Merger Agreement provides that, at the Effective Time, each outstanding restricted stock unit granted under Onyx’s stock plans (“RSUs”) and each performance stock unit granted under Onyx’s stock plans (“PSUs” and, together with the RSUs, the “Stock Units”) will be cancelled and converted into only the right to receive, without interest, an amount in cash equal to the product of (A) the Offer Price and (B) the number of Shares underlying such Stock Unit (such product, less applicable tax withholdings, the “Stock Unit Payment Amount”).

The Stock Unit Payment Amount in respect of such Stock Unit will be subject to the same vesting schedule and other relevant terms applicable to the Stock Unit as in effect before the Effective Time. The Stock Unit Payment Amount will be payable to the holder thereof no later than the second payroll period after the applicable vesting date of such payment, subject to the holder’s continued employment through the vesting date, or upon an earlier “involuntary termination without cause” or a “constructive termination” (in each case, as defined in the holder’s Executive Change in Control Severance Benefits Agreement), in which case the Stock Unit Payment Amount will be payable to the holder thereof no later than the second payroll period after the date of such termination or resignation. Any Stock Unit Payment Amount that remains outstanding and unvested as of December 15, 2013, will vest on December 15, 2013, and such Stock Unit Payment Amount will be paid to the holder no later than December 31, 2013. In addition, any Stock Unit that is not vested as of the Effective Time and that is held by a non-employee member of the Board will be subject to accelerated vesting and become fully vested upon the Effective Time and cashed-out in the same manner as other vested Stock Units.

Onyx had previously approved its regular annual equity compensation grants in March 2013, but had delayed the grants of PSUs to the executive officers in order to determine the appropriate performance metrics. The previously delayed PSU grants were approved by the compensation committee of the Board with the target grant values set forth below (the “Pending PSUs”). Onyx determined in March 2013 that performance metrics for the Pending PSUs would be established in September 2013. The performance metrics for the Pending PSUs will be determined prior to the Effective Time and the Pending PSUs will be treated like other PSUs as described above.

Name	Target Value of Pending PSU Awards
N. Anthony Coles, M.D.	$2,250,000
Matthew K. Fust	600,000
Helen I. Torley, M.B., Ch.B.	600,000
Kaye I. Foster-Cheek	400,000
Juergen Lasowski, Ph.D.	600,000
Suzanne M. Shema, J.D.	600,000
Pablo J. Cagnoni, M.D.	600,000
Julianna Wood	208,300

(1)	Such dollar amounts will be converted into a number of actual PSUs by dividing such amount by $125.31. Note this price exceeds the $125 offer price, which means that the executive officers will receive less for their Pending PSUs than if the $125 Offer Price had been used.

Treatment of Onyx Stock Awards.

Consistent with the terms of Onyx’s equity incentive plans, which generally provide for full acceleration of equity awards to the extent they are not assumed, continued or substituted in a corporate transaction, the Merger Agreement provides that, at the Effective Time, each right of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares, and each award of any kind consisting of Shares (including Restricted Shares but excluding Options, Stock Units and ESPP Purchase Rights (as defined below))

(the “Stock Awards”) will be cancelled and converted into only the right to receive, without interest, an amount in cash equal to the product of (A) the Offer Price and (B) the number of Shares underlying such Stock Award (such product, less applicable tax withholdings, the “Restricted Shares Payment Amount”).

The Restricted Shares Payment Amount in respect of such Stock Award will be subject to the same vesting schedule and other relevant terms applicable to the Stock Award as in effect before the Effective Time. The Restricted Shares Payment Amount will be payable to the holder thereof no later than the second payroll period after the applicable vesting date of such payment, subject to the holder’s continued employment through the vesting date, or upon an earlier “involuntary termination without cause” or a “constructive termination” (in each case, as defined in the holder’s Executive Change in Control Severance Benefits Agreement), in which case the Restricted Shares Payment Amount will be payable to the holder thereof no later than the second payroll period after the date of such termination or resignation. Any Restricted Shares Payment Amount that remains outstanding and unvested as of December 15, 2013, will vest on December 15, 2013, and such Restricted Shares Payment Amount will be paid to the holder no later than December 31, 2013. In addition, any Stock Award that is not vested as of the Effective Time and that is held by a non-employee member of the Board will be subject to accelerated vesting and become fully vested upon the Effective Time and cashed-out in the same manner as other vested Stock Awards.

Summary of Equity Award Payments.

The following table sets forth the approximate amount of the payments that each of Onyx’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to their stock and other equity compensation awards held as of August 23, 2013, which are payable as described above (but no later than December 31, 2013 or the executive officer’s earlier termination under certain circumstances as described above). The table does not include payments pursuant to ESPP Purchase Rights. Such payments are detailed below and in the section entitled “Treatment of Onyx Employee Stock Purchase Plan Purchase Rights.”

Name	Number of Shares(1)	Cash Consideration for Shares	Number of Shares Subject to Vested Options		Number of Shares Subject to Unvested Options	Aggregate Cash Consideration for Options	Number of Unvested Stock Units	Cash Consideration for Stock Units(2)	Number of Unvested Stock Awards	Cash Consideration for Stock Awards
N. Anthony Coles, M.D.	20,879	$2,609,875	275,909	(3)	238,614	$43,209,084	75,516	$11,689,500	5,000	$625,000

Paul Goddard, Ph.D.	12,790	1,598,750	43,726		5,900	4,100,009	2,100	262,500	—	—

Antonio J. Grillo-López, M.D.	—	—	—		5,900	213,226	2,100	262,500	—	—

Magnus Lundberg	12,116	1,514,500	41,041		5,900	3,904,700	2,100	262,500	—	—

Corinne H. Nevinny	—	—	59,410		5,900	5,666,991	2,100	262,500	—	—

William Ringo	7,737	967,125	12,000		13,400	1,851,121	2,100	262,500	—	—

Wendell Wierenga, Ph.D.	9,080	1,135,500	63,452		5,900	5,903,891	2,100	262,500	—	—

Thomas G. Wiggans	6,015	751,875	48,287		5,900	4,755,897	2,100	262,500	—	—

Matthew K. Fust	9,645	1,205,625	119,166		78,284	16,659,006	22,575	3,421,875	2,000	250,000

Helen I. Torley, M.B., Ch.B.	5,435	679,375	13,350		80,250	7,152,358	32,575	4,671,875	—	—

Kaye I. Foster-Cheek	4,833	604,125	6,291		78,774	7,055,227	15,900	2,387,500	5,666	708,250

Juergen Lasowski, Ph.D.	323	40,375	182,716		90,409	23,520,413	21,675	3,309,375	1,833	229,125

Suzanne M. Shema, J.D.	6,468	808,500	12,082		83,729	7,667,244	19,575	3,046,875	1,833	229,125

Pablo J. Cagnoni, M.D.	—	—	—		34,030	1,264,895	16,257	2,632,125	—	—

Julianna Wood	9,824	1,228,000	2,708		33,708	2,879,407	7,525	1,148,925	833	104,125

(1)	Excludes options and other equity awards reported in other columns of this table.
(2)	Includes the target value of the Pending PSUs as set forth in the table above.
(3)	Includes options with respect to 96,251 shares held by a trust of which Dr. Coles is a trustee.

Treatment of Onyx Employee Stock Purchase Plan Purchase Rights.

The Merger Agreement provides that, as soon as administratively practicable following the date of the Merger Agreement, but not later than the day immediately prior to the date on which the first offering period that is regularly scheduled to commence under Onyx’s Employee Stock Purchase Plan (the “ESPP”) after the date of the Merger Agreement, Onyx will take all actions necessary or required to (i) suspend the ESPP so that no further offering periods will commence after the date of the Merger Agreement and (ii) cause the ESPP to terminate as of the Effective Time.

With respect to offering periods that are in effect after the date of the Merger Agreement, each purchase right under the ESPP (each, an “ESPP Purchase Right”) will be exercised in accordance with the terms of the ESPP on the regularly scheduled purchase dates for such offering period. If the Effective Time occurs prior to the purchase date for an offering period then each participant’s accumulated payroll deductions under the ESPP will be used to purchase Shares in accordance with the terms of the ESPP and the ESPP Purchase Right for such offering period will be exercised immediately prior to the Effective Time. All Shares purchased under the ESPP will, as of the Effective Time, be cancelled and converted into only the right to receive, without interest, an amount in cash equal to the product of (A) the Offer Price and (B) the number of Shares purchased by such holder in the ESPP that is cancelled.

As of August 23, 2013 and assuming a purchase price per Share of $106.25 (which, for these purposes, is assumed to equal 85% of the Offer Price), Dr. Coles and Mr. Fust would receive net cash consideration of $5,000 and $3,625, respectively. No other executive officers and no non-employee members of the Board hold ESPP Purchase Rights as of the date of this Schedule 14D-9.

Change in Control Severance Benefits Agreements with Executive Officers.

All of Onyx’s executive officers are “at will” employees and their employment with Onyx may be terminated by either Onyx or the executive officer at any time, with or without cause. In 2008, or in connection with the executive officer’s hire, if later, Onyx entered into an Executive Change in Control Severance Benefits Agreement with each of the executive officers (the “Executive Severance Agreements”). Pursuant to the Executive Severance Agreements, if any executive officer’s employment with Onyx terminates due to an “involuntary termination without cause” or a “constructive termination” (in each case, as defined in the Executive Severance Agreements), in either case within 24 months following the effective date of a “change-in-control” (as defined in the Executive Severance Agreements), such executive officer will be entitled to receive the benefits described below. The below-summarized benefits are subject to the executive officer executing and not revoking a general release of claims in favor of Onyx. In addition to the benefits summarized below, upon an “involuntary termination without cause” or a “constructive termination”, each executive officer would also be entitled to full vesting of outstanding unvested stock awards, and will have 12 months following termination or resignation to exercise such stock awards (unless the stock award term expires prior to that time, in which case to the end of the stock award term). As described above, all outstanding equity awards will be vested, cancelled and paid out in cash no later than December 31, 2013.

N. Anthony Coles, M.D.

•	a lump sum cash payment equal to four times his base salary;

•	payment of his projected COBRA premiums for a period of 24 months in a lump sum;

•	continuation of payment of his premiums for group life insurance for 24 months following termination or resignation, or until such earlier date as he secures subsequent employment that provides him with life insurance benefits; and

•	payment for outplacement services for a period of one year following termination or resignation, not to exceed $40,000.

Pablo J. Cagnoni, M.D., Matthew K. Fust, Juergen Lasowski, Ph.D., Suzanne M. Shema, J.D. and Helen I. Torley, M.B., Ch.B.

•	a lump sum cash payment equal to 26 months of base salary;

•	payment of the projected COBRA premiums for 18 months following termination or resignation, or until such earlier date as the executive officer secures subsequent employment that provides him or her with health benefits;

•	continuation of payment of his or her premiums for group life insurance for 18 months following termination or resignation, or until such earlier date as he or she secures subsequent employment that provides him or her with life insurance benefits; and

•	payment for outplacement services for a period of one year following termination or resignation, not to exceed $25,000.

Kaye Foster-Cheek

•	a lump sum cash payment equal to 26 months of (i) base salary and (ii) the greater of her target bonus for the year in which the termination occurs or her target bonus for the year in which the change in control occurs;

•	payment of the projected COBRA premiums for 18 months following termination or resignation, or until such earlier date as she secures subsequent employment that provides her with health benefits;

•	continuation of payment of her premiums for group life insurance for 18 months following termination or resignation, or until such earlier date as she secures subsequent employment that provides her with life insurance benefits; and

•	payment for outplacement services for a period of one year following termination or resignation, not to exceed $25,000.

Julianna Wood

•	a lump sum cash payment equal to 16 months of base salary;

•	payment of the projected COBRA premiums for 12 months following termination or resignation, or until such earlier date as she secures subsequent employment that provides her with health benefits;

•	continuation of payment of her premiums for group life insurance for 12 months following termination or resignation, or until such earlier date as she secures subsequent employment that provides her with life insurance benefits; and

•	payment for outplacement services for a period of one year following termination, not to exceed $15,000.

In the event that any severance amounts paid pursuant to the Executive Severance Agreements with Drs. Coles or Lasowski, Mr. Fust or Ms. Shema would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and would be subject to the excise tax imposed by Section 4999 of the Code, such executive officers shall be entitled to a tax gross-up payment; provided, however, that no tax gross-up payment will be paid if a reduction in parachute payments by ten percent or less would prevent the imposition of the excise tax under Section 4999 of the Code, in which case the parachute payment would be reduced so that the executive officer receives the largest payment possible without the imposition of an excise tax under Section 4999 of the Code.

In the event that any severance amounts paid pursuant to the Executive Severance Agreements with Mses. Foster-Cheek or Wood would constitute a “parachute payment” and would be subject to the excise tax imposed by Section 4999 of Code, such amounts shall be reduced by up to ten percent so that the executive officer receives the largest payment possible without the imposition of an excise tax under Section 4999 of the Code.

In the event that any severance amounts paid pursuant to the Executive Severance Agreements with Drs. Cagnoni and Torley would constitute a “parachute payment” and would be subject to the excise tax imposed by Section 4999 of the Code, such amounts would either (i) be reduced to the largest payment possible without the imposition of an excise tax under Section 4999 of the Code or (ii) be paid in full to the executive officer, whichever results in the executive officer receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

The descriptions above are qualified in their entirety by reference to the Executive Severance Agreements with each of the executive officers, which are filed as Exhibits hereto and incorporated herein by reference.

Certain executive officers may be offered continued employment with Parent after the Effective Time. Although no written agreements have been entered into as of the date hereof, Parent expects that executives who continue their employment with Parent after the Effective Time will be paid a portion of their cash change in control severance entitlements on the Closing of the transactions contemplated by the Merger Agreement and the remainder at the end of a retention period.

The following table shows the potential severance payments for each of the executive officers under the Executive Severance Agreements, assuming the Merger is effected on October 1, 2013 and each executive officer’s employment is terminated by Onyx without “cause” immediately thereafter, and, to the extent applicable, assuming each executive officer receives payment of his or her COBRA and group life insurance premiums for the full severance period for which he or she is eligible and the maximum amount of outplacement assistance. For amounts payable for the potential cash out value of equity awards held by each executive officer see the sections above entitled “—Summary of Equity Award Payments.”

Name	Potential Cash Severance Payments	Potential COBRA Payments	Potential Life Insurance Premium Payments	Potential Outplacement Assistance	Total Potential Severance Payments Under Executive Severance Agreement	Estimated Potential Tax Gross- Up Payment
N. Anthony Coles, M.D.	$3,400,000	$50,758	$768	$40,000	$3,491,526	$—

Matthew K. Fust	1,079,000	9,388	576	25,000	1,113,964	$2,012,054

Helen I. Torley, M.B., Ch.B.	1,137,500	38,068	576	25,000	1,201,144	N/A

Kaye I. Foster-Cheek	1,185,979	38,068	576	25,000	1,249,623	N/A

Juergen Lasowski, Ph.D.	953,333	38,068	576	25,000	1,016,977	$1,977,061

Suzanne M. Shema, J.D.	984,317	25,187	576	25,000	1,035,080	$—

Pablo J. Cagnoni, M.D.	1,137,500	38,068	576	25,000	1,201,144	N/A

Julianna Wood	433,836	25,379	384	15,000	474,599	N/A

Employee Matters Following Closing.

The Merger Agreement provides that, for a period beginning upon the Effective Time and continuing through December 31, 2014, Parent will provide each employee of Onyx or its subsidiaries who continues to be employed by Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation following the Effective Time (“Continuing Employees”) with base salary or base hourly rate, “employee pension benefits” and “employee welfare benefits” (as defined in Sections 3(1) and 3(2) of ERISA, respectively, other than equity-based compensation and retention benefits) that are substantially similar in the aggregate to the base salary or base hourly rate, employee pension benefits and employee welfare benefits provided to such Continuing Employees by Onyx as of the date of the Merger Agreement.

Pro-Rated Bonuses

Parent will pay an annual cash bonus to each Continuing Employee who is otherwise entitled to an annual cash bonus for the 2013 bonus year at the time such cash bonus would otherwise be paid in the ordinary course of business, based on a performance level of 145% of target (as accrued for financial reporting purposes as of the date of the Merger Agreement). In the event that any Continuing Employee is terminated without “cause” (as defined in Onyx’s Amended & Restated Employee Severance Plan) or resigns for “good reason” (as defined in the Merger Agreement), such Continuing Employee will receive an annual cash bonus, prorated based on the number of full months employed during the 2013 bonus year, no later than the second payroll period after the date of such termination or resignation. The following table shows the amount of the annual cash bonus for the 2013 bonus year for each of the executive officers, based on a performance level equal to 145% of target (as accrued for financial reporting purposes as of the date of the Merger Agreement) and assuming each executive officer’s employment is terminated without “cause” immediately following the Effective Time, assuming the Merger is effected on October 1, 2013.

Name	Prorated 2013 Bonus at 145% of Target
N. Anthony Coles, M.D.	$925,219
Matthew K. Fust	254,212
Helen I. Torley, M.B., Ch.B.	267,995
Kaye I. Foster-Cheek	173,431
Juergen Lasowski, Ph.D.	224,605
Suzanne M. Shema, J.D.	231,905
Pablo J. Cagnoni, M.D.	200,507
Julianna Wood	132,875

Other Matters

Parent has agreed to honor the terms of certain agreements and plans that provide for change in control severance benefits, including the Executive Severance Agreements and, for a period of 12 months following the Effective Time, Onyx’s Amended & Restated Employee Severance Plan. In addition, Continuing Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that they were eligible to participate in such plans prior to the Effective Time.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Onyx has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Onyx also has entered into indemnity agreements with each of its directors and executive officers.

Onyx’s and its subsidiaries’ directors and officers are entitled under the Merger Agreement to continued indemnification for their acts and omissions occurring prior to the Effective Time. Parent has agreed that all rights of indemnification currently existing in favor of any present and former directors, officers of Onyx or any subsidiary of Onyx, or any employee of Onyx or any subsidiary of Onyx as provided in Onyx’s charter or bylaws, shall survive the Merger and shall remain in full force and effect, and the Surviving Corporation and its subsidiaries shall honor and fulfill in all respects such rights to indemnification. In addition, Parent and the Surviving Corporation have agreed, to the fullest extent that the Surviving Corporation and its Subsidiaries would have been permitted under applicable law and their respective certificates of incorporation or by-laws or other organizational documents in effect on August 24, 2013, to indemnify, defend and hold harmless each such person in his or her capacity as an officer or director of Onyx or any of its subsidiaries with respect to all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such person as a director or officer of Onyx or a subsidiary, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time.

The Merger Agreement further provides that the Surviving Corporation shall maintain in effect, the officers’ and directors’ liability insurance policies, in effect as of the date of the Merger Agreement (the “D&O Insurance”), for a period of not less than six years from and after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time. Onyx may cause the existing coverage to be extended beyond the Effective Time by obtaining a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 300% of the current annual premium for Onyx’s directors’ and officers’ liability insurance policies. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300% of the current annual premium for Onyx’s directors’ and officers’ liability insurance policies.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of Onyx resulting from the Merger by each officer or director of Onyx who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction thereunder.

Continuing Directors.

The Merger Agreement provides that, in the event directors are designated by Purchaser are elected or appointed to the Board, until the Effective Time, Onyx will cause the Board to maintain at least three directors who are members of the Board on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Parent, Purchaser or any of their or Onyx’s subsidiaries, each of whom shall be an “independent director” as defined by the rules of the NASDAQ and eligible to serve on Onyx’s audit committee under the Exchange Act and rules of the NASDAQ, and at least one of which will be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K (the “Continuing Directors”). After the Acceptance Time and prior to the Effective Time, if Purchaser’s designees constitute a majority of the Board, the affirmative vote of a majority of the Continuing Directors (in addition to the approval rights of the Board or the stockholders of Onyx as may be required by Onyx’s certificate of incorporation or bylaws or by applicable law) will be required (i) for Onyx to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Onyx’s rights, benefits or remedies under the Merger Agreement, if such action would adversely affect, or would reasonably be expected to adversely affect, Onyx’s stockholders (other than Parent and Purchaser), (iii) to amend Onyx’s certificate of incorporation or bylaws if such action would adversely affect the holders of Shares (other than Parent or Purchaser), or (iv) to take any other action of the Board under or in connection with the Merger Agreement if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, Onyx’s stockholders (other than Parent or Purchaser). The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Onyx’s Board of Directors” in the Offer to Purchase.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on August 24, 2013, the Board unanimously:

(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable and in the best interests of Onyx and Onyx’s stockholders;

(ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL; and

(iii) resolved to recommend that Onyx’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that Onyx’s stockholders tender their Shares pursuant to the Offer. A press release dated August 25, 2013, issued by Onyx and Parent announcing the Offer, is included as Exhibit (a)(6) hereto and is incorporated herein by reference.

Background of the Offer.

As part of the ongoing evaluation of its business and plans, the Board of Directors of Onyx (the “Board”) periodically has considered a variety of strategic transactions to enhance stockholder value. Certain of these potential transactions have been proposed to Onyx from time to time by participants in the pharmaceutical and biopharmaceutical industries on an unsolicited basis, including an approach by a global pharmaceutical company in 2010 to acquire Onyx for $36 per Share in cash, and an approach by a different global pharmaceutical company in 2011 to acquire Onyx for between $48 and $50 per Share in cash. In view of these overtures, Onyx retained Centerview Partners, LLC (“Centerview”) in 2010 to provide financial advisory services to Onyx from time to time. The Board determined that Centerview would be the most appropriate financial advisor based on Centerview’s substantial knowledge and expertise with respect to the pharmaceutical and biopharmaceutical industries generally.

On June 6, 2013, Robert A. Bradway, President and CEO of Amgen, contacted Dr. N. Anthony Coles, Chairman and Chief Executive Officer of Onyx, via telephone and requested an in-person meeting. Mr. Bradway did not disclose the purpose of the meeting and no further substantive discussions occurred between the parties between June 6, 2013 and June 13, 2013.

On June 13, 2013, Mr. Bradway met with Dr. Coles in San Francisco, California. During the meeting, Mr. Bradway expressed Amgen’s interest in a potential business combination transaction and presented to Dr. Coles an oral proposal pursuant to which Amgen would acquire Onyx for approximately $10 billion in cash. The following day, Mr. Bradway sent a letter to Dr. Coles confirming the proposal for an acquisition of all of the outstanding Shares at a price of $120 per Share in cash (the “June 14 Proposal”). On June 14, 2013, Dr. Coles informed the Board of his meeting with Mr. Bradway and receipt of the June 14 Proposal.

At a telephonic meeting of the Board on June 17, 2013, the Board reviewed and discussed the June 14 Proposal. Members of Onyx’s management and representatives of Centerview and Onyx’s outside legal advisors, Goodwin Procter LLP (“Goodwin Procter”), participated in this meeting. Goodwin Procter reviewed the Board’s fiduciary duties in connection with the receipt of an unsolicited acquisition proposal and Centerview informed the Board that it had no conflict with respect to Amgen as, among other reasons, it had not performed any services or received compensation from Amgen in the last several years. Centerview reviewed the terms and conditions of the June 14 Proposal with the Board, identified other parties that might be interested in acquiring Onyx and discussed a process by which the Board might explore strategic alternatives in light of receiving the June 14 Proposal. The Board requested that management evaluate the June 14 Proposal with the assistance of Centerview and Goodwin Procter, and the Board determined that it would further discuss the June 14 Proposal as well as potential strategic alternatives at an in person meeting to be scheduled for the week of June 24, 2013.

Between June 17, 2013 and June 26, 2013, management of Onyx provided Centerview with Management Base Case projections that were prepared in the normal course of its financial planning and discussed with Centerview the preparation by management of, and prepared, Adjusted Base Case and Upside Case projections (such Management Base Case, Adjusted Base Case and Upside Case projections, the “Projections”) for use in assisting the Board and Centerview in analyzing the June 14 Proposal from a financial point of view (see “—Projected Financial Information” below for further detail regarding the Projections).

On June 21, 2013, Mr. Bradway contacted Dr. Coles seeking an update regarding Onyx’s consideration of the June 14 Proposal. In response, Dr. Coles informed Mr. Bradway that the Board had been informed of the June 14 Proposal and was currently scheduling a meeting to be held sometime during the week of June 24, 2013.

On June 26, 2013, the Board met in person with management and representatives of Centerview and Goodwin Procter to discuss the June 14 Proposal. Management and Centerview also reviewed with the Board potential opportunities if Onyx were to remain independent, including acceleration of growth of its core business in the near-term given the recent launch of drug products, continued investments in clinical trials and growth in international markets. The Board also considered the risks associated with executing and achieving Onyx’s short- and long-term business and financial plans, the risks associated with clinical trials to expand market penetration of oncology pharmaceutical products, the competitive nature of the oncology and multiple myeloma markets and the impact of general economic and market trends on Onyx’s sales, as well as the favorable valuation and premium to the then-current Onyx stock price indicated in the June 14 Proposal. The Board also sought the advice of its financial and legal advisors and engaged in a discussion concerning whether it might be advisable to approach and discuss a potential business combination transaction with other parties. The Board discussed the potential risks and benefits of contacting other parties, including the risk of leaks that might arise from approaching potential acquirors within the industry and the impact on Onyx’s business that could result from any such leaks, including the potential adverse effect on relationships with collaborators, suppliers and employees resulting from uncertainty over the future of Onyx. The Board also discussed the risk that Amgen might withdraw its proposal if Onyx engaged in such a process or that the June 14 Proposal could be made public by Amgen.

The Board, with the assistance of Centerview and input from management, also discussed the general and specific universe of other potential acquirors that might be contacted. In this regard, the Board discussed approaching two tiers of potentially interested parties based upon those parties the Board believed had the strongest potential to have an interest in engaging in a strategic transaction with Onyx. In determining potential likely acquirors, the Board considered such parties’ financial strength, their experience in acquiring companies of the size and complexity of Onyx, such parties’ perceived potential interest in Onyx and potential synergies based on such parties’ product portfolio, antitrust considerations, and the parties’ ability to move quickly in light of the Board’s concern over the potential adverse effect on Onyx’s business that could result from a protracted process. Guided by the foregoing principles, the Board discussed which potential acquirors would most likely be able to make proposals to acquire Onyx that might be superior to the June 14 Proposal. At the conclusion of this discussion, the Board determined to approach a total of five parties in the global pharmaceutical and biopharmaceutical industries (the “Strategic Acquirors” and, individually, “Strategic Acquiror A”, “Strategic Acquiror B”, etc.). Centerview informed the Board that it had no conflicts with respect to the five potential Strategic Acquirors, as, among other reasons, it had not received compensation from those parties in 2013.

Following the Board’s consideration of the opportunities and risks if Onyx were to remain independent and the preliminary financial perspectives of Centerview relating to the June 14 Proposal, the Board decided to reject the June 14 Proposal as not in the best interests of Onyx’s stockholders. However, the Board determined that Onyx should continue discussions with Amgen and seek a price increase and other improved terms from Amgen.

During the afternoon of June 28, 2013, Dr. Coles contacted Mr. Bradway to inform him that the Board viewed the offer price contained in the June 14 Proposal as inadequate and had rejected the proposal. Dr. Coles suggested that Mr. Bradway have Amgen’s financial advisors speak with Centerview in view of the Board’s process.

Following the June 26 Board meeting, Centerview also began the process of contacting each of the five Strategic Acquirors identified by the Board. Strategic Acquiror A indicated an interest in discussing a potential strategic transaction with Onyx and between June 27, 2013 and July 2, 2013, Onyx and Strategic Acquiror A negotiated a confidentiality agreement with a standstill and executed it on July 2, 2013. Strategic Acquiror B and Strategic Acquiror C declined to consider making a proposal for a strategic transaction with Onyx for one or more reasons, including because of their inability to submit an acquisition proposal that would be competitive with the $120 per Share price included in the June 14 Proposal or because other factors in their business precluded them from engaging with Onyx at the time. Strategic Acquiror D expressed that it had significant knowledge of Onyx and would be interested in exploring a potential strategic transaction with Onyx and entered into a confidentiality agreement with a standstill on July 5, 2013. Strategic Acquiror E expressed an interest in considering a potential strategic transaction with Onyx, and between June 28, 2013 and July 1, 2013, legal advisors to Strategic Acquiror E and Goodwin Procter negotiated a confidentiality agreement with a standstill, which was executed by the parties on July 1, 2013.

On June 28, 2013, Onyx’s stock price closed at $86.82.

Late in the afternoon on June 28, 2013, Canada’s Financial Post published an article disclosing that Amgen had made the June 14 Proposal to Onyx (the “Disclosure”). The article referenced Amgen’s letter containing the terms of the June 14 Proposal and quoted certain provisions of the letter.

On June 29, 2013, Dr. Coles met with members of Onyx’s management and representatives of Centerview and Goodwin Procter to discuss the Disclosure and Onyx’s ongoing consideration of strategic alternatives. Between June 28 and June 30, 2013, Dr. Coles, the management of Onyx, certain members of the Board and representatives of Centerview and Goodwin Procter had several discussions regarding the June 14 Proposal, the Disclosure and the impact on the Board’s consideration of strategic alternatives.

The Board met by telephone on June 30, 2013, with representatives of management, Centerview and Goodwin Procter participating. During this meeting, Dr. Coles provided an update regarding his discussion with Mr. Bradway on June 28, 2013 in which Dr. Coles conveyed Onyx’s rejection of the June 14 Proposal. Centerview then discussed with the Board the potential impact of the Disclosure on the Board’s consideration of strategic alternatives and updated the Board with respect to the interest that Centerview had received from Strategic Acquiror A, Strategic Acquiror D and Strategic Acquiror E. The Board concluded that in view of the Disclosure and in particular the fact that the risks associated with commencing a public process were now outside Onyx’s control, it would be in the best interests of the Onyx stockholders to contact additional parties in the global pharmaceutical and biopharmaceutical industries to determine whether any of them might have an interest in pursuing a strategic transaction with Onyx. With the assistance of Goodwin Procter, the Board discussed the universe of the additional parties to be contacted and potential steps it might take to protect stockholder interests in the event of any hostile action by one or more potential acquirors.

On June 30, 2013, Onyx issued a press release confirming that it had received and rejected the unsolicited June 14 Proposal from Amgen, and that the Board had authorized Centerview as its financial advisor to contact potential third party acquirors.

Following the June 30, 2013 Board meeting, representatives of Centerview, with assistance from management of Onyx, began the process of contacting seven additional parties to determine their interest in pursuing a strategic transaction with Onyx. Of these seven parties, one (“Strategic Acquiror F”) expressed an interest in a potential strategic transaction with Onyx. The other six parties either did not respond or declined to express an interest in pursuing a transaction for one or more reasons, including because of their inability to submit an acquisition proposal that would be competitive with the $120 per Share price included in the June 14 Proposal or because other factors in their business precluded them from engaging with Onyx at the time.

Between July 2, 2013 and July 16, 2013, legal advisors for Strategic Acquiror F and Goodwin Procter negotiated the terms and conditions of a confidentiality agreement with a standstill, which was executed on July 16, 2013.

On July 2, 2013, members of management of Strategic Acquiror E and Onyx met in San Francisco to conduct business, operational, clinical, regulatory and legal diligence meetings and Onyx provided an overview of Onyx’s business and operations.

On July 3, 2013, Amgen’s financial advisor, Lazard Frères & Co. LLC (“Lazard”), contacted representatives of Centerview to ask questions about the Board’s process. Representatives of Centerview indicated that Amgen would need to enter into a confidentiality agreement with Onyx in order to participate in the process, and Lazard indicated that the confidentiality agreement should be sent to Amgen’s legal advisors, Sullivan & Cromwell LLP (“S&C”). Later that same day, Goodwin Procter provided Onyx’s form of confidentiality agreement with a standstill to S&C.

On July 4, 2013, representatives of Centerview participated on a telephone call with representatives of Strategic Acquiror D to explain Onyx’s process by which it was considering strategic alternatives. On that call, representatives of Strategic Acquiror D explained that it was prepared to make a proposal pursuant to which Strategic Acquiror D would combine certain of its oncology assets with Onyx in a transaction that would provide Onyx stockholders with a modest cash payment and a minority interest in the combined enterprise. Representatives of Centerview encouraged Strategic Acquiror D to consider an all-cash transaction and communicated that any proposal that was not all-cash would disadvantage it in the Board’s process.

On July 5, 2013, Dr. Coles and the chief executive officer of Strategic Acquiror D met in New York City to discuss a potential transaction. At that meeting, the chief executive officer of Strategic Acquiror D articulated the structured transaction that had been explained in general terms to Centerview the day before and that was consistent with a very high level discussion that Dr. Coles and the chief executive officer of Strategic Acquiror D had at an industry conference in January 2013.

On July 8, 2013, the Board held a telephonic meeting, including representatives of Centerview and Goodwin Procter, to discuss the status of Centerview’s efforts to contact potentially interested parties and Centerview’s and management’s communications with Amgen, Strategic Acquiror A, Strategic Acquiror D, Strategic Acquiror E and Strategic Acquiror F.

On July 8, 2013, Strategic Acquiror A and Onyx had an extended telephonic meeting to discuss certain diligence matters, including without limitation, business, intellectual property, clinical, regulatory and financial matters.

On July 9, 2013, Strategic Acquiror E delivered a letter to Centerview indicating Strategic Acquiror E’s non-binding proposal for an acquisition of all Shares in an all-cash transaction with a range of $125 to $130 per Share. The proposal stated that it was not subject to any financing contingency but was subject to approval of Strategic Acquiror E’s board of directors.

Between July 9, 2013 and July 31, 2013, Strategic Acquiror E conducted substantial diligence on Onyx, which included in-person diligence meetings with management of Onyx and a significant number of teleconference meetings with management of Onyx, as well as diligence in the electronic data site from and after July 15, 2013.

On July 11, 2013, Mr. Bradway called Dr. Coles to inform him that Amgen was confirming the offer price of $120 per Share set forth in the June 14 Proposal. Following that call, Onyx received a letter from Amgen, confirming its proposal to purchase Onyx for $120 per Share in cash (the “July 11 Letter”). The July 11 Letter confirmed that the June 14 Proposal was based solely on publicly-available information regarding Onyx and that Amgen requested access to Onyx’s management and non-public information in order to be able to refine its proposal. Dr. Coles informed the Board, Centerview and Goodwin Procter of Amgen’s July 11 Letter.

On July 11, 2013, a representative of Strategic Acquiror A contacted Centerview and conveyed that Strategic Acquiror A would not continue its participating in the process primarily because of its inability to submit an acquisition proposal that would be competitive with the $120 per Share price included in the June 14 Proposal.

On July 12, 2013, in response to the July 11 Letter, representatives of Centerview contacted Lazard to express Onyx’s disappointment that Amgen was unwilling to raise its offer price and to re-emphasize the requirement for Amgen to execute a customary confidentiality agreement with a standstill before it would be given access to Onyx’s management and that Amgen would need to increase its offer price above $120 per Share before being provided access to Onyx’s electronic data site. Representatives of Centerview, Lazard, S&C and Goodwin Procter negotiated the terms of the confidentiality agreement with a standstill on July 11 and July 12, 2013, which was executed on July 12, 2013. The standstill agreement would expire on September 2, 2013, or earlier if a change of control transaction involving Onyx and a third party was announced.

On July 15, 2013, in view of Strategic Acquiror E’s proposal of $125-$130 per Share, Strategic Acquiror E was provided access to Onyx’s electronic data site. On that same day, the Board held a telephonic meeting in which representatives of Onyx’s management, Centerview and Goodwin Procter were present, to discuss the status of Onyx’s consideration of strategic alternatives, including a summary of interactions with potential parties and Strategic Acquiror A’s decision to no longer participate in the Board’s process.

On July 16, 2013, Strategic Acquiror F and Onyx had an extended telephonic meeting to discuss certain diligence matters, including business, intellectual property, clinical, regulatory and financial matters.

On July 18, 2013, Onyx and its financial and legal advisors met with Amgen and its legal and financial advisors in San Francisco to discuss certain diligence matters, including business, intellectual property, clinical, regulatory and financial matters as well as understand Onyx’s views regarding potential sources of additional value.

On July 18, 2013, Centerview provided a form of merger agreement prepared by Goodwin Procter to Strategic Acquiror E.

On July 22, 2013, the Board held a telephonic meeting, including representatives of Centerview and Goodwin Procter, to provide an update regarding the status of discussions with Amgen and Strategic Acquiror E. Dr. Coles reported to the Board that members of senior management had met with Strategic Acquiror E and that it had received a form of merger agreement. Dr. Coles also reported that members of Onyx’s management had met with Amgen’s management and were responding to certain diligence questions, but data site access had not been granted due to Amgen’s unwillingness to provide an increase in its offer from that included in the June 14 Proposal. In addition, Dr. Coles reported on the expected timeframe for the results of a review by the Data Monitoring Committee (“DMC”) of the interim data for the Phase 3 FOCUS study of Kyprolis® (carfilzomib) (the “FOCUS Study”) for the treatment of patients with multiple myeloma. In addition, Centerview provided a report regarding its recent communications with Strategic Acquiror D and Strategic Acquiror F.

On July 23, 2013 and July 24, 2013, members of management of Strategic Acquiror E and Onyx met in San Francisco to conduct a detailed review of its business and operations including clinical, regulatory commercial, finance and legal diligence.

On July 24, 2013, representatives of Strategic Acquiror D’s financial advisor contacted Centerview and delivered an oral non-binding proposal regarding a structured transaction in which Onyx stockholders would receive $35 per Share in cash and 45% of a combined company consisting of all of the assets of Onyx plus the contribution by Strategic Acquiror D of certain of its oncology assets. Strategic Acquiror D’s financial advisor indicated that Strategic Acquiror D believed that the transaction represented a valuation of $130-$140 per Share for the Onyx stockholders but did not provide specific support for that belief. Centerview indicated to Strategic Acquiror D’s financial advisors that a structured transaction with a $35 per Share cash component would place Strategic Acquiror D at a competitive disadvantage relative to other, all-cash bidders and that it should consider a greater cash component. Strategic Acquiror D’s financial advisor explained that Strategic Acquiror D was not prepared to offer cash in an amount exceeding $35 per Share. Later on July 24, 2013, Centerview discussed this oral non-binding proposal with Dr. Coles and representatives of Goodwin Procter.

On July 26, 2013, the DMC notified Onyx that it had reviewed the interim data for the FOCUS Study and recommended that the FOCUS Study be continued to full completion of the trial. Members of Onyx’s management discussed this recommendation with representatives of Centerview and Goodwin Procter and the potential impact it may have on Onyx’s review of strategic alternatives.

On July 27, 2013, representatives of Lazard called Centerview requesting a meeting between Dr. Coles and Mr. Bradway and their respective financial advisors in San Francisco on July 30, 2013, to review a revised proposal from Amgen. Lazard indicated that the revised proposal would provide speed and certainty of value to Onyx’s stockholders, as well as include evidence of Amgen’s ability to finance a potential transaction with Onyx and a proposed merger agreement for the transaction. Lazard indicated that Amgen wanted to preempt Onyx’s process as Amgen had substantially completed its diligence and did not want to wait any further to execute a merger agreement.

On July 28, 2013, at a telephonic meeting of the Board, including Onyx’s financial and legal advisors, Dr. Coles reported that the DMC had recently conducted its review of interim data, as specified in the FOCUS Study protocol, and had notified Onyx of its recommendation that the FOCUS Study be continued to full completion of the trial. The Board discussed the DMC’s recommendation and Onyx’s plans with respect to the FOCUS Study, as well as the potential impact it may have on Onyx’s review of strategic alternatives.

In addition, Dr. Coles informed the Board that Lazard had contacted Centerview to propose a meeting in order for Amgen to present a revised offer and indicated Amgen’s desire to preempt Onyx’s strategic alternatives process. Centerview also outlined for the Board Amgen’s diligence review efforts to date. In addition, Centerview summarized the current status of communications with Strategic Acquiror E and Strategic Acquiror F. Centerview also reported that Strategic Acquiror D had made an oral proposal for a structured transaction and that Centerview had responded by informing Strategic Acquiror D that a structured transaction with a $35 per Share cash component would place Strategic Acquiror D at a competitive disadvantage relative to other, all-cash bidders and that Strategic Acquiror D should consider a greater cash component. In addition, Centerview explained that Strategic Acquiror D had not provided any meaningful support for its position that Onyx should view Strategic Acquiror D’s oral proposal as valuing Onyx at $130-$140 per Share and that Onyx had not been provided with an opportunity to diligence that perspective. Centerview also explained to the Board certain other issues associated with Strategic Acquiror D’s proposal, including its overall complexity in terms of how the parties would select and value the oncology assets to be contributed by Strategic Acquiror D to the new enterprise, the application of carve-out accounting to the transaction, the significant period of time likely required to negotiate and complete any such transaction (including the need to seek approval of Onyx’s stockholders), and the resulting risks to Onyx’s business of such a protracted time frame. Following a discussion of these and other considerations, the Board directed Centerview to continue discussions with Strategic Acquiror D in an effort to determine whether Strategic Acquiror D might agree to a greater cash component or an all-cash transaction. The Board also provided guidance to Dr. Coles and Centerview to communicate that Onyx was conducting a competitive process and that if Amgen desired to preempt the sales process it would need to propose a substantially higher price than the June 14 Proposal and the July 11 Letter.

Later on July 28, 2013, in response to Strategic Acquiror E’s requests in its diligence review for information relating to the interim data review of the DMC, Centerview communicated to representatives of Strategic Acquiror E the results of the interim review by the DMC of the FOCUS study.

On July 30, 2013, Dr. Coles and a representative of Centerview met with Mr. Bradway and a representative of Lazard in San Francisco to discuss Amgen’s continued interest in a proposed transaction with Onyx and the proposed terms reflected in Amgen’s revised proposal. Mr. Bradway, on behalf of Amgen, presented the written proposal (the “July 30 Proposal”) to acquire all of the outstanding Shares for $130.00 per Share in cash, subject to completion of due diligence and negotiation of a definitive merger agreement. The key elements of the July 30 Proposal included, among other things: (i) the proposed price of $130.00 per Share; (ii) Amgen would fund the acquisition through available cash and committed financing facilities, and completion of the acquisition would not be conditioned on Amgen obtaining financing; (iii) Amgen had completed substantially all of its due diligence other than a limited number of confirmatory diligence matters that could be closed out very shortly; (iv) the proposal was approved by Amgen’s board of directors; (v) a proposed merger agreement that Amgen was prepared to sign; (vi) Amgen’s willingness to proceed was dependent upon Onyx entering into exclusive negotiations with Amgen; and (vii) the proposal was non-binding.

Dr. Coles attempted to negotiate the offer price presented in the July 30 Proposal but was informed by Lazard that this was Amgen’s best and final proposal.

Among other things, Amgen’s proposed merger agreement accompanying the July 30 Proposal provided that the transaction would be structured as a two-step all cash tender offer, proposed a termination fee payable to Amgen if Onyx were to withdraw its recommendation of the transaction of 3.5% of the proposed transaction equity value, plus uncapped out-of-pocket expenses incurred by Amgen. This draft also did not permit Onyx to terminate the merger agreement in order to accept a superior proposal.

On July 31, 2013, following receipt of Amgen’s proposed merger agreement, Dr. Coles and other members of Onyx’s senior management consulted with representatives of Centerview and Goodwin Procter and discussed the terms reflected in the proposed merger agreement. Dr. Coles instructed Centerview and Goodwin Procter to inform Amgen’s advisors that the proposed draft presented a number of significant issues that would need to be addressed to the Board’s satisfaction and for Goodwin Procter to seek to obtain materially improved terms.

On July 31, 2013, Strategic Acquiror E advised Onyx that it would no longer pursue a transaction with Onyx, citing concerns over uncertainty associated with the outcome of the FOCUS Study and its potential impact. Strategic Acquiror E indicated that following the availability of final data of the FOCUS Study and Onyx’s ASPIRE trial, Strategic Acquiror E might have a renewed interest in a strategic transaction with Onyx.

On July 31, 2013, Strategic Acquiror F indicated that it would update Centerview as to its internal discussions at a later date, but that it would need significantly more time to complete its valuation analysis in order to prepare a proposal.

In early August 2013, Centerview contacted Strategic Acquiror D’s financial advisors to again emphasize that a $35 per Share cash component would place Strategic Acquiror D at a competitive disadvantage relative to other all-cash bidders and that Strategic Acquiror D should consider a greater cash component. Centerview also indicated the need for additional information from Strategic Acquiror D in order to analyze Strategic Acquiror D’s position that Onyx should view Strategic Acquiror D’s proposal as valuing Onyx at $130-$140 per Share. In addition, Centerview reminded Strategic Acquiror D of the importance of submitting a written proposal for the Board’s consideration. Centerview also contacted Strategic Acquiror F to inquire whether it had a valuation update for Onyx.

On August 1, 2013, the Board met in person to discuss the status of the strategic alternatives process, including Amgen’s July 30 Proposal and an update regarding discussions with Strategic Acquiror D and Strategic Acquiror F and Strategic Acquiror E’s withdrawal from the process. Dr. Coles then led a discussion concerning the DMC’s review of interim data from the FOCUS Study and the timeline for completion of the FOCUS Study. Centerview then described recent discussions with Strategic Acquiror D and Strategic Acquiror F, including the non-binding oral proposal received from Strategic Acquiror D’s financial advisor.

The Board then further discussed the communications among Dr. Coles, Mr. Bradway, Centerview and Lazard on July 30, 2013 in San Francisco, the July 30 Proposal, Amgen’s ability to finance a proposed business combination, Amgen’s request for exclusivity and Amgen’s first draft of the merger agreement. Centerview also provided a preliminary analysis of Amgen’s offer from a financial point of view. Representatives of Goodwin Procter also reviewed with the Board their fiduciary duties with respect to the July 30 Proposal in light of the overall strategic alternatives process. Representatives of Goodwin Procter then summarized the material terms of the July 30 Proposal, including the material terms and conditions of the merger agreement, with a focus on the key issues that differed materially from Onyx’s merger agreement that had been provided to other potential acquirors. After deliberations, the Board concluded that Onyx should indicate to Amgen that the price contained in the July 30 Proposal was acceptable but should not grant Amgen exclusivity. The Board also provided Centerview and Goodwin Procter with guidance as to the parameters by which Onyx should seek to address the key issues under the merger agreement. Finally, the Board directed management, Centerview and Goodwin Procter to seek to conclude negotiations as expeditiously as possible.

Following the Board meeting, on August 1, 2013, representatives of Centerview telephoned representatives of Lazard to communicate Onyx’s willingness to move forward at an offer price of $130 per Share, the Board’s refusal to grant exclusivity and the need to negotiate a satisfactory merger agreement between the parties. The representatives of Centerview and Lazard agreed that the parties should move forward expeditiously to resolve outstanding issues under the merger agreement. In addition, Mr. Bradway called Dr. Coles to discuss coordination of exchange of diligence materials and communications materials. Later on August 1, 2013, Amgen, Lazard, S&C and other advisors to Amgen were provided access to Onyx’s electronic data site and representatives of Onyx and Centerview had a conference call with representatives of Amgen and its advisors to discuss generally the organization and content of the electronic data site.

On August 1, 2013, Goodwin Procter circulated a revised draft of the merger agreement addressing the concerns expressed by the Board and Onyx’s advisors the previous day, as well as disclosure schedules that contained, among other things, disclosure of the DMC’s recommendation for continuation of the FOCUS Study. This draft reduced the termination fee payable to Amgen if Onyx were to withdraw its recommendation of the Offer and Merger to 2.5% of the proposed transaction equity value, eliminated the reimbursement of uncapped expenses and permitted Onyx to terminate the merger agreement in order accept a superior offer.

On August 2, 2013 and August 3, 2013, Centerview and Goodwin Procter held additional discussions with Lazard and S&C regarding a number of issues in the merger agreement. These issues included the amount of the termination fee payable to Amgen if Onyx were to accept a superior proposal, the termination fee triggers, Onyx’s ability to terminate the merger agreement in order accept a superior proposal, Amgen’s obligations to extend the tender offer, the treatment of Onyx’s outstanding equity awards, the scope of Onyx’s operating covenants and representations and warranties, Amgen’s obligations with respect to Onyx’s employees, and the definition of “material adverse effect.” Multiple revised drafts of the merger agreement were exchanged between the parties between August 2, 2013 and August 5, 2013 and the parties agreed that the termination fee would be 2.9% of the proposed transaction equity value and that Onyx would have the right to terminate the merger agreement in order to accept a superior proposal.

On August 2, 2013, in connection with the confirmatory diligence that Amgen was conducting on Onyx, management of Amgen contacted Centerview regarding the DMC’s recommendation for the continuance of the FOCUS Study. A conference call was arranged between representatives of Onyx, Amgen, Centerview and Lazard to discuss the DMC’s recommendation for continuation of the FOCUS Study.

On August 3, 2013, representatives of Amgen contacted Centerview and indicated that Amgen would like to review certain interim data regarding the FOCUS Study. Management of Onyx, together with representatives of Centerview and Goodwin Procter, discussed the nature of the request and the potential consequences of agreeing to it, which included management’s ethical and scientific concerns about breaching Onyx’s agreement not to allow access to this data to a third party and concerns about the disclosure ramifications of unblinding data for Onyx’s own use, as well as concerns about Onyx’s ability to continue to execute capital markets transactions in possession of potentially material non-public information were it to unblind the data for its own use. Later on August 3, 2013, Mr. Bradway contacted Dr. Coles and informed him that Amgen had expected that the FOCUS Study was going to be positive and that Amgen was surprised by news of the continuation of the FOCUS Study. Mr. Bradway indicated that Amgen would need to better understand the potential implications of the continuation of the study before it would be willing to move forward. They agreed to talk again on August 4, 2013.

Later on August 3, 2013, Dr. Coles informed the Board of Amgen’s request regarding the FOCUS Study interim data.

During the period of August 3, 2013 through August 21, 2013, representatives of Onyx, Amgen and their respective legal and financial advisors engaged in additional dialogue in an effort to assist Amgen and its advisors in understanding the nature of the data relating to the FOCUS Study that Onyx currently had access to and that data with respect to which Onyx did not have access, as well as to the potential clinical, regulatory and commercial impact on Kyprolis.

On August 4, 2013, the Board convened a telephonic meeting, with members of management and representatives of Goodwin Procter participating, to discuss the status of communications with Amgen regarding the merger agreement and Amgen’s request to receive interim data regarding the FOCUS Study. The Board agreed with management’s recommendation to not provide interim data that management believed was neither customary nor appropriate to access and disclose (so-called “unblinding”). In particular, the Board considered the ethical and scientific concerns about breaching Onyx’s agreement not to allow access to this data to a third party, the Board’s fiduciary concerns about providing this data to a third party, the Board’s concerns about Onyx’s ability to continue its regulatory strategy in a transparent manner if the data were unblinded, and certain securities law considerations. On August 4, 2013, Dr. Coles had a conversation with Mr. Bradway and suggested that the parties arrange an in-person meeting of their respective teams to discuss the FOCUS Study and at which Onyx would share certain additional data.

On August 5, 2013, representatives of Strategic Acquiror D’s financial advisor delivered to Centerview a non-binding written offer from Strategic Acquiror D outlining its proposal of July 24, 2013. The proposal also included terms and conditions regarding certain collaboration, development and royalty rights among the newly-created combined entity and Strategic Acquiror D.

On August 5, 2013, representatives of Onyx and Amgen, including Dr. Coles and Mr. Bradway, met in San Francisco to discuss the DMC’s recommendation for the continuance of the FOCUS Study and Amgen’s request to receive unblinded interim data for the FOCUS Study. During that meeting, representatives of Onyx provided an overview of the FOCUS Study and provided certain aggregate, pooled data from the FOCUS Study (the “FOCUS Pooled Data”). Dr. Coles informed Mr. Bradway that Onyx would not agree to unblind the interim data.

On August 5, 2013, the Board held a telephonic meeting, including members of management and representatives of Centerview and Goodwin Procter, to discuss the current status of communications with Amgen regarding the outstanding diligence matters, principally the request from Amgen to unblind the FOCUS Study interim data. After discussion, the Board again determined that it would not provide such information to Amgen or its legal or financial advisors. The Board again concluded that unblinding the data was not in the best interests of the stockholders primarily because of ethical and scientific concerns about allowing access to the data to a third party, concerns about the regulatory impact on Onyx’s business, concerns about not having access itself to information provided to a third party, certain securities law considerations regarding the limited disclosure of material non-public information, and concerns about the inability to assist in the interpretation and/or analysis of the data.

On August 6, 2013, representatives of Centerview and Onyx contacted Strategic Acquiror D’s financial advisors to seek clarification on certain terms of its proposal of August 5, 2013, including the cash/stock mix, the election of consideration and the structure. Centerview again advised Strategic Acquiror D that a structured transaction with a $35 per Share cash component would place Strategic Acquiror D at a competitive disadvantage relative to other all-cash bidders and that Strategic Acquiror D should consider a greater cash component. Strategic Acquiror D’s financial advisor again informed Centerview that Strategic Acquiror D was not prepared to increase the cash component of its proposal.

Later on August 6, 2013, the Board met telephonically with members of Onyx’s management and representatives of Goodwin Procter and Centerview to discuss the repeated request from Amgen regarding the unblinding of the interim data for the FOCUS Study. After further discussion, the Board again determined that it would not unblind the data to share with Amgen.

On August 7, 2013, the Board held a meeting at which members of Onyx’s management, including Dr. Coles and Dr. Pablo J. Cagnoni, Executive Vice President, Global Research and Development and Technical Operations, and representatives of Centerview and Goodwin Procter were present. The Board discussed its continued unwillingness to unblind the FOCUS Study interim data and the potential impact on the July 30 Proposal if Amgen would not proceed with a transaction without reviewing the FOCUS Study interim data. During the meeting, Dr. Coles was contacted by Mr. Bradway in writing, who again requested unblinded access to the FOCUS Study interim data and stated that Amgen’s willingness to move forward with a transaction at any price was expressly contingent upon receiving such access. In an effort to address Onyx’s legal, regulatory, scientific and ethical concerns regarding preservation of the integrity of the FOCUS Study, Amgen specifically defined the scope of its request for data relating to the results of the interim analysis and proposed certain controls and procedures governing its access to the requested data. The Board discussed Amgen’s latest request for unblinded access and Onyx’s alternatives if the Board refused to grant such access and Amgen were to withdraw from the process. The Board agreed to convene again on August 9, 2013, following the disclosure of Onyx’s second quarter results, to further discuss next steps.

On August 8, 2013, Onyx announced its financial results of operations for the quarter ended June 30, 2013, and indicated that revenues for the second quarter of fiscal 2013 were $153.0 million, an increase of 110% over the same period in the prior fiscal year. That evening, Onyx held its second quarter earnings call and disclosed that following its review of a planned interim analysis, the DMC notified Onyx that the FOCUS Study may continue as planned without modification. In its Form 10-Q for the second fiscal quarter of 2013 filed with the SEC on August 9, 2013, Onyx made the same disclosure. Later that evening, Mr. Bradway called Dr. Coles and reiterated Amgen’s request that Onyx unblind the FOCUS Study interim data in accordance with the terms previously outlined by Amgen.

On August 9, 2013, a telephonic meeting of the Board was convened, including members of Onyx’s management and representatives of Centerview and Goodwin Procter, to provide an update regarding Onyx second quarter earnings call on August 8, 2013, further discuss Amgen’s continued request to unblind the FOCUS Study interim data, the status of discussions with Strategic Acquiror D and Onyx’s strategic alternatives process, including alternatives for Onyx if a transaction were not consummated with Amgen or any of the Strategic Acquirors. Members of management also provided an update regarding the trial designs and timelines for Onyx’s other ongoing clinical trials. The Board affirmed its decision not to unblind the FOCUS Study interim data and instructed management and Onyx’s advisors to communicate that decision to Amgen and its advisors.

Later on August 9, 2013, Dr. Coles contacted Mr. Bradway to notify him that the Board had again determined that unblinding the FOCUS Study interim data was not in the best interests of Onyx and its stockholders, and that the Board would not accept the July 30 Proposal subject to that condition, which decision was subsequently also conveyed in writing. In conveying to Mr. Bradway the Board’s decision, Dr. Coles summarized the Board’s reasons, including, ethical and scientific concerns about breaching Onyx’s agreement not to allow access to this data to a third party, concerns about the regulatory impact (both EMEA and FDA) on its business of violating its public commitments, and necessarily self-reporting Amgen’s special access, in the event the proposed transaction were not to be executed, fiduciary concerns about providing this data to a prospective acquiror without first obtaining that data for Onyx’s own use, uncertainty about the criteria or standard by which Amgen might evaluate the data and management’s inability to interact with Amgen collaboratively in interpreting that data without first obtaining that data for Onyx’s own use, concerns about the disclosure ramifications of unblinding data for Onyx’s own use, concerns about Onyx’s ability to communicate its regulatory strategy and expectations to stockholders in a transparent manner were it to unblind the data for its own use, fiduciary concerns about providing the data to one prospective acquiror without providing it to all potential acquirors (none of whom, other than Amgen, had requested the data or presumed its availability), and concerns about Onyx’s ability to continue to execute capital markets transactions in possession of potentially material non-public information if it were to unblind the data for its own use. Although by this time the negotiations between the parties regarding the terms and conditions of the merger agreement and the remainder of Amgen’s diligence review were substantially complete, Dr. Coles acknowledged Amgen’s potential unwillingness to proceed with a transaction with Onyx in light of the fact that Onyx would not provide the requested unblinded FOCUS Study interim data. Mr. Bradway indicated that he better understood Onyx’s rationale for its decision and Dr. Coles and Mr. Bradway agreed to continue their dialogue.

Also on August 9, 2013, Dr. Coles spoke telephonically with the chief executive officer of Strategic Acquiror D concerning Strategic Acquiror D’s diligence efforts. On this call, Dr. Coles emphasized that a structured transaction with a $35 per Share cash component would place Strategic Acquiror D at a competitive disadvantage relative to other all-cash bidders and that Strategic Acquiror D should consider a greater cash component.

On August 10, 2013, representatives of Centerview spoke telephonically with representatives of Strategic Acquiror D’s financial advisors and affirmed the perspective articulated by Dr. Coles the previous day in his conversation with the chief executive officer of Strategic Acquiror D. In addition, in an effort to encourage Strategic Acquiror D to consider a greater cash component to its proposal, representatives and advisors to Strategic Acquiror D were given access to Onyx’s electronic data site.

On August 12, 2013, a telephonic meeting of the Board was held, including members of Onyx’s management and representatives of Centerview and Goodwin Procter to discuss the status of communications with Amgen and Strategic Acquiror D.

On August 13, 2013, representatives of Centerview contacted Strategic Acquiror F to discuss the status of Strategic Acquiror F’s analysis of Onyx’s valuation. On that call, representatives of Strategic Acquiror F indicated that Strategic Acquiror F was unwilling to continue its evaluation of Onyx, principally because of its inability to submit an acquisition proposal that would be competitive with the $120 per Share price included in the June 14 Proposal.

On August 14, 2013, Centerview contacted Strategic Acquiror E to offer to provide it with the same study data that Onyx had provided to Amgen during the course of discussions concerning the continuation of the FOCUS Study, and on August 15, 2013, provided such data to Strategic Acquiror E. Later on August 15, 2013, representatives of Strategic Acquiror E contacted representatives of Centerview and expressed Strategic Acquiror E’s position that, despite having received the provided data, Strategic Acquiror E was still unwilling to proceed with a transaction with Onyx at the time.

On August 18, 2013, representatives of Lazard contacted Centerview to express Amgen’s non-binding oral proposal to purchase Onyx for $121 per Share in cash (the “August 18 Proposal”).

On August 19, 2013, the Board convened a telephonic meeting, including participants from Centerview and Goodwin Procter. Dr. Coles updated the Board regarding the August 18 Proposal. Representatives of Centerview and Goodwin Procter discussed the potential inclusion of contingent value rights (“CVRs”) and other forms of consideration that might result in increased value to Onyx and its stockholders if Amgen was unwilling to increase its per Share cash price as a result of the DMC’s recommendation for continuation of the FOCUS Study. The Board discussed potential opportunities if Onyx were to remain independent, including acceleration of growth of its core business in the near-term given the recent launch of drug products, continued investments in clinical trials and growth in international markets. The Board also considered the risks associated with executing and achieving Onyx’s short- and long-term business and financial plans, the risks associated with clinical trials to expand market penetration of oncology pharmaceutical products, the competitive nature of the oncology and multiple myeloma markets and the impact of general economic and market trends on Onyx’s sales. After the consideration of the potential opportunities and risks, the Board determined that the August 18 Proposal did not reflect an adequate valuation of Onyx and decided to reject the August 18 Proposal as not being in the best interests of Onyx and its stockholders. The Board authorized management and Centerview to convey that decision to Lazard and to seek an increased price from Amgen, including through a combination of cash and one or more CVRs. The Board discussed that Onyx’s sharing the FOCUS Pooled Data with Amgen was one of the ways of attempting to seek continued discussions and an increased price from Amgen. The Board further determined that continuing to pursue discussions with Amgen would be in the best interests of Onyx and its stockholders in view of the previously identified risks of remaining independent and the fact that the only remaining interested party after the Board’s publicly announced process was Strategic Acquiror D, which had continued to propose a structured transaction that the Board believed involved a high degree of uncertainty as to valuation, particularly with regard to the oncology assets to be contributed by Strategic Acquiror D, a high degree of execution risk given the complexity and time needed to structure and negotiate such a transaction, and the resulting challenges in operating Onyx’s business during such time, as well as possible perceptions by investors and the market that Onyx’s strategic process had failed to result in a transaction.

Between August 19, 2013, and August 22, 2013, representatives of Centerview and Onyx engaged in discussions with Strategic Acquiror D and its financial advisors regarding diligence matters and proposed that in-person meetings be held in New York on August 26, 2013 in order for the parties to exchange financial, business, clinical, regulatory and operational information in furtherance of a possible transaction.

On August 20, 2013, Dr. Coles had a telephonic meeting with Mr. Bradway and expressed Onyx’s desire to determine whether a transaction could be completed between Onyx and Amgen, but at a valuation that the Board could determine to be in the best interests of Onyx and its stockholders. Dr. Coles indicated that the Board had rejected the August 18 Proposal and that it did not agree that the DMC’s recommendation for the continuance of the FOCUS Study could account for a $9 per Share decrease from Amgen’s July 30 Proposal. As a result, and based on the Board’s discussion the day prior, Dr. Coles proposed a per Share price of at least $126 per Share plus CVRs based on the results of Onyx’s ongoing clinical trials which in the aggregate represented a value in excess of $130 per Share. Mr. Bradway indicated that Amgen would consider Onyx’s counterproposal.

On August 21, 2013, representatives of Lazard contacted Centerview. Representatives from Lazard informed Centerview that Amgen was prepared to increase its offer above $121 per Share in cash, but that it was not willing to make an offer of $126 per Share in cash (with or without CVRs). Representatives of Lazard also asked whether Onyx was willing to consider an offer below its previous counterproposal of $126 per Share plus CVRs, to which representatives of Centerview responded by stating that it would communicate to Onyx any revised proposal by Amgen. Representatives of Lazard then indicated that Amgen was prepared to offer $125 per Share in cash (the “August 21 Proposal”), and expressly stated that Amgen was willing to pay this price in a negotiated transaction.

On August 22, 2013, Dr. Coles contacted Mr. Bradway and counterproposed an offer price of at least $126 per Share with no CVRs. Mr. Bradway rejected this counter offer and informed Dr. Coles that the August 21 Proposal was the last, best and final offer from Amgen.

Later on August 22, 2013, the Board of Directors met, with representatives of Onyx’s management and legal and financial advisors participating in the meeting. The Board discussed the status of the strategic alternatives process and the status of discussions with Amgen and Strategic Acquiror D. Centerview also provided a preliminary analysis of the valuation from a financial point of view of the August 21 Proposal. The Board indicated that, in light of Amgen’s assertion that the August 21 Proposal represented its best, last and final proposal, the certainty of immediate value and liquidity to the Onyx stockholders provided by the August 21 Proposal, the significant additional time delay that would be required in order for Strategic Acquiror D to complete its diligence on Onyx, the unwillingness of Strategic Acquiror D to submit a proposal for an all-cash transaction or increase the cash component of its proposal, the other factors considered by the Board at its July 28, 2013 meeting relating to the risks associated with Strategic Acquiror D’s proposed transaction, the lack of other interested strategic acquirors resulting from the strategic alternatives process, which process the Board noted was widely publicized by the media following the Disclosure, as well as the other factors discussed at the August 19, 2013 Board meeting, it believed that the August 21 Proposal was in the best interests of the stockholders and directed management to accept the August 21 Proposal.

Later on August 22, 2013, Dr. Coles contacted Mr. Bradway and communicated that Onyx was willing to accept the August 21 Proposal. Following this discussion, Goodwin Procter responded with comments to S&C’s August 5, 2013 merger agreement draft.

Between August 22, 2013, and August 24, 2013, representatives from Amgen, S&C, Goodwin Procter and Onyx had a series of telephone conversations to discuss the remaining open points on the merger agreement, including the treatment of and retention of employees, exchanged drafts of the merger agreement and negotiated the merger agreement.

On the evening of August 23, 2013, Dr. Coles contacted Strategic Acquiror D and cancelled the diligence meetings that were scheduled between representatives of management of Onyx and Strategic Acquiror D for August 26, 2013.

On August 24, 2013, the Board held a telephonic meeting with Onyx’s management and legal and financial advisors. During the meeting, Centerview confirmed its financial analysis of the per Share consideration reflected by the August 21 Proposal and delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated August 24, 2013, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion, the per share consideration to be paid in the Offer and the Merger to the holders of the Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. In addition, representatives of Goodwin Procter reviewed the Board’s fiduciary duties in the context of the Board’s strategic alternatives process. Goodwin Procter also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions that would permit Onyx to negotiate and accept an unsolicited superior proposal, subject to compliance with the merger agreement and Amgen’s matching rights, termination provisions, the termination fee, and circumstances under which the termination fee would be payable. The Board asked questions and discussed the merger agreement provisions and related documentation. After further discussion, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated therein, are advisable and in the best interests of Onyx and its stockholders, approved the Offer, the Merger and the transaction contemplated by the Merger Agreement in accordance with the DGCL, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and resolved to recommend that the stockholders of Onyx accept the Offer and tender their Shares into the Offer.

On August 24, 2013, the Merger Agreement was executed by the parties. Later that day, Dr. Coles received a voicemail from the chief executive officer of Strategic Acquiror D stating that it continued to have an interest in pursuing a strategic transaction with Onyx. Dr. Coles returned the call and advised Strategic Acquiror D that Onyx could not engage in further discussions. On the same day, Strategic Acquiror D’s legal counsel left a similar voicemail with a representative of Goodwin Procter, who advised such counsel that Onyx had entered into a definitive merger agreement with another party and could not engage in further discussions with Strategic Acquiror D. The following day, Goodwin Procter advised S&C of Strategic Acquiror D’s communications and the responses thereto.

On August 25, 2013, Onyx and Amgen issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(6) and is incorporated herein by reference.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with Onyx’s management, as well as Centerview and Goodwin Procter. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents a 44% premium to the trading price at which the Shares closed on June 28, 2013, the last trading day before reports appeared in the media that Parent had made an offer to acquire Onyx;

•	the fact that the Offer Price represents a premium of 40% over the volume-weighted average trading prices for the Shares for the thirty-day period ending on June 28, 2013;

•	the fact that the Offer Price represents a 25% premium to the highest closing price in the last twelve months prior to June 28, 2013;

•	the fact that the Offer Price represents a 7% premium to the trading price at which the shares closed on August 23, 2013, the last trading date before announcement that the parties had entered into the Merger Agreement;

•	the fact that prior to June 28, 2013, the per Share trading price of the Shares had never exceeded the level of the Offer Price; and

•	the Board’s belief that it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•	Onyx’s Operating and Financial Condition; Prospects of Onyx. The Board considered the current and historical financial condition, results of operations, business and prospects of Onyx as well as Onyx’s financial plan and prospects and risks if Onyx were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Board discussed the risks associated with executing and achieving Onyx’s short- and long-term business and financial plans, the risks associated with clinical trials to expand market penetration of oncology pharmaceutical products, the competitive nature of the oncology and multiple myeloma markets, the impact of general economic and market trends on Onyx’s sales, dependence on Onyx’s collaborative relationships with Bayer, market acceptance and the rate of adoption of Nexavar, Stivarga and Kyprolis, and the general risks of market conditions that could reduce Onyx’s Share price.

•	Strategic Alternatives Process. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable. This belief was supported in part by the results of the Board’s strategic alternatives process through which it solicited other potential buyers for Onyx. The Board also considered the low probability that other companies who were not actively solicited by Onyx or its financial advisors would have the ability or interest to make a proposal to acquire Onyx at a higher price, particularly in view of the fact that Onyx publicly disclosed its strategic alternatives process following the Disclosure (as more fully described above in “—Background of the Offer”).

•	Cash Consideration; Certainty of Value. The Board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

•	Negotiations with Parent. The Board considered the course of arm’s length negotiations between Onyx and Parent, resulting in an increase in the price per Share initially offered by Parent, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to Onyx. The Board believed based on these negotiations that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to Onyx to which Parent was willing to agree.

•	No Financing Condition. The Board considered the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition, and in particular, that Parent had obtained a financing commitment from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Barclays Bank PLC to provide additional funding for the transaction.

•	Opinion of Onyx’s Financial Advisor. The Board considered the opinion of Centerview delivered to the Board on August 24, 2013, which was confirmed by delivery of a written opinion dated August 24, 2013, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth in such opinion, the per Share consideration to be paid in the Offer and the Merger to the holders of the Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview”. The full text of Centerview’s written opinion, dated as of August 24, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview is attached hereto as Annex B to this Schedule 14D-9. Onyx urges you to carefully read the Centerview opinion in its entirety. Centerview’s opinion was provided to the Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer.

•	The Merger Agreement. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “material adverse effect”, the ability of Onyx under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, the ability of the Board in certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, and Onyx’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the termination rights of the parties and the $303,000,000 termination fee (equal to approximately 2.9% of the transaction equity value) payable by Onyx under certain circumstances, which the Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into a definitive agreement for a superior offer.

•	Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger. The Board considered the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger Agreement governed by Section 251(h) of the DGCL.

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow holders of Shares to receive the Offer Price in a relatively short time frame, followed by the Merger in which holders of Shares (other than Onyx, Parent or their respective subsidiaries) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Onyx’s business would be subject to the potential uncertainty of closing and related disruption.

•	Extension of Offer Period. The Board considered that the Purchaser must extend the Offer for one or more periods until February 24, 2014, if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser).

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights to Onyx’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of Onyx and the Board, which included:

•	the fact that Onyx’s stockholders will not be entitled to participate in any potential future benefit from continued sales of Onyx’s products, including Nexavar, Stivarga and Kyprolis, or the commercialization of other pipeline products;

•	the potential limitations on Onyx’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Onyx agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•	subject to certain exceptions, the Merger Agreement precludes Onyx from actively soliciting alternative transaction proposals;

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Onyx’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Onyx will have incurred significant transaction costs and Onyx’s relationships with its customers, suppliers, employees and other third-parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on Onyx’s sales, customers, operating results and share price and Onyx’s ability to attract and retain key management and personnel;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the likelihood of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Intent to Tender.

To Onyx’s knowledge, after making reasonable inquiry, all of Onyx’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Onyx’s Financial Advisor.

On August 24, 2013, Centerview delivered to the Board its oral opinion, subsequently confirmed in a written opinion dated August 24, 2013, to the effect that, as of the date of such opinion, based upon and subject to the various assumptions and limitations set forth in the written opinion, the per Share consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than “excluded Shares”, which include Shares owned by Onyx or any wholly owned subsidiary of Onyx (or held in Onyx’s treasury), Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent and Shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Centerview, dated August 24, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein in its entirety. Centerview provided its opinion for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction and its opinion is limited to and addresses only the fairness, from a financial point of view, as of the date thereof, to the holders of the outstanding Shares (other than excluded Shares) of the per Share consideration to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. Centerview’s opinion does not address any other term or aspect of the Merger Agreement or the transaction and does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the transaction or any other matter. Centerview has consented to the inclusion of a copy of its written opinion as Annex B to this Schedule 14D-9. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of such written opinion.

We encourage you to carefully read the written opinion of Centerview described above in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion.

Summary of Centerview’s Opinion.

In connection with its opinion, Centerview reviewed, among other things:

•	the Merger Agreement;

•	Annual Reports on Form 10-K of Onyx for the years ended December 31, 2012, December 31, 2011 and December 31, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Onyx;

•	certain publicly available research analyst reports for Onyx;

•	certain other communications from Onyx to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Onyx, including certain financial forecasts, analyses and projections relating to Onyx prepared by management of Onyx and furnished to Centerview by Onyx for purposes of Centerview’s analysis, including the Projections described under the caption “—Projected Financial Information”.

Centerview’s opinion refers to the items in the bullet points above collectively as the internal data.

Centerview also conducted discussions with members of the senior management and representatives of Onyx regarding their assessment of the internal data and the strategic rationale for the transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Onyx and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Onyx’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Onyx’s direction, that the internal data (including, without limitation, the Projections) was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Onyx as to the matters covered thereby and Centerview relied, at Onyx’s direction, on the internal data for purposes of its analysis and opinion. Centerview expressed no view or opinion as to the internal data or the assumptions on which it is based. In addition, at Onyx’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Onyx, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Onyx. Centerview also assumed, at Onyx’s direction, that the transaction will be consummated on the terms set forth in the Merger Agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to its analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of Onyx, or the ability of Onyx to pay its obligations when they come due, or as to the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it did not express any opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, Onyx’s underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to Onyx or in which Onyx might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of the outstanding Shares (other than excluded Shares) of the per Share consideration to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. Centerview was not asked to, and did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the structure or form of the transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the transaction, including, without limitation, the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors or other constituencies of Onyx or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Onyx or any party or class of such persons in connection with the transaction, whether relative to the per Share consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its written opinion.

Centerview’s opinion does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the transaction or any other matter.

Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Financial Analysis.

The following is a summary of the material financial and comparative analyses that Centerview deemed to be appropriate for this type of transaction and that were reviewed with the Board in connection with rendering Centerview’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Centerview in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Centerview. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 23, 2013 (the latest trading day prior to the date that Centerview delivered its opinion to the Board) and is not necessarily indicative of current market conditions.

Public Comparables Analysis.

Centerview compared certain financial information for Onyx to corresponding financial information for the following publicly traded companies that Centerview deemed comparable based on its experience and professional judgment to Onyx:

•	Actelion Ltd

•	Alexion Pharmaceuticals, Inc.

•	ARIAD Pharmaceuticals, Inc.

•	BioMarin Pharmaceutical Inc.

•	Cubist Pharmaceuticals, Inc.

•	Forest Laboratories, Inc.

•	Incyte Corporation

•	Jazz Pharmaceuticals Public Limited Company

•	Medivation, Inc.

•	Salix Pharmaceuticals, Ltd.

•	Seattle Genetics, Inc.

•	Shire plc

•	UCB S.A.

•	Vertex Pharmaceuticals Incorporated

Although none of the selected companies is directly comparable to Onyx, these companies were selected, among other reasons, because they are publicly traded commercial-stage biopharmaceutical companies with operations and businesses that, for purposes of Centerview’s analysis, may be considered similar to those of Onyx.

Using publicly available information as of August 23, 2013, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the market value of common equity (taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash) as a multiple of the consensus equity research analyst estimate for the company’s calendar year 2014 revenue (“Enterprise Value/2014E Revenue”). Using publicly available information as of August 23, 2013, Centerview also calculated, for each selected company, the company’s market price per share as a multiple of the consensus equity research analyst estimate for the company’s calendar year 2016 fully taxed cash earnings per share (“Share Price/2016E EPS”).

The following table represents the results of this analysis:

Peer Group	Mean	Median
Enterprise Value/2014E Revenue	9.4x	7.9x
Share Price/2016E EPS	18.5x	15.1x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a valuation range of 6.0x to 10.0x to Onyx’s estimated calendar year 2014 revenue (excluding one-time milestone payments) and applied a valuation range of 12.5x to 20.0x to Onyx’s estimated calendar year 2016 fully taxed cash earnings per Share (excluding one-time milestone payments), in each case under the Adjusted Base Case projections. The Adjusted Base Case was utilized for this analysis at the direction of Onyx’s management due to management’s belief that the Adjusted Base Case was based on assumptions most consistent with current real world usage expectations for Kyprolis. Revenue for 2014 was utilized based on management’s belief that the next full year of revenue projections were most relevant for Centerview’s analysis, whereas 2016 fully-taxed cash earnings were utilized based on management’s belief that 2016 represented the first year of normalized earnings for Onyx.

Applying the valuation ranges above resulted in the following implied per Share equity value ranges for Onyx’s common stock:

Valuation Basis (Applied Range)	Implied Per Share Price Range
Enterprise Value/2014E Revenue (6.0x – 10.0x)	$81.00 – $129.00
Share Price/2016E EPS (12.5x – 20.0x)	$67.50 – $108.25

Centerview then compared the results of the above analysis to the per Share consideration to be paid in the Offer and the Merger to holders of the outstanding Shares (other than excluded Shares) pursuant to the Merger Agreement.

Precedent Acquisitions Analysis

Centerview analyzed certain information relating to selected transactions that Centerview deemed relevant to consider in relation to Onyx and the transaction. These transactions were:

Date Announced	Acquiror	Target
06/29/12	Bristol-Meyers Squibb Company	Amylin Pharmaceuticals, Inc.
02/16/11	Sanofi-Aventis	Genzyme Corporation
06/30/10	Celgene Corporation	Abraxis BioScience, Inc.
05/16/10	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.
10/06/08	Eli Lilly and Company	ImClone Systems Incorporated
04/10/08	Takeda Pharmaceutical Co. Ltd.	Millennium Pharmaceuticals, Inc.
12/10/07	Eisai Co., Ltd.	MGI Pharma, Inc.
11/18/07	Celgene Corporation	Pharmion Corporation
04/22/07	AstraZeneca plc	MedImmune, Inc.
09/21/06	Merck KGaA	Serono S.A.

No company or transaction used in this analysis is identical or directly comparable to Onyx or the transaction. These transactions above were selected, among other reasons, because their participants, size and other factors, for purposes of Centerview’s analysis, may be considered similar to the transaction. Financial data for the selected transactions were based on publicly available information at the time of the announcement of the relevant transactions.

Using publicly available information, Centerview calculated, for each selected transaction, the transaction value (calculated as the equity purchase price, plus any debt, less cash and cash equivalents of the target company and excluding any contingent payments), as a multiple of the consensus equity research analyst estimate of the target company’s next-twelve months, or NTM, revenue at the time of the transaction (“Transaction Value/NTM Revenue”). Using publicly available information, Centerview also calculated, for each selected transaction, the percentage premium represented by the transaction price per share compared to the target company’s (1) market price per share on the trading day prior to the first public knowledge of the possibility of the transaction (“% premium to 1-day unaffected price”), (2) 30-day volume-weighted average price per share leading up to the first public knowledge of the possibility of the transaction (“% premium to 30-day VWAP unaffected price”) and (3) 52-week high market price per share, based on closing prices, prior to the first public knowledge of the possibility of the transaction (“% premium to 52-week high unaffected price”).

The following table represents the results of this analysis:

Precedent Transactions	Mean		Median
Transaction Value/NTM Revenue	7.7	x	7.5	x
% premium to 1-day unaffected price	45%		48%
% premium to 30-day VWAP unaffected price	52%		54%
% premium to 52-week high unaffected price	36%		41%

Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a valuation range of 6.2x to 9.8x to Onyx’s estimated next-twelve-months revenue (excluding one-time milestone payments) under the Adjusted Base Case projections. Based on the analysis above and other considerations Centerview deemed relevant, Centerview also applied (1) a range of 20% to 55% to Onyx’s market price per Share at the close of trading on June 28, 2013, the unaffected price on the trading day prior to the first public knowledge of the possibility of a transaction between Onyx and Parent, (2) a range of 27% to 68% to Onyx’s 30-day volume-weighted average price per Share leading up to June 28, 2013, and (3) a range of 14% to 53% to Onyx’s 52-week high market price per Share prior to June 28, 2013.

Applying the ranges above resulted in the following implied per Share equity value ranges for Onyx’s common stock:

Valuation Basis (Applied Range)	Implied Per Share Price Range
Transaction Value/NTM Revenue (6.2x – 9.8x)	$74.00 – $112.00
% premium to 1-day unaffected price (20% – 55%)	$104.25 – $134.50
% premium to 30-day VWAP unaffected price (27% – 68%)	$113.50 – $150.00
% premium to 52-week high unaffected price (14% – 53%)	$114.50 – $153.50

Centerview then compared the results of the above analysis to the per Share consideration to be paid in the Offer and the Merger to holders of the outstanding Shares (other than excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Onyx based on the Management Base Case, Adjusted Base Case and Upside Case projections. Centerview calculated the forecasted fully-taxed unlevered free cash flows of Onyx based on each of the Management Base Case, Adjusted Base Case and Upside Case during the period beginning on July 1, 2013 and ending on December 31, 2030 and assumed that fully-taxed unlevered free cash flows would decline in perpetuity after December 31, 2030 at a rate of free cash flow decline of 50.0% year-over-year. The fully-taxed unlevered free cash flows were then discounted to present values using a range of discount rates from 9.5% to 11.5%. This range of discount rates was based on Centerview’s analysis of Onyx’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) federal net operating losses, estimated by Onyx’s management to equal approximately $313 million as of the 2013 year end, plus the tax shields generated from future estimated losses, (ii) the present value of Onyx’s early stage pipeline products based on the median enterprise values of comparable early stage oncology companies, and (iii) Onyx’s excess cash as of June 30, 2013.

This analysis resulted in the following implied per Share equity value ranges for Onyx’s common stock:

Case	Implied Per Share Price Range
Base Case	$77.00 – $ 88.50
Adjusted Base Case	$98.50 – $112.25
Upside Case	$115.00 – $132.25

Other Considerations.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Centerview believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Centerview’s opinion. In arriving at its fairness determination, Centerview considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. In its analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Onyx. No company or other transaction used in the analyses is identical to Onyx or the transaction, and an evaluation of the results of the analyses is not entirely mathematical. The analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty. Centerview prepared the above analyses for the purpose of providing its opinion to the Board regarding whether, as of the date of Centerview’s written opinion, the per Share consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Onyx, Centerview or any other person assumes responsibility if future results are materially different from those forecasted.

Centerview’s opinion and analyses were only one of many factors taken into consideration by the Board in its evaluation of the transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or Onyx’s management with respect to the per Share consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Onyx and Parent and was approved by the Board. Centerview provided advice to Onyx during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Onyx or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview provided certain strategic advisory investment banking services to Onyx, for which it received compensation of approximately $1 million. In the two years prior to the date of its written opinion, Centerview did not provide any investment banking or other services to, and did not receive any compensation from, Parent or Purchaser. Centerview may provide investment banking and other services to or with respect to Onyx or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (1) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (2) of Centerview’s affiliates or related investment funds and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities of, or investments in, Onyx, Parent or any of their respective affiliates, or any other party that may be involved in the transaction.

The Board selected Centerview as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Centerview has acted as financial advisor to Onyx and the Board in connection with, and has participated in certain of the negotiations leading to, the transaction. In consideration of Centerview’s services, pursuant to a letter agreement dated January 12, 2010, as amended on June 12, 2013, Onyx has agreed to pay Centerview a fee of approximately $47 million, all of which is contingent upon and will become payable upon the consummation of the transaction. Onyx has also agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of its engagement.

Projected Financial Information.

Onyx does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In the normal course of its financial planning, management of Onyx prepared Management Base Case projections and, in connection with the Board’s consideration of strategic alternatives, management of Onyx also prepared Adjusted Base Case and Upside Case Projections. Onyx provided the Projections to the Board and Centerview and directed Centerview to use the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analysis, as described above under the heading “Opinion of Onyx’s Financial Advisor” in this Item 4 of this Schedule 14D-9. Onyx did not provide the Projections to Parent or Purchaser.

The Projections were prepared by Onyx’s management for internal use. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither Onyx’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summary of the Projections is included solely to give Onyx stockholders access to certain financial projections that were made available to the Board and Centerview and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Onyx’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Onyx’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Onyx’s annual report on Form 10-K for the fiscal year ended December 31, 2012, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by Onyx’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Onyx or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither Onyx, Parent nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Onyx does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Onyx, Parent nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Onyx stockholder or other person regarding the ultimate performance of Onyx compared to the information contained in the Projections or that the Projections will be achieved. Onyx has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections.

Certain of the projected financial information set forth herein, may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Onyx may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projections, Onyx stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Management Base Case financial projections provided by management include long-term projections from 2013-2030 for Kyprolis, Nexavar, Stivarga, oprozomib and palbociclib, including expenses allocated to each product. Also included in the Projections were general administrative costs (G&A) not attributed to a specific product. Onyx’s management also derived overall operating income, fully-taxed cash net income and fully-taxed cash earnings per share of Onyx. In addition to the Management Base Case financial projections, in connection with the Board’s review of strategic alternatives, management prepared financial projections under two additional business scenarios, an Adjusted Base Case and an Upside Case, in order to allow the Board to consider sensitivities to the Management Base Case financial projections. The Adjusted Base Case assumed additional revenue, compared to what was included in Management Base Case projections, from Kyprolis in multiple myeloma in both (i) spontaneous sales in non-approved lines of therapy and (ii) a longer duration of treatment. The Upside Case also assumed the additional revenues as reflected in the Adjusted Base Case and, in addition, assumed greater value attributed to (i) oprozomib, based on increasing the likelihood of clinical success, and (ii) palbociclib, based on an assumption that FDA approval would be obtained in 2014 rather than 2016. The following is a summary of the Projections:

Risk-Adjusted Projected Financial Information

	Management Base Case (dollars in millions, except per Share information)
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Revenues Attributable	747	826	985	1,277	1,721	2,040	2,330	2,845	3,116	3,246	3,247	3,166	3,156	2,084	1,474	748	364	215
Costs
Cost of goods sold	(163)	(170)	(207)	(255)	(302)	(326)	(330)	(343)	(313)	(234)	(199)	(171)	(157)	(103)	(75)	(44)	(29)	(22)
Research and development	(445)	(478)	(432)	(378)	(382)	(312)	(145)	(82)	(48)	(43)	(42)	(41)	(35)	(30)	(24)	(18)	(22)	(23)
Sales and marketing	(214)	(276)	(318)	(315)	(315)	(331)	(319)	(265)	(243)	(231)	(228)	(220)	(195)	(129)	(106)	(70)	(52)	(46)
General and administrative	(105)	(129)	(139)	(144)	(149)	(155)	(159)	(159)	(161)	(168)	(130)	(122)	(124)	(115)	(91)	(68)	(44)	(20)
Operating Income	(179)	(228)	(111)	185	572	916	1,377	1,996	2,351	2,569	2,647	2,611	2,645	1,708	1,177	548	218	103
Fully-taxed Net Income	(179)	(228)	(111)	118	378	623	964	1,437	1,693	1,850	1,906	1,880	1,904	1,229	848	395	157	74
Fully-taxed Cash EPS	(2.14)	(2.72)	(1.32)	1.42	4.52	7.45	11.53	17.19	20.25	22.13	22.80	22.49	22.78	14.71	10.14	4.72	1.88	0.89
Net milestone revenues / (payments)	25	30	(65)	(65)	—	—	—	45	—	—	—	—	—	—	—	—	—	—

	Adjusted Base Case (dollars in millions, except per Share information)
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Revenues Attributable	751	1,002	1,385	1,836	2,281	2,478	2,643	3,223	3,554	3,716	3,734	3,663	3,663	2,321	1,565	792	386	225
Costs
Cost of goods sold	(163)	(182)	(234)	(292)	(339)	(354)	(349)	(367)	(340)	(262)	(228)	(200)	(186)	(116)	(80)	(46)	(30)	(23)
Research and development	(445)	(478)	(432)	(378)	(382)	(312)	(145)	(82)	(48)	(43)	(42)	(41)	(35)	(30)	(24)	(18)	(22)	(23)
Sales and marketing	(214)	(276)	(318)	(315)	(315)	(331)	(319)	(265)	(243)	(231)	(228)	(220)	(195)	(129)	(106)	(70)	(52)	(46)
General and administrative	(105)	(129)	(139)	(144)	(149)	(155)	(159)	(159)	(161)	(168)	(130)	(122)	(124)	(115)	(91)	(68)	(44)	(20)
Operating Income	(175)	(64)	261	706	1,096	1,326	1,670	2,350	2,763	3,012	3,106	3,080	3,124	1,931	1,264	590	239	113
Fully-taxed Net Income	(175)	(64)	162	452	723	902	1,169	1,692	1,989	2,168	2,236	2,217	2,249	1,391	910	425	172	81
Fully-taxed Cash EPS	(2.09)	(0.77)	1.94	5.40	8.65	10.79	13.98	20.24	23.80	25.94	26.75	26.52	26.90	16.63	10.88	5.08	2.06	0.97
Net milestone revenues / (payments)	25	30	(65)	(65)	—	—	—	45	—	—	—	—	—	—	—	—	—	—

	Upside Case (dollars in millions, except per Share information)
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Revenues Attributable	751	1,021	1,450	1,921	2,350	2,530	2,709	3,557	4,185	4,538	4,613	4,506	4,438	3,102	2,382	1,164	524	287
Costs
Cost of goods sold	(163)	(182)	(234)	(292)	(339)	(354)	(351)	(380)	(368)	(301)	(269)	(240)	(222)	(153)	(118)	(64)	(36)	(26)
Research and development	(445)	(478)	(432)	(378)	(382)	(312)	(159)	(104)	(72)	(69)	(68)	(63)	(48)	(47)	(44)	(29)	(37)	(40)
Sales and marketing	(214)	(276)	(318)	(315)	(315)	(331)	(324)	(278)	(260)	(252)	(249)	(241)	(211)	(142)	(117)	(77)	(56)	(50)
General and administrative	(105)	(129)	(139)	(144)	(149)	(155)	(159)	(159)	(161)	(168)	(130)	(122)	(124)	(115)	(91)	(68)	(44)	(20)
Operating Income	(175)	(45)	327	791	1,165	1,378	1,715	2,636	3,324	3,748	3,898	3,839	3,833	2,645	2,011	927	351	151
Fully-taxed Net Income	(175)	(45)	203	507	769	937	1,201	1,898	2,394	2,699	2,806	2,764	2,760	1,905	1,448	667	253	109
Fully-taxed Cash EPS	(2.09)	(0.53)	2.42	6.06	9.19	11.20	14.36	22.70	28.63	32.28	33.57	33.06	33.01	22.78	17.32	7.98	3.02	1.30
Net milestone revenues / (payments)	25	30	(65)	(65)	—	—	—	45	—	—	—	—	—	—	—	—	—	—

Note: With the exception of the “Net milestone revenues / (payments)” line item, all line items set forth above for each of the Management Base Case, Adjusted Base Case and Upside Case exclude one-time milestone payments. Management determined it was immaterial to adjust for additional non-cash items such as depreciation and amortization, non-cash compensation, or capital expenditures.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to a letter agreement dated January 12, 2010, as subsequently amended on July 12, 2011 and June 12, 2013, Onyx engaged Centerview to act as its financial advisor in connection with the Merger and, in connection with such engagement, to deliver to the Board its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the Merger Agreement, as discussed above in Item 4. Pursuant to the terms of this engagement letter, Onyx has agreed to pay Centerview a transaction fee of approximately $47 million, all of which is payable upon the closing of the Offer. In addition, Onyx has agreed to reimburse Centerview for its expenses, including attorneys’ fees and disbursements, and to indemnify Centerview and related persons against various liabilities, including certain liabilities under the federal securities laws. The Board engaged Centerview as its financial advisor for various reasons, including Centerview’s familiarity with Onyx and its business and the industries in which Onyx operates and the Board’s belief that Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

Except as set forth above, neither Onyx nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Onyx or, to Onyx’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except for the following transactions, each of which were effected through a previously established 10b5-1 plan:

Identity of Person Who Effected the Transaction	Date of the Transaction	Amount of Securities Involved	Exercise Price per Share (if Exercising Options)		Price Per Share
Matthew K. Fust	7/2/2013	1,243	$	N/A	$132.80
	7/2/2013	308		N/A	132.80
	7/26/2013	6,043		N/A	130.50
	8/8/2013	2,492		N/A	128.21
Helen I. Torley, M.B., Ch.B.	8/12/2013	7,000		33.70	126.88
	8/12/2013	1,250		37.68	126.88
	8/12/2013	1,061		N/A	126.92
Kaye I. Foster-Cheek	8/6/2013	4,740		26.38	26.38
	8/6/2013	1,750		35.18	35.18
	8/6/2013	2,388		37.68	37.68
	8/6/2013	8,378		N/A	132.76
	8/6/2013	500		N/A	133.68
Juergen Lasowski, Ph.D.	7/1/2013	25,375		28.55	132.63
Suzanne M. Shema, J.D.	7/8/2013	1,214		32.07	135.76
	7/8/2013	657		30.28	135.76
	7/8/2013	802		35.18	135.76
	7/8/2013	583		37.68	135.76
	7/8/2013	796		37.68	135.76
	8/7/2013	1,215		32.07	131.86
	8/7/2013	656		30.28	131.86
	8/7/2013	583		37.68	131.86
	8/7/2013	796		37.68	131.86
	8/7/2013	802		35.18	131.86
Antonio J. Grillo-Lòpez, M.D.	7/1/2013	3,000		N/A	132.63
	7/26/2013	2,000		76.79	130.50
	7/30/2013	1,500		N/A	131.26
Julianna Wood	7/1/2013	765		30.28	132.63
	7/1/2013	547		35.18	132.63
	7/1/2013	719		37.68	132.63
	7/1/2013	273		28.55	132.63
Paul Goddard	7/1/2013	2,000		12.50	12.50
	7/1/2013	4,000		28.41	28.41
	7/1/2013	3,500		N/A	131.92
	7/1/2013	2,500		N/A	132.63
Corinne Nevinny	7/1/2013	2,000		N/A	132.63
	7/1/2013	3,000		N/A	132.63
	7/30/2013	1,500		N/A	131.26

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Onyx is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Onyx, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Onyx or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Onyx or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Onyx.

Onyx has agreed that from the date of the Merger Agreement until the earlier of the Acceptance Time and the date, if any, on which the Merger Agreement is terminated, Onyx, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Onyx has agreed to certain procedures that it must follow in the event Onyx receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation” is incorporated herein by reference.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) shall have expired or been terminated, with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1—“Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See Section 17—“Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” in the Offer to Purchase.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Parent will file by September 20, 2013, a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Onyx or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Onyx believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Conditions of the Offer” in the Offer to Purchase.

Notice of Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and September 23, 2013, deliver to Onyx at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Onyx of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Onyx Pharmaceuticals, Inc., 249 East Grand Avenue, South San Francisco, California 94080, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Onyx is under no obligation to and has no present intention to file a petition and holders should not assume that Onyx will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Onyx believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor Onyx anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Onyx’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Onyx desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Solicitation/Recommendation Statement.

Business Combination Statute.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, Onyx Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Onyx as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Certain Litigation.

Between August 28, 2013 and August 30, 2013, four plaintiffs filed purported class action lawsuits against Onyx, its directors, Amgen and Purchaser, and unnamed “John Doe” defendants in connection with the proposed

Merger. Three of those purported class actions were brought in the Superior Court of the State of California captioned Silverstein et al. v. Onyx Pharmaceuticals, Inc., et al. (San Mateo County) (August 28, 2013), Robinson v. Onyx Pharmaceuticals, Inc., et al. (San Francisco County) (August, 28, 2013), and Solak v. Onyx Pharmaceuticals, Inc., et al. (San Mateo County) (August 30, 2013). The fourth purported class action was brought in the Court of Chancery of the State of Delaware, captioned Mark D. Smilow, IRA v. Onyx Pharmaceuticals Inc., et al. (August 29, 2013). Each of the lawsuits alleges that the Onyx director defendants breached their fiduciary duties to Onyx shareholders, and that the other defendants aided and abetted such breaches, by seeking to sell Onyx through an allegedly unfair process and for an unfair price and on unfair terms. Each of the lawsuits seeks, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the Merger Agreement (to the extent it has already been implemented), and attorneys’ fees and costs and certain of the lawsuits seek other relief.

Section 14(f) Information Statement.

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Acceptance Time.

Golden Parachute Compensation.

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

Dr. Coles, Mr. Fust, Dr. Lasowski, Ms. Shema, Mr. Osborn and Dr. Love are Onyx’s named executive officers. In 2008, or in connection with the executive officer’s hire, if later, Onyx entered into Executive Severance Agreements with each of the named executive officers. Each such named executive officer (other than Mr. Osborn and Dr. Love, who are no longer employed at Onyx and are no longer party to Executive Severance Agreements) is entitled to “double-trigger” severance payments and benefits upon a termination of employment if the named executive officer’s employment terminates due to an “involuntary termination without cause” or a “constructive termination” within 24 months following the effective date of a change in control. These benefits are conditioned on the named executive officer executing and not revoking a general release of claims in favor of Onyx. The severance payments and benefits will be made under the terms of the Executive Severance Agreements as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Onyx—Change in Control Severance Benefits Agreements with Executive Officers” which are incorporated herein by reference. For purposes of the Executive Severance Agreements, the Offer Acceptance Time will constitute a “change in control” under the Executive Severance Agreements.

In addition, as described below and pursuant to pre-existing Executive Severance Agreements, each of our named executive officers (other than Mr. Osborn and Dr. Love) is entitled to “double-trigger” accelerated vesting of their outstanding equity awards if the named executive officer’s employment terminates due to an “involuntary termination without cause” or a “constructive termination” within 24 months following the effective date of a change in control. Consistent with the terms of Onyx’s equity incentive plans, which generally provide for full acceleration of equity awards to the extent they are not assumed, continued or substituted in a corporate transaction, under the terms of the Merger Agreement, each outstanding Option will be cancelled and converted into the right to receive the Option Payment Amount, each outstanding Stock Unit will be cancelled and converted into the right to receive the Stock Unit Payment Amount and each Stock Award will be cancelled and converted into the right to receive the Restricted Shares Payment Amount. As described in more detail in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Onyx—Treatment of Onyx Stock Options”, “—Treatment of Onyx Restricted Stock Units and Performance Stock Units” and “—Treatment of Onyx Stock Awards,” the portion of the Option Payment Amount, Stock Unit Payment Amount and Restricted Shares Payment Amount that remains outstanding and unvested as of December 15, 2013 will vest on December 15, 2013 and be paid no later than December 31, 2013.

Aggregate Amounts of Potential Compensation

The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from Onyx if the Offer is consummated and, for certain payments and benefits (including the value of payments made with respect to the cash out of the Options, Stock Units and other Stock Awards) if the named executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential golden parachute compensation, we have assumed that the Effective Time occurs on October 1, 2013, including with respect to calculating the portion of equity awards subject to accelerated vesting based on holdings as of August 23, 2013, and have further assumed that the named executive officers will incur a “covered termination” (as defined in each executive officer’s respective Executive Severance Agreement) on such date that would entitle them to the benefits set forth in the table below.

	Golden Parachute Compensation
	Cash(1)(2)	Equity(3)	Perquisites/ Benefits(4)	Tax Reimbursement(5)	Total
N. Anthony Coles, M.D.	$4,325,219	$27,754,958	$91,526	$—	$32,171,703
Matthew K. Fust	1,333,212	8,845,012	34,964	2,012,054	12,225,242
Juergen Lasowski, Ph.D.	1,177,938	9,820,478	63,644	1,977,061	13,039,121
Suzanne M. Shema, J.D.	1,216,222	9,086,630	50,763	—	10,353,615
John E. Osborn, J.D., M.I.P.P.(6)	—	—	—	—	—
Ted W. Love, M.D.(7)	—	—	—	—	—

(1)	Amounts in this column represent the “double-trigger” amounts to be paid as severance payments under the Executive Severance Agreements, as a lump sum cash payment upon an “involuntary termination without cause” or a “constructive termination” (as defined in each executive’s respective Executive Severance Agreement) within 24 months following a change in control subject to the execution and non-revocation of a general release of claims in favor of Onyx. In the case of Dr. Coles, the cash severance would be equal to four times Dr. Coles’ base salary in effect at the time of the termination (or, if higher, the base salary at the time of the change in control) and, in the case of Mr. Fust, Dr. Lasowski and Ms. Shema, the cash severance would be equal to 26 months base salary at the rate in effect at the time of the termination (or, if higher, the base salary at the time of the change in control). These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Schedule 14D-9. If Parent offers any of the executive officers continued employment after Closing, Parent expects to pay a portion of the executive officer’s change in control cash severance entitlement on the Closing and the remainder at the end of a retention period.
(2)

Amounts in this column also represent “double-trigger” acceleration of bonus payments for 2013 performance to be paid at 145% of target level based upon current target bonus opportunities, assuming a termination of employment as of the Effective Time. Pursuant to the Merger Agreement, Parent shall pay each Continuing Employee who is entitled to a cash bonus for the 2013 bonus year an annual cash bonus at the time such bonus would otherwise be paid, based on a performance level of 145% (as accrued for financial reporting purposes as of the date of the Merger Agreement); provided that if such Continuing

Employee’s employment is terminated on or prior to December 31, 2013 without “cause” (as defined in Onyx’s Employee Severance Plan) or for “good reason” (as defined in the Merger Agreement), such Continuing Employee shall receive a prorated bonus at the time of such termination.
(3)	These amounts reflect the aggregate Option Payment Amount, Stock Unit Payment Amount and Restricted Shares Payment Amount payable to each named executive officer in respect of unvested Options, unvested Stock Units, and unvested Stock Awards held as of August 23, 2013, and the target value of the Pending PSUs, each of which are subject to full acceleration if such executive officer’s employment is terminated due to an “involuntary termination without cause” or a “constructive termination” (as defined in each executive’s respective Executive Severance Agreement) within 24 months following a change in control subject to the execution and non-revocation of a general release of claims in favor of Onyx. As discussed above, amounts in respect of these awards will also be subject to full acceleration upon the earlier of (1) the holder’s termination without “cause” (as defined in Onyx’s Amended & Restated Employee Severance Plan) or upon resignation for “good reason” (as defined in the Merger Agreement) and (2) December 15, 2013.
(4)	Amounts in this column represent (i) in the case of Dr. Coles, a lump sum payment of the estimated value of payments for continuation of medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for 24 months, plus continuation of payments of group life insurance premiums and up to $40,000 of outplacement services and (ii) in the case of Mr. Fust, Dr. Lasowski and Ms. Shema, the estimated value of payments for continuation of medical coverage pursuant to COBRA for 18 months, plus continuation of payments of group life insurance premiums and up to $25,000 of outplacement services, in each case, assuming such named executive officer’s employment was terminated upon an “involuntary termination without cause” or a “constructive termination” within 24 months following a change in control. Such benefits are subject to the execution and non-revocation of a general release of claims in favor of Onyx.
(5)	Amounts in this column represent an estimate of the tax gross-up payments Mr. Fust and Dr. Lasowski may become entitled to receive in the event payments and benefits they receive constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code that would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.
(6)	On March 12, 2013, John Osborn left Onyx, and his outstanding equity was cancelled.
(7)	On August 1, 2012, Ted W. Love, M.D. retired from his position as Executive Vice President, R&D and Technical Operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Acceptance Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for Onyx to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Onyx’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Onyx, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Onyx at www.onyx.com. Onyx does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(1)	Offer to Purchase, dated September 3, 2013	Schedule TO	9/3/13	(a)(1)(i)

(a)(2)	Form of Letter of Transmittal (including Form W-9)	Schedule TO	9/3/13	(a)(1)(ii)

(a)(3)	Form of Notice of Guaranteed Delivery	Schedule TO	9/3/13	(a)(1)(iii)

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	9/3/13	(a)(1)(iv)

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	9/3/13	(a)(1)(v)

(a)(6)	Joint Press Release issued by Onyx and Parent, dated August 25, 2013	8-K	8/26/13	99.1

(a)(7)	Opinion of Centerview Partners, LLC, dated August 24, 2013 (included as Annex B to this Schedule 14D-9)

(a)(8)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9)				X

(a)(8)	Form of summary advertisement, published September 3, 2013 in The New York Times	Schedule TO	9/3/13	(a)(5)(vi)

(e)(1)	Agreement and Plan of Merger, dated as of August 24, 2013 by and among Onyx, Parent and Purchaser	8-K	8/26/13	2.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(2)	Confidentiality Agreement, dated as of July 12, 2013, by and between Onyx and Parent.	Schedule TO	9/3/13	(d)(2)

(e)(3)	Restated Certificate of Incorporation	SB-2	4/2/1996	333-3176-LA

(e)(4)	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	8/7/2000	3.3

(e)(5)	Certificate of Amendment of Amended and Restated Certificate of Incorporation	S-3	5/30/2006	4.3

(e)(6)	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	5/27/2011	3.5

(e)(7)	Amended and Restated By-laws	8-K	12/5/2008	3.2

(e)(8)	1996 Equity Incentive Plan.*	SB-2	4/2/1996	333-3176-LA

(e)(9)	1996 Non-Employee Directors’ Stock Option Plan.*	SB-2	4/2/1996	333-3176-LA

(e)(10)	Form of Indemnity Agreement to be signed by executive officers and directors of Onyx.	SB-2	4/2/1996	333-3176-LA

(e)(11)	Form of Executive Change in Control Severance Benefits Agreement.*	8-K	6/10/2008	10.1

(e)(12)	Amended and Restated Executive Change in Control Severance Benefits Agreement between Onyx and Ted W. Love, M.D., dated as of May 18, 2011.*	8-K	5/18/2011	10.9(ii)

(e)(13)	Amended and Restated Executive Change in Control Severance Benefits Agreement between Onyx and Kaye Foster-Cheek, dated as of May 18, 2011.*	8-K	5/18/2011	10.9(iii)

(e)(14)	Amendment No. 1 to Amended and Restated Executive Change in Control Severance Benefits Agreement between Onyx and Kaye Foster-Cheek, dated as of July 26, 2012.*	10-Q	8/6/2012	10.9(iv)

(e)(15)	Form of Stock Option Agreement pursuant to the 2005 Equity Incentive Plan.*	10-K	3/5/2007	10.13(i)

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(16)	Form of Stock Option Agreement pursuant to the 2005 Equity Incentive Plan and the Non-Discretionary Grant Program for Directors.*	10-K	3/5/2007	10.13(ii)

(e)(17)	Form of Stock Bonus Award Grant Notice between Onyx and certain award recipients.*	8-K	7/12/2006	10.36

(e)(18)	Form of Stock Unit Award Grant Notice and Agreement between Onyx and certain award recipients.*	10-Q	5/10/2011	10.13(v)

(e)(19)	Base Salaries for Fiscal Year 2012, Cash Bonuses for Fiscal Year 2011 and 2012 Equity Compensation Awards for Named Executive Officers.*	8-K	2/8/2012	10.19

(e)(20)	Employment Agreement between Onyx and N. Anthony Coles, M.D., dated as of February 22, 2008.*	8-K	2/26/2008	10.1

(e)(21)	Amendment to Executive Employment Agreement between Onyx and N. Anthony Coles, M.D., effective as of March 12, 2009.*	10-Q	5/11/2009	10.20(ii)

(e)(22)	Executive Change in Control Severance Benefits Agreement between Onyx and N. Anthony Coles, M.D., dated as of February 22, 2008.*	8-K	2/26/2008	10.2

(e)(23)	Letter Agreement between Onyx and John Osborn, effective as of May 23, 2012.*	10-Q	8/6/2012	10.23

(e)(24)	Letter Agreement between Onyx and John Osborn, effective as of December 13, 2012.*	10-K	2/28/2013	10.23(ii)

(e)(25)	Letter Agreement between Onyx and Helen I. Torley, effective as of August 8, 2011.*	10-Q	11/2/2012	10.24(i)

(e)(26)	Letter Agreement between Onyx and Helen I. Torley, effective as of October 30, 2012.*	10-Q	11/2/2012	10.24(ii)

(e)(27)	Onyx Pharmaceuticals, Inc. Executive Severance Benefit Plan.*	8-K	12/5/2008	10.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(28)	Letter Agreement between Onyx and Matthew K. Fust, dated December 12, 2008.*	8-K	12/23/2008	10.1

(e)(29)	Letter Agreement between Onyx and Juergen Lasowski, Ph.D., dated April 28, 2008.*	10-Q	5/11/2009	10.28(i)

(e)(30)	Amendment to Letter Agreement between Onyx and Juergen Lasowski, Ph.D., effective as of March 12, 2009.*	10-Q	5/11/2009	10.28(ii)

(e)(31)	Executive Employment Agreement between Onyx and Suzanne M. Shema, effective as of August 31, 2009.*	10-Q	11/3/2009	10.29

(e)(32)	Letter Agreement between Onyx and Ted Love, M.D., effective as of January 28, 2010.*	10-Q	5/4/2010	10.30

(e)(33)	Transition and Retirement Agreement between Onyx and Ted Love, M.D., effective as of February 14, 2012.*	10-Q	5/4/2012	10.30(ii)

(e)(34)	Letter Agreement between Onyx and Kaye Foster-Cheek, effective as of September 30, 2010.*	10-Q	11/3/2010	10.31

(e)(35)	Separation Agreement between Onyx and John Osborn, effective as of March 12, 2013.*	10-Q	5/8/2013	10.23

(e)(36)	Letter Agreement between Onyx and Pablo Cagnoni, dated as of January 25, 2013.*	10-Q	5/8/2013	10.39

(e)(37)	1996 Employee Stock Purchase Plan, as amended.*	8-K	5/23/2013	10.7

(e)(38)	2005 Equity Incentive Plan, as amended.*	8-K	5/23/2013	10.13(i)

(e)(39)	2013 Cash Performance Incentive Plan.*	8-K	5/23/2013	10.40

*	Represents management contract or compensatory plan arrangements.

Annex A—Information Statement, dated September 3, 2013.

Annex B—Opinion of Centerview Partners, LLC, dated August 24, 2013.

Annex C—Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ONYX PHARMACEUTICALS, INC.

Dated: September 3, 2013	By:	/s/ N. Anthony Coles, M.D.
	Name:	N. Anthony Coles, M.D.
	Title:	Chairman and Chief Executive Officer

ANNEX A

ONYX PHARMACEUTICALS, INC.

249 East Grand Avenue

South San Francisco, California 94080

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about September 3, 2013 to holders of record of common stock, par value $0.001 per share (“Shares” or “Common Stock”), of Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Onyx with respect to the cash tender offer (the “Offer”) by Arena Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Parent” and together with Purchaser, the “Offerors”), to purchase all Shares that are issued and outstanding. The Shares will be purchased by Purchaser. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to Onyx. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of holders of Shares to a majority of the seats on Onyx’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of August 24, 2013, by and among Parent, Purchaser and Onyx (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on September 3, 2013 to purchase all Shares that are issued and outstanding, at a purchase price of $125.00 per Share, net to seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 3, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on September 3, 2013.

The Merger Agreement provides, among other things, that as soon practicable following consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement (and in no event later than three business days following satisfaction or waiver of such conditions), Purchaser will merge with and into Onyx (the “Merger”), with Onyx surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Onyx does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Purchaser or any of their wholly-owned subsidiaries, (ii) Shares owned by Onyx or any of its wholly-owned subsidiaries and (iii) held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount per Share in cash equal to the Offer Price paid in the Offer, without interest and less any applicable withholding taxes.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on October 1, 2013 (one minute after 11:59 P.M., New York City time, on September 30, 2013), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the Acceptance Time, the Merger Agreement provides that subject to compliance with applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”) Purchaser shall be entitled to elect or designate such number of directors on the Board as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any other subsidiary of Parent or Purchaser (including Shares accepted for payment in the Offer) bears to the total number of Shares then outstanding, with such designees elected or appointed to such classes of the Board so as to be as evenly distributed as possible among the three classes of directors of the Board, and Onyx will, upon Purchaser’s at any time following the purchase of and payment for Shares pursuant to the Offer, take all actions necessary to (i) appoint to the Board the individuals designated by Purchaser and permitted to be so designated as described above, including, but not limited to, promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending Onyx’s bylaws if necessary so as to increase the size of the Board) and/or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable our designees to be so elected or designated to the Board, and (ii) cause Purchaser’s designees to be so appointed at such time. In connection with the foregoing, Onyx and the Board will take all necessary action to elect or appoint Purchaser’s designees to the Board, including, at the option of Purchaser, by increasing the size of the Board and/or securing the resignations of such number of its incumbent directors. To the extent permitted by applicable law and the rules of NASDAQ, Onyx will also cause Purchaser’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning the Offerors and their designees has been furnished to Onyx by the Offerors, and Onyx assumes no responsibility for the accuracy or completeness of such information.

OFFERORS’ DESIGNEES TO THE BOARD

Information with Respect to the Designees.

As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser’s designees to the Board. However, Purchaser has informed Onyx that it will choose its designees to the Board from the list of persons set forth below (the “Potential Designees”) Purchaser has informed Onyx that each of the Potential Designees has consented to act as a director of Onyx, if so designated.

The Potential Designees have consented to serve as directors of Onyx if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, Onyx. Each of the Offerors has informed Onyx that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of Onyx, has a familial relationship with any director or executive officer of Onyx or has been involved in any transactions with Onyx or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of the Offerors has informed Onyx that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, on October 1, 2013 (one minute after 11:59 P.M., New York City time, on September 30, 2013). It is currently not known which, if any, of the current directors of Onyx would resign.

List of Potential Designees.

The following table sets forth information with respect to the Potential Designees (including, as of September 3, 2013, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is One Amgen Center Drive, Thousand Oaks, California 91320-1799.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Robert A. Bradway	50

Chief Executive Officer,

Amgen Inc.

(Biotechnology)

2012 – Present

Chairman of the Board of Directors,

Amgen Inc.

(Biotechnology)

January 2013 – Present

Director,

Amgen Inc.

(Biotechnology)

2011 – Present

Director,

Norfolk Southern Corporation

(Transportation)

2011 – Present

President,

Amgen Inc.

(Biotechnology)

2010 – Present

Chief Operating Officer,

Amgen Inc.

(Biotechnology)

2010 – 2012

Executive Vice President and Chief Financial Officer,

Amgen Inc.

(Biotechnology)

2007 – 2010

Madhavan (Madhu) Balachandran	62	Executive Vice President, Operations, Amgen Inc. (Biotechnology) 2012 – Present Senior Vice President, Manufacturing, Amgen Inc. (Biotechnology) 2007 – 2012

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Dr. Sean E. Harper	50

Executive Vice President, Research and Development,

Amgen Inc.

(Biotechnology)

2012 – Present

Senior Vice President, Global Development, and Corporate Chief Medical Officer,

Amgen Inc.

(Biotechnology)

2007 – 2012

Anthony C. Hooper	58

Executive Vice President, Global Commercial Operations,

Amgen Inc.

(Biotechnology)

2011 – Present

Senior Vice President, Commercial Operations and President,

U.S., Japan and Intercontinental,

Bristol-Myers Squibb Company

(Pharmaceuticals)

2010 – 2011

President, Americas,

Bristol-Myers Squibb Company

(Pharmaceuticals)

2009 – 2010

President, U.S. Pharmaceuticals, Worldwide Pharmaceuticals Group,

Bristol-Myers Squibb Company

(Pharmaceuticals)

2004 – 2009

Brian M. McNamee	56	Senior Vice President, Human Resources, Amgen Inc. (Biotechnology) 2001 – Present

Cynthia M. Patton	51

Senior Vice President and Chief Compliance Officer,

Amgen Inc.

(Biotechnology)

2012 – Present

Vice President, Law,

Amgen Inc.

(Biotechnology)

2010 – 2012

Associate General Counsel,

Amgen Inc.

(Biotechnology)

2005 – 2010

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Jonathan M. Peacock	55	Executive Vice President and Chief Financial Officer, Amgen Inc. (Biotechnology) 2010 – Present Chief Financial and Administration Officer, Novartis Pharmaceutical AG (Healthcare) 2005 – 2010

David J. Scott	60	Senior Vice President, General Counsel and Secretary, Amgen Inc. (Biotechnology) 2004 – Present

GENERAL INFORMATION CONCERNING ONYX

The authorized capital stock of Onyx consists of 200,000,000 shares designated Shares, par value $0.001 per share and 5,000,000 shares designated as preferred stock, par value $0.001 per share. The only class of voting securities of Onyx outstanding that is entitled to vote at a meeting of Onyx’s stockholders are Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of August 23, 2013, there were 73,430,031 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of Onyx, their ages, and the positions held by each such person with Onyx on August 23, 2013, as well as the years in which the current terms of the directors expire:

Name	Age	Position	Expiration of Term
N. Anthony Coles, M.D.	52	Chairman, Chief Executive Officer and President	2014
Corinne H. Nevinny(1)	53	Director	2016
Thomas Wiggans(3)	61	Director	2016
Paul Goddard, Ph.D.(3)	63	Director	2015
Antonio J. Grillo-Lòpez, M.D.(2)	73	Director	2015
Wendell Wierenga, Ph.D.(2)(3)	65	Director	2016
Magnus Lundberg(1)	56	Director	2014
William R. Ringo(1)(2)	67	Director	2014
Matthew K. Fust	49	Executive Vice President and Chief Financial Officer
Helen I. Torley, M.B., Ch.B	50	Executive Vice President and Chief Commercial Officer
Kaye I. Foster-Cheek	53	Senior Vice President, Global Human Resources
Juergen Lasowski, Ph.D	55	Executive Vice President, Corporate Development and Strategy
Suzanne M. Shema, J.D.	55	Executive Vice President, General Counsel and Corporate Secretary
Pablo J. Cagnoni, M.D.	50	Executive Vice President, Global Research and Development and Technical Operations
Julianna Wood	57	Vice President, Public Affairs

(1)	Member of the Audit Committee.
(2)	Member of the Nominating and Governance Committee.
(3)	Member of the Compensation Committee.

The Board

Class I Directors—Terms to Expire in 2015.

Paul Goddard, Ph.D., age 63, has served as a Director since February 1997 and is currently the Lead Independent Director of Onyx. Dr. Goddard served as Chief Executive Officer of ARYx Therapeutics, a public biotechnology company, from April 2005 to November 2011 and has served as its Chairman of the Board of Directors since August 2003. Dr. Goddard served on the Board of Directors of Adolor Corporation, a biotechnology company, from October 2000 until December 2011. Prior to 2007, Dr. Goddard’s business experience included serving as Chief Executive Officer of Elan Pharmaceuticals, Inc., and Chief Executive Officer and Chairman of the Board of Neurex Corporation. Dr. Goddard also serves on the Boards of Directors of Pathway Corporation and Hemaquest Inc. Until June 2012, Dr. Goddard also served on the board of A.P. Pharma, Inc., a public pharmaceutical company, where he was also Chairman of the Board. He completed his Ph.D. in the area of Etiology and Pathophysiology of colon cancer at St. Mary’s Hospital, University of London. Dr. Goddard has extensive knowledge of, and experience in, the pharmaceutical industry. We believe his service as an executive at numerous publicly traded healthcare companies qualifies him to provide oversight to Onyx’s strategic plans, commercial growth, strategic transactions and global expansion and to provide insights into our industry and regulatory environment. Dr. Goddard’s substantial experience in executive compensation matters, developed in his tenures as chief executive officer, is especially valuable as the Chairman of the Compensation Committee.

Antonio J. Grillo-López, M.D., age 73, has served as a Director since September 2002. Since 2010, Dr. Grillo-López has served as a consultant to Optimer Corp., HUYA Bioscience and Biogen Idec. Between 2007 and 2009, Dr. Grillo-López served as a consultant to various other biotech companies, including Hexal Pharma, Memgen Pharma and Tracon Pharma. From 2001 to 2008, Dr. Grillo-López served on the Board of Directors of Favrille, Inc., a public biopharmaceutical company. Prior to 2007, Dr. Grillo-López served in a Chief Medical Officer capacity with two companies in the pharmaceutical industry, served as a consultant to the U.S. National Cancer Institute and served on the Oncologic Drugs Advisory Committee of the U.S. Food and Drug Administration. Dr. Grillo-López also serves on the Board of Trustees of the Hope Funds for Cancer Research. Dr. Grillo-López is a Hematologist and Oncologist and holds a B.S. and an M.D. from the University of Puerto Rico. We believe that, by virtue of his medical degree and industry experience, Dr. Grillo-López is well-qualified to provide guidance and oversight to Onyx’s clinical and regulatory strategies and to its portfolio management. Mr. Grillo-López is well-qualified to advise Onyx regarding evaluation of product candidates in potential strategic transactions.

Wendell Wierenga, Ph.D., age 65, has served as a Director since December 1996. Since June 2011, Dr. Wierenga has served as Executive Vice President of Research and Development of Santarus, Inc., a specialty pharmaceutical company. From January 2007 to June 2011, Dr. Wierenga served as Executive Vice President of Research and Development of Ambit Biosciences Corporation, a biopharmaceutical company. Prior to 2007, Dr. Wierenga served in leadership capacities at several biotechnology companies and in the pharmaceutical and investment fund industry. Dr. Wierenga also serves on the Board of Directors of Cytokinetics, Inc., a public biotechnology company, and XenoPort, Inc., a public pharmaceutical company. Dr. Wierenga holds a B.A. from Hope College and a Ph.D. in chemistry from Stanford University. We believe Dr. Wierenga’s scientific training and experience qualify him to provide oversight of Onyx’s clinical- stage product candidates, and clinical and regulatory strategies. Mr. Wierenga is well-qualified to provide Onyx with guidance regarding its early-stage pipeline and managing research and development investment decisions.

Class II Directors—Terms to Expire in 2016.

Corinne H. Nevinny, age 53, has served as a Director since October 2005. Ms. Nevinny is currently General Partner of LMNVC LLC, a privately held venture firm she founded in October 2010. Since December 2010 she has also served as acting President and CFO for Fight 2 B Fit, Inc., a privately held fitness company. From September 2009 to August 2010, she served as General Manager, Cardiac Surgery and Vascular, at Edwards Lifesciences Corporation, a cardiovascular technology company. Prior to assuming that position, she was President of Global Operations from December 2005 until September 2009. Prior to 2005, Ms. Nevinny served as an officer and chief financial officer to Edwards Lifesciences Corporation and chief financial officer and treasurer of Tularik, Inc., and as an Executive Director at Warburg Dillon Read LLC. Ms. Nevinny also serves on the Board of Directors of Neurocrine Biosciences, Inc., a public biopharmaceutical company, as well as three private companies. Since March 2013, she has also served as a Director of Avanir Pharmaceuticals, Inc., a public biopharmaceutical company. Ms. Nevinny received her undergraduate degree from Stanford University and her M.B.A. from Harvard Business School. We believe her leadership positions with publicly-traded healthcare companies qualify her to provide insight and guidance for a wide variety of Onyx activities, including our financial and commercial strategies, global sales of our products and strategic transactions. Her education and experience qualify Ms. Nevinny to serve as an audit committee financial expert and to provide oversight of Onyx’s financial strategies.

Thomas G. Wiggans, age 61, has served as a Director since March 2005. Since August 2010, Mr. Wiggans has served as Chief Executive Officer and Director of Dermira, Inc., a private biotechnology company he co-founded in 2010. Mr. Wiggans served as Chairman of the Board of Directors of Peplin, Inc., a public biotechnology company, from 2007 until its acquisition by LEO Pharma in 2009. From 2008 to 2009, Mr. Wiggans also served at the Chief Executive Officer of Peplin, Inc. During 2007, Mr. Wiggans served on the boards of various other private companies. Prior to 2007, Mr. Wiggans served in leadership capacities in several companies in the biotechnology and pharmaceutical industry. Until 2012, Mr. Wiggans served as a Director of Sangamo Biosciences, a public biopharmaceutical company and Somaxon Pharmaceuticals, Inc., a public pharmaceutical company; however, Mr. Wiggans did not stand for re-election as Director in 2012 for either company. Mr. Wiggans continues to serve as a Director of Lithera, Inc., a private clinical stage pharmaceutical company. He also serves on the Board of Trustees of the University of Kansas Endowment Association. In addition, he is Chairman of the Biotechnology Institute, a non-profit educational organization. Mr. Wiggans holds a B.S. in Pharmacy from the University of Kansas and an M.B.A. from Southern Methodist University. Mr. Wiggans has extensive knowledge of the biotechnology industry. He has served in leadership positions with biotechnology companies during key growth periods and has developed and launched multiple pharmaceutical products. Mr. Wiggans’ experience qualifies him, among other things, to provide oversight of Onyx’s strategies for developing markets and growing revenues.

Class III Directors—Terms to Expire in 2014.

N. Anthony Coles, M.D., age 52, has served as Onyx’s President, Chief Executive Officer and Director since 2008. In December 2012, Dr. Coles was elected Chairman of the Board, while continuing to serve as Onyx’s President and Chief Executive Officer. From May 2006 to March 2008, Dr. Coles served as President, Chief Executive Officer, and Director of NPS Pharmaceuticals, Inc., a public biotechnology company. Prior to 2007, Dr. Coles served in numerous leadership positions in the biopharmaceutical and pharmaceutical industries. Dr. Coles earned his M.D. from Duke University, his master’s degree in public health from Harvard College and his undergraduate degree from Johns Hopkins University. Dr. Coles currently serves as a trustee and member of the Executive Committee for the Johns Hopkins University Board of Trustees, as well as a member of the board of trustees for Johns Hopkins Medicine. During 2012, Dr. Coles also served on the boards of Laboratory Corporation of America Holdings, a public medical testing company, and Campus Crest Communities, Inc., a public student housing company. Dr. Coles has stepped down from both of these public company boards in order to focus time and energy on the expansion of Onyx, as it continues its growth in the United States and globally. He is currently a member of the board of the Biotechnology Industry Organization, the world’s largest biotechnology trade association. In his leadership positions at several public companies, Dr. Coles has managed pharmaceutical product pipelines, overseen launches of numerous pharmaceutical products, and built commercial organizations. In addition, he has been responsible for strategic planning and corporate development at several public biotechnology and biopharmaceutical companies. Dr. Coles’ dual role as an executive officer and director gives him unique insights into the day-to-day operations of Onyx, a practical understanding of the issues and opportunities that face Onyx, and its strategic planning, clinical development, commercial growth, and corporate transactions.

Magnus Lundberg, age 56, has served as a Director since June 2000. Since September 2011, Mr. Lundberg has served as non-executive Chairman and Director of Atos Medical AB, a global medical device company. From June 2012, Mr. Lundberg has served as non-executive Chairman and Director of Airsonett AB, a private medical technology company, and from September 2012, as a non-executive Director of Convatec Inc., a medical device company, and since February 2013, Mr. Lundberg has also served as Chairman of Convatec. From 2004 until its acquisition in 2011, Mr. Lundberg served as President and Chief Executive Officer of Phadia AB, a medical diagnostic company. Prior to 2007, Mr. Lundberg served in leadership positions at several companies in the biopharmaceutical, pharmaceutical and biotechnology industries. Mr. Lundberg holds an M.Sc. in Biology and Biochemistry from Abo Akademi in Turku, Finland. Mr. Lundberg has served in leadership positions in several international companies, which we believe qualifies him, among other things, to provide valuable input to and oversight of Onyx’s global activities. He has experience managing companies to profitability and sustained growth and has overseen strategies for developing and balancing product pipelines. Mr. Lundberg’s education and experience satisfy NASDAQ’s financial literacy requirements applicable to Audit Committee members.

William R. Ringo, age 67, has served as a Director since 2011. Mr. Ringo currently serves as Executive Partner at Sofinnova Ventures and Senior Advisor to Barclays Capital. From 2008 until his retirement in 2010, Mr. Ringo served as Senior Vice President of Strategy and Business Development for Pfizer, Inc. Prior to 2007, Mr. Ringo served in a number of leadership positions in the pharmaceutical, biotechnology and financial industries. Mr. Ringo holds a bachelor’s degree and MBA from the University of Dayton. He is the current Chairman of Sangamo BioSciences, Inc. a public biopharmaceutical company, and serves as a director for Alvine Pharmaceuticals, Inc. and BioCrossroads. We believe that Mr. Ringo’s experience in growing oncology businesses enables him to advise Onyx in its development and commercialization of oncology products. In his leadership positions with pharmaceutical companies, Mr. Ringo has been responsible for creating and implementing strategies for launching products and growing markets. Mr. Ringo’s experience qualifies him to guide Onyx’s strategies and operational decisions related to its commercial efforts, including our Kyprolis launch. Mr. Ringo’s education and experience satisfy the financial literacy requirements of NASDAQ applicable to Audit Committee members.

Executive Officers of Onyx.

Matthew K. Fust joined Onyx as Executive Vice President and Chief Financial Officer in January 2009. From May 2003 to December 2008, Mr. Fust served as Chief Financial Officer at Jazz Pharmaceuticals, Inc., a specialty pharmaceutical company. From 2002 to 2003, Mr. Fust served as Chief Financial Officer at Perlegen Sciences, a biopharmaceutical company. Previously, he was Senior Vice President and Chief Financial Officer at ALZA Corporation, a public pharmaceutical company, where he was an executive from 1996 until 2002. Mr. Fust serves on the Board of Directors of Sunesis Pharmaceuticals, a public biopharmaceutical company. Mr. Fust received a B.A. from the University of Minnesota and an M.B.A. from the Stanford Graduate School of Business.

Helen I. Torley, M.B., Ch.B., M.R.C.P. joined Onyx in August 2011 as Executive Vice President and Chief Commercial Officer. Dr. Torley oversees all of our commercial activities for Nexavar and the launch of Kyprolis and oversees the development of Onyx’s commercial capabilities in Europe. From 2002 to 2011, Dr. Torley held various positions at Amgen where she most recently served as vice president and general manager of the Bone Health Unit, after leading the company’s Nephrology Business Unit for five years. Dr. Torley received her M.B. Ch.B (the U.K. equivalent of an M.D.) from the University of Glasgow and is a Member of the Royal College of Physicians.

Kaye I. Foster-Cheek joined Onyx in September 2010 as Senior Vice President, Global Human Resources. From May 2003 to March 2010, Ms. Foster-Cheek was Vice President of Human Resources and Executive Committee Member at Johnson & Johnson where she was responsible for the human resources and talent management functions. Ms. Foster-Cheek earned her undergraduate degree at Baruch College of the City University of New York and received an M.B.A. from Columbia University, Graduate School of Business.

Juergen Lasowski, Ph.D., joined Onyx as Senior Vice President, Corporate Development in May 2008. In February 2011, Dr. Lasowski was appointed Executive Vice President, Corporate Development and Strategy. From April 2006 to October 2007, Dr. Lasowski was the Senior Vice President of Corporate Development at NPS Pharmaceuticals. Dr. Lasowski earned a Ph.D. in organic chemistry from the University of Mainz, Germany and an M.B.A. from INSEAD in France.

Suzanne M. Shema, J.D., joined Onyx as Senior Vice President and General Counsel in August 2009. In January 2012, Ms. Shema was appointed Executive Vice President and Corporate Secretary. From 2006 to 2009, Ms. Shema served as General Counsel and Corporate Compliance Officer at ZymoGenetics, Inc., a biopharmaceutical company. Ms. Shema received a B.S. in Chemistry from the University of Texas, an M.S. in Chemistry from the University of Washington and a J.D. from the University of Washington School of Law.

Dr. Pablo J. Cagnoni, M.D., joined Onyx as Executive Vice President, Global Research and Development and Technical Operations in March 2013. Before joining Onyx, Dr. Cagnoni was Senior Vice President and

Global Head of Clinical Development of Novartis Oncology. Prior to joining Novartis in 2009, Dr. Cagnoni served as Senior Vice President and Chief Medical Officer at Allos Therapeutics, Inc. Before joining Novartis, Dr. Cagnoni served as Chief Medical Officer and Vice President of Clinical Research and Medical Affairs at OSI Pharmaceuticals. Before joining OSI Pharmaceuticals, he served as Vice President and Head of Clinical Development at Allos Therapeutics. Previous to his industry experience, Dr. Cagnoni was Assistant Professor of Medicine and Assistant Director Pharmacology Laboratory, University of Colorado Bone Marrow Transplant Program. Dr. Cagnoni earned his medical degree from University Buenos Aires School of Medicine and he completed his fellowship in Hematology and Oncology, in the Division of Hematology, Department of Medicine at Mount Sinai Medical Center, New York and a fellowship in Stem Cell Transplantation at the University of Colorado Health Sciences Center.

Julianna Wood joined Onyx as Vice President, Corporate Communications and Investor Relations in May 2003. In January 2011, Ms. Wood was appointed Vice President, Public Affairs. Prior to joining Onyx, Ms. Wood served in senior investor relations and public communications positions at Caliper Technologies Corporation, Sangamo BioSciences, Inc. and Chiron Corporation. Ms. Wood holds a B.A. from Stanford University and has an M.B.A. from Duke University.

CORPORATE GOVERNANCE

The Board met seven times during the fiscal year ended December 31, 2012. All Directors attended at least 75 percent of the aggregate of the meetings of the Board and committees on which they served during 2012.

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee.

The Audit Committee meets with our independent registered public accounting firm at least quarterly to review the financial results of the fiscal quarters and the annual audit and discuss the financial statements; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Onyx regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in Onyx’s quarterly reports on Form 10-Q and Annual Report on Form 10-K; evaluates the independent registered public accounting firm’s performance; receives and considers the independent registered public accounting firm’s comments as to scope, adequacy and effectiveness of financial reporting controls; and reviews the results of management’s efforts to monitor compliance with Onyx’s programs and policies designed to ensure adherence to applicable laws and rules related to accounting, financial reporting and auditing, and Onyx’s code of conduct, including reviewing and approving related-party transactions.

The Audit Committee has adopted a written Audit Committee Charter that has been approved by the Board. Our Audit Committee Charter can be found on our website at http://www.onyx.com/investors/corporate-governance/board-committees.

The Board annually reviews the SEC rules and NASDAQ listing standards of independence for Audit Committee members and has determined that all members of our Audit Committee are independent under applicable SEC rules and NASDAQ listing standards. The Board has determined that Ms. Nevinny qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board made a qualitative assessment of Ms. Nevinny’s level of knowledge and experience based on a number of factors, including her formal education and experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee.

The Compensation Committee reviews and approves the overall compensation strategy and policies for Onyx. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of Onyx’s executive officers and other senior management; reviews and approves the compensation and other terms of employment of Onyx’s Chief Executive Officer and other senior management, including executive officers; and administers Onyx’s stock option and purchase plans. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. The Chief Executive Officer does not provide evaluations or recommendations with respect to his own performance or compensation. The Compensation Committee also reviews with management the Compensation Discussion and Analysis and determines whether it should be included in Onyx’s proxy statement. The specific determinations of the Compensation Committee with respect to executive compensation for fiscal year 2012 are described in the Compensation Discussion and Analysis section of this Information Statement.

Our Compensation Committee Charter can be found on our corporate website at http://www.onyx.com/investors/corporate-governance/board-committees. All members of our Compensation Committee are independent under NASDAQ listing standards.

Our Compensation Committee Charter requires the Committee to meet a minimum of two times per year. However, historically the Committee has met with greater frequency. Executive sessions are regularly held at the Compensation Committee meetings. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with management. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. Our Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. The Compensation Committee Charter grants the Compensation Committee full access to all books, records, facilities and personnel of Onyx, as well as authority to obtain, at the expense of Onyx, advice and assistance from internal and external legal, accounting and other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and Director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms.

The Compensation Committee has engaged Radford, an AON Hewitt Consulting Company specializing in the technology and life sciences industries, to act as a compensation consultant to the Committee. At the direction of the Compensation Committee, Radford evaluates the efficacy of Onyx’s existing compensation strategy and practices in supporting and reinforcing Onyx’s long-term strategic goals, and assists in refining Onyx’s compensation strategy and in developing and implementing an executive compensation program to execute that strategy, including executive compensation, equity compensation and Board compensation.

Radford has also been directed by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. At the request of the Compensation Committee, Radford also works with certain members of our management to better assess Onyx’s business operations and strategy, key performance metrics and strategic goals, as well as the labor markets in which Onyx competes for talent. The role of Radford with respect to the Committee’s 2012 executive compensation decisions is discussed in the Compensation Discussion and Analysis section of this Information Statement.

Nominating and Governance Committee.

The Nominating and Governance Committee of the Board is responsible for identifying, reviewing and evaluating candidates to serve as our Directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent Directors, recommending incumbent Directors to the Board for reelection to the Board, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing a set of corporate governance principles.

The Nominating and Governance Committee also oversees and reviews Onyx’s guidelines and policies with respect to risk assessment and risk management, steps taken by management to monitor and control these exposures and our guidelines and policies with respect to compliance with applicable laws and rules (except as related to accounting, financial reporting and auditing, which is subject to oversight by the Audit Committee).

The Committee is responsible for establishing procedures for the receipt, retention and treatment of complaints received by Onyx regarding matters other than accounting, internal accounting controls or auditing matters, and the confidential and anonymous submission by employees or third parties of concerns regarding questionable business practices. Our Nominating and Governance Committee charter can be found on our corporate website at http://www.onyx.com/investors/corporate-governance/board-committees. All members of the Nominating and Governance Committee are independent under NASDAQ listing standards.

The Nominating and Governance Committee believes that candidates for Director should possess certain minimum qualifications, including the ability to read and understand basic financial statements, a high level of personal integrity and ethics, relevant expertise, ability to devote sufficient time to their board duties, the ability to exercise sound business judgment and a commitment to rigorously represent the long-term interests of our stockholders. The Nominating and Governance Committee periodically reviews these qualifications and may modify these qualifications from time to time. Candidates for Director nominees, including incumbent Directors and candidates for vacancies on the Board, are reviewed in the context of the current composition of the Board, Onyx’s strategic goals, operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating and Governance Committee considers diversity, age, skills and any other factors as it deems appropriate given Onyx’s current needs and the current needs of the Board, to maintain a balance of knowledge, experience and capability. While we do not have a formal diversity policy for selecting Board members, our Nominating and Governance Committee believes it is important that the members of our Board collectively bring the experiences and skills appropriate to effectively carry out the Board’s responsibilities both as our business exists today and as we plan for the future. We broadly construe diversity to mean a variety of opinions, perspectives and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics, all in the context of the requirements and needs of our Board at that point in time. In the case of incumbent Directors whose terms of office are set to expire, the Nominating and Governance Committee also reviews overall service during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair Director independence.

The Nominating and Governance Committee also determines whether the nominee meets applicable independence standards. The Nominating and Governance Committee conducts such inquiries as it deems appropriate or necessary into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Governance Committee discusses and considers qualifications and then selects a nominee for recommendation to the Board by majority vote.

The Nominating and Governance Committee will consider Director candidates recommended by stockholders. The Nominating and Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, for a candidate recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Governance Committee to become nominees for election to the Board and for inclusion in our 2014 Proxy Statement (if the Merger has not closed) may do so by delivering a written recommendation to the Nominating and Governance Committee at 249 E. Grand Avenue, South San Francisco, CA 94080 no later than December 10, 2013. Submissions must include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a Director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a Director if elected.

Director Independence.

The Board has affirmatively determined that none of our Directors have a material or other disqualifying relationship with Onyx and all of our Directors are independent Directors within the meaning of the applicable NASDAQ listing standards, except for Dr. Coles, our Chairman and Chief Executive Officer.

Meetings of Independent Directors.

Independent Directors of Onyx regularly meet in executive sessions outside the presence of management.

Board Leadership Structure.

In December 2012, the Board elected Dr. Coles Chairman of the Board. Dr. Goddard continues to serve as Lead Independent Director. During 2012, Board meetings were chaired by either Dr. Goddard as our Lead Independent Director, or at the request of Dr. Goddard, by Dr. Coles.

The Board believes that combining the positions of Chairman and Chief Executive Officer helps provide a single, clear chain of command to execute Onyx’s strategic initiatives and business plans. Onyx believes that having the Chief Executive Officer serve also as Chairman helps to ensure that the Board and management act with a common purpose, and that Dr. Coles serves as a bridge between management and the Board, facilitating the regular flow of information and providing the Board with valuable insight into the day-to-day operations of Onyx.

Onyx has not adopted any policy regarding the chairperson’s independence, and in the future, under appropriate circumstances, the Board would consider appointing an independent Director as chairperson of the Board. The Board believes that regardless of the chairperson’s independence, it may be advantageous to have a Board chairperson who has history with and knowledge of Onyx.

The Board appointed Dr. Goddard as the Lead Independent Director in 2008 to reinforce the independence of the Board as a whole for purposes of calling and conducting meetings of the Board prior to the appointment of a Chairman. Onyx believes that the Lead Independent Director helps ensure the effective independent functioning of the Board in its oversight responsibilities. The Lead Independent Director is empowered to, among other things, preside over Board meetings at which the Chairman is not present, including, if applicable, executive sessions of the independent Directors, approve information to be sent to the Board, if requested to do so by the Board, approve proposed meeting agendas and schedules, call meetings of the Board or the independent Directors, and serve as a liaison between the independent Directors and management.

Role of the Board in Risk Oversight.

One of the Board’s key functions is informed oversight of Onyx’s various processes for managing risk. The Board administers this oversight function directly through the Board as a whole, as well as through the Board’s standing committees that address risks associated with their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing risk exposure in Onyx’s strategic plans, development programs, corporate goals and operating plans, including a determination of the nature and level of risk appropriate for Onyx. Our Audit Committee is responsible for considering and discussing our major exposures to financial risk and the steps our management takes to monitor and control these exposures, including guidelines, policies and processes. Beginning in 2012, our Nominating and Governance Committee assumed from the Audit Committee the oversight and review of our guidelines and policies with respect to risk assessment and risk management (except for major financial risk exposures, which remain subject to review and oversight by the Audit Committee) and the steps taken by management to monitor and control these exposures. In addition, the Nominating and Governance Committee monitors the effectiveness of our corporate governance guidelines and policies, as well as the Board’s self-assessment of its own effectiveness. The Nominating and Governance Committee meets periodically with our Chief Compliance Officer and also monitors Onyx’s compliance with various legal and regulatory requirements. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The Committees report their findings regarding risk management to the full Board when appropriate. In addition, the Board meets with certain members of our executive team, including the heads of our business, compliance and legal functions, who discuss the risks and exposures involved in their respective areas of responsibility as well as any developments that could impact our risk profile or other aspects of our business.

Risk Considerations in Onyx’s Compensation Programs.

Our Compensation Committee has considered whether our compensation programs introduce or encourage additional risks to Onyx. Our Compensation Committee does not believe that our compensation programs as currently structured are reasonably likely to have a material adverse effect on Onyx. The Committee believes that the balance of long-term equity incentive vehicles, short-term cash incentive bonus and base salary appropriately balances both the short and long term performance goals of Onyx without encouraging excessive risk related behavior. In addition, the substantial percentage of long-term equity compensation addresses the long-term financial and operational performance of Onyx, while the short-term cash incentive component of our compensation program is capped at a sustainable expense level.

While the Compensation Committee regularly evaluates its compensation programs, the Committee believes that its current balance of incentives both adequately compensates its employees and does not promote excessive risk-taking.

Stockholder Communications with the Board of Directors.

We strive to ensure that the views of stockholders are heard by the Board, the independent Directors or individual Directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We review all communications from stockholders, but management may disregard any communication that it determines is not:

•	related to our business;

•	within the scope of the Board’s responsibility;

•	credible; or

•	material or potentially material.

If deemed an appropriate communication, a stockholder communication will be forwarded to the appropriate Director or Directors. Generally, our Chairman and Chief Executive Officer is responsible for communications with our stockholders, but a stockholder may direct communications to a particular Director or to the independent Directors generally, to the attention of Investor Relations, in care of: Onyx Pharmaceuticals, Inc., 249 E. Grand Avenue, South San Francisco, CA 94080.

Code of Conduct.

We have a Code of Conduct that applies to all officers, Directors, employees, consultants and agents. The Code of Conduct is available on our website at http://www.onyx.com/about-us/corporate-responsibility/code-of-conduct. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any executive officer or Director, we will promptly disclose the nature of the amendment or waiver on our website.

Procedures and Guidelines Governing Securities Trading.

Onyx maintains Procedures and Guidelines Governing Securities Trading for transactions relating to Onyx’s securities by directors, officers and employees of Onyx. Such Procedures and Guidelines Governing Securities Trading, among other things, prohibit directors, officers and employees of Onyx from purchasing or selling derivative securities without the prior approval of Onyx’s compliance officer.

Stock Ownership Policy.

In February 2012, the Compensation Committee adopted Stock Ownership Guidelines providing guidance to executive officers and to non-employee members of the Board as to the minimum number of shares of Onyx stock each should own. In summary, the guidelines provide that the Chairman and Chief Executive Officer and each non-employee Director should hold an aggregate number of shares (including restricted shares), and options to purchase shares, with a total market value that equals or exceeds three times (in the case of the Chairman and Chief Executive Officer) annual base salary or (in the case of non-employee Directors) each Director’s annual cash retainer for Board or committee service, and that each other executive should hold an aggregate number of shares (including restricted shares), and options to purchase shares, with a total market value that equals or exceeds one and one-half times his or her annual base salary. Affected individuals have five years from the date of coverage or change in guideline in which to comply. The Compensation Committee annually reviews the holdings of each affected individual. As of August, 2013, every individual covered by the Stock Ownership Guidelines was in compliance.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis addresses the following topics:

•	our compensation philosophy and objectives;

•	our process for setting executive officer performance criteria and compensation;

•	the components of executive officer compensation; and

•	our compensation decisions for 2012 and for the first quarter of 2013 for our named executive officers.

Our named executive officers for 2012 were as follows:

Named Executive Officer	Title
N. Anthony Coles, M.D.	Chairman and Chief Executive Officer

Matthew K. Fust	Executive Vice President and Chief Financial Officer

Juergen Lasowski, Ph.D	Executive Vice President, Corporate Development and Strategy

Suzanne M. Shema, J.D.	Executive Vice President, General Counsel and Corporate Secretary

John E. Osborn, J.D., M.I.P.P	Former Senior Vice President, Global Corporate Affairs

Ted W. Love, M.D.	Former Executive Vice President, Head of Research and Development and Technical Operations

Executive Compensation Philosophy and Objectives.

The Compensation Committee’s overall goals with respect to executive officer compensation are to provide market-competitive compensation to attract, motivate and retain executives of outstanding ability, performance and potential, and to establish and maintain an appropriate relationship between executive compensation and the creation of stockholder value. The Compensation Committee believes that the most effective compensation program is one that provides competitive base pay, rewards the achievement of established annual and long-term goals and objectives and provides an incentive for long-term stockholder value creation as well as significant retention value.

Compensation Objectives.

Our executive compensation program is designed around the following five principles:

1.	developing compensation policies and practices that are consistent with our strategic business objectives;

2.	attracting, motivating and retaining executive officers and other employees who contribute to the long-term success of the organization;

3.	designing programs to retain key employees, reward past performance and incentivize future contributions balancing both short- and long-term financial and business objectives to build a sustainable business;

4.	providing long-term incentive opportunities to strengthen the relationship between employee contributions, rewards and stockholder value creation; and

5.	aligning our compensation programs with our core values and culture.

Target Pay Position/Mix of Pay.

The components used to support these objectives are base salary, variable incentive pay (including our annual incentive bonus program and equity awards) and certain other benefits (discussed in greater detail below under “Executive Compensation Components”). The combination of these pay elements allows us to provide a competitive total rewards package to our executives. In 2012, equity awards represented, on average, approximately 70% of total compensation payable to our named executive officers, and cash compensation represented, on average, approximately 30% of total compensation payable to our named executive officers, with the exception of Mr. Osborn and Dr. Love. Onyx’s market for employee talent is competitive, and generally, the Committee has targeted the 60th percentile for base and variable incentive pay and the 50th percentile for target equity compensation. Since 2011, however, the Committee has also established the opportunity to achieve 75th percentile equity compensation, conditioned on the achievement, certified by the Compensation Committee, of target performance objectives that, if achieved, the Compensation Committee expects will increase long term stockholder value. For example, the accelerated approval of Kyprolis was a performance objective established in 2011 which was achieved in July 2012 and significantly increased stockholder value. The Compensation Committee’s intention is that long-term equity compensation, measured as the value transferred on grant date, continues to be the largest component of executive compensation. Employees in more senior roles have an increasing proportion of their compensation tied to long-term performance because they are in a position to have greater influence on long-term results and value creation. For each target or pre-determined element of compensation, such as base salary, target bonus and value of equity awards, our strategy has been to examine peer group compensation practices and set target compensation at approximately the 60th percentile of the peer group for base salary and bonus and the 75th percentile for total equity compensation including at-risk performance-based equity awards to senior management and executives. The 60th and 75th percentiles are targeted based on the Committee’s stated compensation philosophy and on analysis from Radford, taking into account Onyx’s position relative to its peer companies, as measured using market capitalization, therapeutic area, revenue, number of products on the market, research and development expense, cash on hand, stock price performance, net income, number of employees and other key business metrics of top biotechnology companies. This is the same target pay position for all our employee levels, except that for employees below the Vice President level, who do not receive equity awards subject to performance-based vesting, we target approximately the 50th percentile. We believe that targeting overall pay at these levels is necessary and appropriate in order to attract and retain the quality of talent we need to successfully grow our business, achieve our challenging objectives, and differentiate ourselves from those companies against which we compete for talent. However, any given individual employee’s compensation may vary from these targeted percentiles, based on the unique responsibilities and requirements of his or her position, his or her experience and other qualifications, and individual or performance of Onyx relative to performance goals and the peer group to ensure appropriate pay-for-performance alignment. In addition, we emphasize variable, or at-risk, compensation at all levels in Onyx to link actual compensation to corporate performance.

The Compensation Committee determines and approves the compensation levels for all our executive officers and establishes corporate performance objectives. As a part of determining executive officer performance and compensation, the Compensation Committee received recommendations from the Chief Executive Officer (except with respect to his own compensation) and engaged Radford, an AON Hewitt Consulting Company. Radford provides analysis and recommendations regarding:

•	trends and emerging topics with respect to executive compensation;

•	peer group selection for executive compensation benchmarking;

•	compensation practices of our peer group;

•	compensation philosophy and programs for executives and broad-based employees;

•	stock utilization and other metrics; and

•	Board of Directors compensation.

In addition, Onyx subscribes to Radford’s various global annual and specialized life sciences and general industry surveys on an ongoing basis. Radford advised the Compensation Committee on all of the principal aspects of executive compensation, including executive new hire compensation arrangements. Radford consultants attend meetings of the Compensation Committee, including executive sessions in which executive compensation issues are discussed, when requested to do so. Radford reports to the Compensation Committee and not to management, although they meet with management for purposes of gathering information for their analyses and recommendations. The Compensation Committee annually evaluates its engagement of compensation consultants, and selected Radford to advise with respect to 2012 compensation matters based on Radford’s industry experience, reputation, and long-term relationship with Onyx, all of which the Compensation Committee concluded give Radford useful context and knowledge to advise it.

Compensation Benchmarking.

The Compensation Committee benchmarks Onyx’s executive compensation against a peer group of companies to determine competitiveness and market trends. The Compensation Committee reviews the companies in our peer group annually, reviews Radford’s recommendations regarding which companies should be included in the peer group, and makes adjustments as necessary to ensure the peer group continues to properly reflect the market in which we compete for talented executives. The Committee also annually reviews the executive pay practices of other similarly-situated companies as reported by Radford through industry surveys, proxy analysis and specific subject reports. These surveys are generally specific to the biopharmaceutical and biotechnology sector. We request customized reports of these surveys so that the compensation data reflect the practices of companies that are similar to us. The Compensation Committee considers this information when making determinations for each element of compensation.

In developing the peer group of companies for 2012, the Compensation Committee, with assistance from Radford, examined market capitalization, therapeutic area, revenue, number of products on the market, research and development expense, cash on hand, stock price performance, net income, number of employees and other key business metrics of top biotechnology companies and based on review of these companies, formulated the final peer group for 2012. The peer group examined and approved for 2012 consisted of the following biotechnology companies:

Acorda Therapeutics	Human Genome Sciences	The Medicines Company
Alexion Pharmaceuticals	InterMune	Theravance
Alkermes	Jazz Pharmaceuticals	United Therapeutics
Amylin Pharmaceuticals	Myriad Genetics	Vertex Pharmaceuticals
BioMarin Pharmaceuticals	Regeneron Pharmaceuticals	ViroPharma
Cubist Pharmaceuticals	Salix Pharmaceuticals
Dendreon	Seattle Genetics

The 2012 peer group represents a smaller, more focused group of companies than the group we used in 2011. The 2012 peer group is more closely aligned to Onyx in the key measures the Committee used, on the recommendation of Radford, in assessing Onyx’s competitive market and target compensation levels for executives, as listed above.

Our Compensation Committee believes that peer group comparisons provide useful guidelines to measure the competitiveness of our compensation practices. The Compensation Committee understands that no two companies are exactly alike, and it maintains the discretion to set levels of named executive officer compensation above or below levels paid by our peers based upon factors such as individual performance, a named executive officer’s level of experience and responsibilities, individual discussions with the named executive officer, and the Committee’s assessment of the named executive officer’s performance. Also, in certain cases, Onyx may benchmark against groups other than the peer group. For example, we may choose to benchmark against different competitors in labor markets outside the United States, for specific unique or hard-to-fill jobs or job families, or when insufficient data are available from the peer group companies for a particular job or job family. The Compensation Committee did not benchmark against groups other than the peer group for 2012 compensation decisions related to our named executive officers.

For the purposes of 2013 compensation decisions, the Compensation Committee, with the advice of Radford, examined the peer list and, in light of Onyx’s substantial growth in 2012, the accelerated approval of Kyprolis, the successful commercial launch of Kyprolis and Stivarga and clinical program advancement, and with reference to market capitalization, therapeutic area, revenue, number of products on the market, research and development expense, cash on hand, stock price performance, net income, number of employees and other key business metrics, approved the following biotechnology companies as Onyx’s 2013 peer group:

Alexion Pharmaceuticals	Incyte	The Medicines Company
Alkermes	Jazz Pharmaceuticals	Theravance
Biogen Idec	Medivation	United Therapeutics
BioMarin Pharmaceutical	Regeneron Pharmaceuticals	Vertex Pharmaceuticals
Celgene	Salix Pharmaceuticals	ViroPharma
Cubist Pharmaceuticals	Seattle Genetics

Say-on-Pay.

At the 2013 annual meeting of stockholders, we held a non-binding stockholder vote on our 2012 executive compensation practices. The Compensation Committee, while not bound to act on a negative vote, carefully considers the opinions of the stockholders in making compensation decisions. The 2013 vote to approve 2012 executive compensation passed with 58,984,585 votes for, 1,976,662 votes against, 61,587 abstaining, and 5,419,654 broker non-votes. In light of this positive support for the 2012 executive compensation, the Compensation Committee continued with the same approach and philosophy to executive compensation decisions. In alignment with its philosophy on stockholder say-on-pay, and with the results of the say-on-pay frequency vote held in 2011, we will continue to hold non-binding stockholder say-on-pay votes annually in the event the Merger is not completed and we continue to be a publicly held company.

Executive Compensation Components.

Base Salary.

Base salary is the primary fixed compensation element in the executive pay program. Our Compensation Committee believes that base salaries should reflect the job responsibilities, performance, experience and skill level of the executive, as well as pay levels relative to similar positions at companies in our peer group, and internal parity with respect to the rest of the executive team. We have an annual “merit budget” based on data and recommendations provided by Radford, which is Onyx’s overall budget for merit based salary increases and includes recommended guidelines for adjustments based on employees’ individual performance against annual goals and objectives and their compensation compared to similar positions within and outside of Onyx. These guidelines are used throughout our company for all employees. Beginning in 2013, all annual merit based salary increases are effective on March 1 of each year.

Variable Incentive Pay.

All Onyx employees are eligible to earn variable incentive pay, either through our annual incentive bonus program or through our sales compensation program. All executives participate in the Annual Incentive Bonus Program and in future years, will be eligible to participate in the annual programs under the Cash Incentive Plan if approved by our stockholders at this Annual Meeting. Our variable incentive pay programs are designed to provide an “at-risk” cash compensation arrangement for all employees, and are designed to reward the achievement of key financial, operational and strategic goals that we believe build long-term stockholder value. Payment of cash bonuses to our executive officers is subject to the achievement of a minimum performance threshold tied to our corporate goals, as established by the Board.

Equity Compensation.

Equity compensation represents the largest at-risk component of our executive officers’ compensation arrangements. We believe that it is appropriate to align the interests of our executive officers with those of our stockholders to achieve and sustain long-term stock price growth. In 2012 we accomplished this objective by providing executive officers with a substantial economic interest in the long-term appreciation of our common stock through the granting of a mix of time-vested stock options, RSUs, measured on an option-equivalent basis, and performance-vested RSUs to target approximately the 75th percentile of our peer group if performance goals are achieved. Stock options provide value only if our stock price increases, which benefits all stockholders and the executive or employee only if he or she remains with us until his or her options vest, thus aligning the interests of our stockholders, and our employees and executives, during their employment, with the long-term success of Onyx. Time-vested RSUs provide immediate retention value for our executives and employees. Performance-vested RSUs vest only upon Compensation Committee certification of performance achievement, and no shares are earned if the goals are not met.

Our standard practice is to grant options to executive officers upon hire that vest ratably over a four-year period (the first 1/4th vests one year from the grant date and 1/48th vests each month thereafter until fully vested) and each year to grant additional options to executive officers that vest 1/8th after six months from the grant date and 1/48th each month thereafter over four years. Stock options granted for promotions vest ratably 1/48th each month from the grant date over four years. Restricted stock awards and RSUs that are granted upon hire or on our normal annual grant cycle, subject to time-based vesting and were granted prior to February 2013 vest over three years, with 1/3rd vesting on each of the three anniversaries of the grant date. RSU awards subject to time-based vesting and granted beginning in February 2013 vest over four years, with one-quarter of the award vesting on each of the four anniversaries of the grant date. We believe this new four year RSU vesting schedule is comparable to those used by our peers and encourages retention of our executive officers. We also award RSUs that are subject to performance-based vesting, which vest only if predetermined performance milestones are achieved, and achievement certified by the Compensation Committee.

Equity Grant Practices.

Generally, our Compensation Committee approves all equity grants to our executive officers. Prior to 2013, equity grants made to the Chairman and Chief Executive Officer were approved by the full Board of Directors, based on recommendations made by the Compensation Committee, but beginning in 2013 the Board of Directors has delegated authority to the Compensation Committee to approve all elements of the Chairman and Chief Executive Officer’s compensation, including equity grants. We grant options at exercise prices equal to the closing price of our common stock on NASDAQ on the date of grant. In addition, we do not coordinate grants of options so that they are made before an announcement of favorable information, or after an announcement of unfavorable information. To date, we have not repriced or replaced any stock options if the grant price declines after the grant date. Our current practice is to grant stock options to executive employees on their first day of employment, and to non-executive employees generally on the 10th day of the month following the month of their first date of employment. The current grant date for annual equity incentive awards for all employees, including executive officers, is the last trading day of March, which was March 28, 2013 for this calendar year. Re-pricing or replacement of stock options, for any reason, can only occur upon a majority vote of our stockholders as defined in our Equity Incentive Plan. The annual grant date and associated exercise price of executive officer grants are the same as for the rest of the employee population. Our Compensation Committee selected the date of the first regular Compensation Committee and Board of Directors meetings of each year as the date to approve annual equity grants because it coincides with our Compensation Committee’s and, prior to 2013, Board of Directors’ review of Onyx’s and individuals’ performances during the year and the approval of other executive officer compensation decisions (e.g., base salary increases and bonus payments). Further, our Compensation Committee believes that the meetings provide adequate time for our Compensation Committee to ask questions of the Chairman and Chief Executive Officer regarding his recommendations for the other executive officers and to carefully deliberate on the Chairman and Chief Executive Officer’s compensation arrangements.

For administrative efficiency, our Board of Directors has granted to the Chairman and Chief Executive Officer, Chief Financial Officer, Senior Vice President, Global Human Resources and Executive Vice President, General Counsel and Corporate Secretary the authority to approve option and RSU grants to all employees other than executive officers. The Board has granted to the Chairman and Chief Executive Officer the authority to approve performance-vested RSU grants to non-executive officer employees. The purpose of this delegation of authority is to enhance the flexibility of option and RSU administration within Onyx and to facilitate the timely granting of options and RSUs to employees, particularly new employees. All stock options and RSUs granted by the authorized delegates must comply with the terms and conditions of our Equity Incentive Plan and must be within specified limits approved by the Compensation Committee. In particular, no authorized delegate may grant options or restricted stock awards to executive officers, including himself or herself, or grant options to any employee to acquire more than an aggregate of 50,000 shares per year or RSUs for an aggregate of more than 20,000 shares per year, without Compensation Committee approval.

In February 2012, the Compensation Committee adopted Stock Ownership Guidelines providing guidance to executive officers and to non-employee members of the Board as to the minimum number of shares of Onyx stock each should own. In summary, the guidelines provide that the Chairman and Chief Executive Officer and each non-employee Director should hold an aggregate number of shares (including restricted shares), and options to purchase shares, with a total market value that equals or exceeds three times (in the case of the Chairman and Chief Executive Officer) annual base salary or (in the case of non-employee Directors) each Director’s annual cash retainer for Board or committee service, and that each other executive should hold an aggregate number of shares (including restricted shares), and options to purchase shares, with a total market value that equals or exceeds one and one-half times his or her annual base salary. Affected individuals have five years from the date of coverage or change in guideline in which to comply. The Compensation Committee annually reviews the holdings of each affected individual. As of February, 2013, every individual covered by the Stock Ownership Guidelines was in compliance.

Benefits and Perquisites.

We offer a number of benefits to the executive officers pursuant to benefit programs that are also provided to all non-executive officer employees. These benefits programs include for U.S.-based employees the 1996 Employee Stock Purchase Plan, vacation, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, wellness programs, educational assistance, employee assistance and certain other benefits.

We maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Onyx provides a discretionary company match for all employee contributions of $0.50 per dollar contributed, up to a maximum match of $4,500 in 2012 and $5,500 in 2013. Onyx does not provide defined benefit pension plans or defined contribution retirement plans to its executives in the U.S. other than the 401(k) Plan.

Tax Considerations.

Section 162(m) of the Code generally provides that a publicly-held company may not deduct compensation paid to certain of its top executive officers to the extent that such compensation exceeds one million dollars per officer in a calendar year. Compensation that is “performance-based compensation” within the meaning of the Code does not count toward the one-million dollar deduction limit. While the Compensation Committee is mindful of the benefit to us of the full deductibility of compensation, the Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. We intend to continue to compensate our executive officers in a manner consistent with what we believe are the best interests of Onyx and our stockholders, and to the extent consistent with this objective and where practical, to provide executive officer compensation that is deductible under Section 162(m) of the Code.

We have taken steps, where practical and consistent with our compensation philosophy and objectives, to structure payments to executive officers under the corporate bonus and equity compensation programs to meet the Section 162(m) requirements. Our Compensation Committee retains the discretion to provide compensation that is not deductible to reward performance and/or enhance retention, and has used, and we expect will continue to use, this discretion to award incentive compensation that in some cases does not qualify as “performance-based compensation” within the meaning of the Code.

Total Compensation.

We believe we are fulfilling our compensation objectives and, in particular, rewarding executive officers in a manner that supports our strong pay-for-performance philosophy and strives to maintain fair, reasonable and responsible pay that motivates our executives and aligns their financial interests with those of our stockholders. A substantial portion of executive compensation is tied directly to performance and is structured to ensure that there is an appropriate balance between our long-term and short-term performance. Overall, base pay and total target cash compensation for the executive officers in 2012 were between the 50th and 90th percentiles of our peer group. Equity compensation for ongoing executive officer grants is targeted at the 50th percentile for grants of options and time-vested RSUs. The Compensation Committee set the 50th percentile as target for equity compensation subject to time-based vesting based on the need to attract, retain and reward management consistent with our peer group median benchmark data. In determining an executive officer’s award and where it is positioned relative to the 50th percentile, the Committee examines market benchmark data focusing on ongoing equity grant values and grant levels as a percent of total outstanding shares. Onyx also grants performance-vested RSUs that vest upon the Committee’s written certification that the performance goals it had approved were achieved. If the performance goals are not achieved, the performance-vested RSUs are not earned. The Committee has set the market 75th percentile as the target compensation level for these performance grants and set goals that could substantially enhance stockholder value creation, if achieved. In addition to specific annual grant benchmark data, the Committee also considers where an executive’s total equity ownership is positioned relative to the peer group as well as the retention value of an executive’s existing equity holdings when determining the appropriate size of ongoing equity awards. The average resulting mix of compensation elements for our named executive officers, excluding Dr. Coles’, in 2012 was 20% base salary, 10% target annual bonus opportunity and 70% equity grant value, which is in line with our compensation philosophy.

2012 Executive Officer Compensation.

In February 2012, our Compensation Committee approved 2012 base salaries and target incentive bonus percentages, stock option grants, and RSU awards to the executive officers. These decisions were based on the executive compensation philosophy principles described earlier in this discussion including our Compensation Committee’s assessment of achievement of corporate performance goals during 2011 and individual executive officer performance.

Base Salary.

In February 2012, Dr. Coles presented his recommendations for the executive officers’ salaries (except for himself.). The salaries for 2012 represented an average increase of 3.9 percent over 2011 annualized salary levels for the executive officers (excluding Dr. Coles). Dr. Coles proposed increases in salary levels for such executive officers based on their individual performance, their positions relative to the external market and consideration of each executive officer’s position and compensation relative to that of other employees. Based on these considerations, the Compensation Committee approved Dr. Coles’ recommendations for the executive officers.

Our Compensation Committee, in consultation with Radford, determines the compensation for the Chairman and Chief Executive Officer. However, prior to 2013, the Compensation Committee made recommendations for the Chief Executive Officer’s compensation that had to be approved by our full Board of Directors. The 2012 recommendations made by the Compensation Committee and Radford were based on Dr. Coles’ performance, external comparative market data and maintenance of a targeted total cash compensation at the 60th percentile, resulting in Dr. Coles’ 2012 base salary increasing by 5.6% over 2011.

Annual Incentive Bonus Program.

The Compensation Committee affirmed that for 2012, 80% of the target bonus should be linked to corporate performance goals and 20% should be linked to individual performance for executive officers, excluding the Chairman and Chief Executive Officer. For the Chairman and Chief Executive Officer, 100% of the target bonus was linked to corporate performance goals. Target bonuses for non-executive employees were also based on individual responsibility and performance and corporate performance with weightings for each varying by employee level. Generally, employees with greater responsibilities received a higher weighting on corporate performance. Individual performance of executive officers, other than the Chairman and Chief Executive Officer, is determined by the Compensation Committee, with the recommendation of the Chairman and Chief Executive Officer, assessing achievements for the year against the individual’s objectives and an assessment of his or her overall performance.

The corporate performance goals were initially allocated to three categories—financial, product portfolio and organizational—with each component weighted to reflect its significance as determined by the Compensation Committee. The first category consists of financial performance goals for two key financial metrics, each weighted appropriately, related to sales levels and operating expenses. The second and third categories relate to pre-specified key operational metrics for development, commercial launch of Kyprolis and organizational goals.

Weightings for each of the key metrics within each category were determined and approved by the Compensation Committee as well as the independent members of the Board of Directors. Additionally, the Compensation Committee established a tiered system to measure achievement against the various goals that included a threshold achievement level, a target achievement level and a maximum achievement level for each goal. The Compensation Committee reaffirmed that Onyx had to meet a required minimum threshold of 50% of the pre-determined corporate performance goals in order to trigger a payout under the plan. If the required minimum threshold is not achieved, the annual bonus pool will not be funded. If the maximum achievement level is met, the annual bonus pool may be funded up to a maximum payout of 150% of the target bonus pool. The Compensation Committee retains the authority to exercise negative discretion to reduce the overall achievement level or amount of payment to any executive officer.

Corporate performance goals for 2012 were as follows:

1.	Financial performance goals comprised 30% of the corporate performance goals and included two key financial metrics, each weighted as follows:

•	Kinase inhibitor franchise contribution, 15%

•	Operating expense management (measured on a non-GAAP basis, excluding Nexavar expenses), 15%

2.	Product portfolio related goals comprised 60% of the corporate performance goals and were based on advancement of Onyx’s product portfolio in four main areas, as described below:

•	Launch carfilzomib in the U.S. if accelerated approval received, 15%

•	Carfilzomib Clinical Trials

•	Completion of enrollment in ASPIRE study, 5%

•	Enrollment in Phase 3 FOCUS study, 10%

•	Achieve first patient, first visit for Phase 3 multiple myeloma study (carfilzomib vs Velcade), 10%

•	Submit Phase 3 protocol to the U.S. Food and Drug Administration, or “FDA,” or the European Medicines Agency, or “EMA,” for first line head-to-head study, 5%

•	Release clinical drug supply product from a second source, 5%

•	Select new product formulation in oprozomib (ONX 912) and initiate use in a phase 1b/2 clinical trial, 10%

3.	Organizational goals comprised 10% of the corporate performance goals, and were based on creation of a strategic workforce plan to attract, develop and retain employee talent for commercial and research and development/technical operations, as measured by year-end staffing levels compared to the 2012 operating plan headcount. 2012 achievements considered by our Compensation Committee in assessing the level of achievement of each goal were as follows:

•	Contribution from our kinase inhibitor franchise was $177 million, comprised of Nexavar brand contribution of $168 million and Stivarga royalties of $8 million. Nexavar brand contribution is calculated consistent with the corporate goal evaluation methodology as Nexavar revenue from our collaboration minus Nexavar development expenses and Onyx un-reimbursed Nexavar expenses, on a foreign exchange neutral basis.

•	Operating expenses, on a non-GAAP basis and excluding Nexavar operating expense, were $404 million. Non-GAAP operating expenses excluded contingent consideration expense, employee stock-based compensation expense and amortization of certain acquired intangibles.

•	Kyprolis (carfilzomib) was launched within six days following its accelerated approval in the United States, including product availability at the distributors within four days and the start of detailing within six days.

•	ASPIRE study enrollment was completed February 21, 2012.

•	FOCUS study enrollment was 100% completed September 27, 2012.

•	ENDEAVOR Relapsed Multiple Myeloma trial (carfilzomib vs Velcade head-to-head) was initiated June 21, 2012.

•	The First Line head-to-head Phase 3 trial of carfilzomib was submitted to the FDA on August 13, 2012.

•	Clinical drug product was released from a new production line at our existing third party manufacturer, DSM facility in North Carolina on August 3, 2012.

•	A new formulation for oprozomib was introduced into the clinic with the first patient dosed on November 5, 2012.

•	Our number of full-time equivalent employees for our combined Commercial and Research and Development organizations was 502 as of December 31, 2012, which was 99.6% of our target operating plan headcount.

In February 2013, our Compensation Committee met to review and certify the results of each corporate performance goal to determine the corporate performance factor at which bonuses would be calculated under the annual incentive bonus program for 2012. Based on the achievement level established for each metric under the financial component of the corporate performance goals, the Compensation Committee determined that our actual performance was met at the maximum level for one of the metrics and at trigger level for the other. We achieved maximum performance for six of the seven product portfolio metrics, and target performance for the seventh. We achieved maximum performance for the organizational metric.

Based on the strength of our performance against the 2012 objectives, the Compensation Committee certified corporate performance at the 130% level based on the performance detailed below:

	Corporate Performance Category	2012 Weighting	Threshold 50%	Target 100%	Maximum 150%	Actual	2012 Performance Factor	Contribution to Overall Corporate Performance
Financial	Kinase inhibitor franchise contribution, comprised of Nexavar brand contribution and Stivarga royalty ($ millions)	15%	123	129	135	174	150%	22.5%
	Operating expense management ($ millions)	15%	407	395	383	404	50%	7.5%

Product Portfolio	Launch Kyprolis in the United States within days after receiving accelerated approval	15%	60	45	21	6	150%	22.5%
	Complete enrollment, based on last patient’s first visit, in Phase 3 ASPIRE study by	5%	June	May	April	February	150%	7.5%
	Reaching target percentage of enrolment in Phase 3 FOCUS study by December 31, 2012	10%	70	75	80	100	150%	15%
	Achieve first patient, first visit for Phase 3 multiple myeloma study (carfilzomib vs Velcade) by	10%	November	September	July	June	150%	15%
	Submit Phase 3 protocol to FDA or EMA for first line head-to-head study of carfilzomib by	5%	December	November	October	August	150%	7.5%
	Release clinical drug supply product from a second source by	5%	December	October	August	August	150%	7.5%
	Select new product formulation in oprozomib (ONX 912) and initiate use in a phase 1b/2 clinical trial by	10%	December	November	October	November	100%	10%

Organizational	Yearend staffing levels as a percentage of the 2012 operating plan headcount	10%	75%	80%	85%	100%	150%	15%
	Overall Corporate Performance Factor							130%

Based on the Committee’s determination that corporate performance for the year, as measured against target achievement levels, was 130%, the target bonus linked to corporate performance goals was paid out at 130%. For the Chairman and Chief Executive Officer, 100% of target bonus was linked to corporate performance goals, and therefore Dr. Coles’ target bonus was paid out at the 130% level. For the other executive officers, subject to meeting their individual performance criteria, 80% of the target bonus linked to corporate performance goals was paid out at 130%, and the 20% of the target bonus linked to individual performance was paid out at between 0% and 150%, depending on each executive officer’s level of achievement. Assessment of individual performance was based on an evaluation of achievements for the year and an assessment of overall performance, as recommended by the Chairman and Chief Executive Officer, and approved by the Compensation Committee.

The Chairman and Chief Executive Officer made recommendations regarding the executive officers’ individual performance to the Compensation Committee, and in determining the actual level of achievement, as with any personnel evaluation, applied judgment and discretion and carefully weighed individual achievements in a range of categories. In his assessment, Dr. Coles evaluated each executive officer’s specific accomplishments against their established objectives and assessed their overall performance.

For Mr. Fust, our Executive Vice President and Chief Financial Officer, key contributions in 2012 included the following: designed and implemented a business continuity plan; developed and implemented capital budgeting and approval processes; expanded outward facing activities with investors and industry groups; improved expense forecasting; hired key employees in finance and information technology; ensured systems, processes and policies were in place to support the U.S. launch of Kyprolis; established key information technology infrastructure; implemented procurement and legal department workflows; and advanced programming and construction of our new campus building. Based on these achievements, and his overall assessment of Mr. Fust’s performance, Dr. Coles recommended an individual performance factor of 140% for Mr. Fust.

For Dr. Lasowski, our Executive Vice President, Corporate Development and Strategy, key contributions included the following: evaluated strategic business opportunities for Onyx and demonstrated effective leadership in managing his function. Based on these achievements, and his overall assessment of Dr. Lasowski’s performance, Dr. Coles recommended an individual performance factor of 120% for Dr. Lasowski.

For Ms. Shema, our Executive Vice President, General Counsel and Corporate Secretary, key contributions included the following: completed key hires within the legal and compliance departments; implemented contract management process; launched expense management system; completed company-wide enterprise risk management reviews and plans; reviewed, prioritized and modified company policies for international operations; provided transactional legal support; and identified and created strategies to resolve disputes as needed. Based on these achievements, and his overall assessment of Ms. Shema’s performance, Dr. Coles recommended an individual performance factor of 100% for Ms. Shema.

Mr. Osborn, our former Senior Vice President, Global Corporate Affairs, did not meet all components of his 2012 objectives and he received an individual performance factor of 0%.

Dr. Coles presented his assessment and recommendation for individual performance factor scores for each executive officer to the Compensation Committee, based on each executive officer’s achievements for 2012. Based on an independent evaluation of each of the executive officer’s individual achievements compared to his or her objectives and taking into consideration Dr. Coles’ assessments and recommendations for each executive officer, the Compensation Committee determined and approved individual performance factor scores for each of the executive officers, concluding that, except in the case of Mr. Osborn, individuals’ accomplishments substantially met or exceeded the expectations. Accordingly, the Compensation Committee approved individual performance factors for Mr. Fust, Dr. Lasowski, Ms. Shema and Mr. Osborn of 140%, 120%, 100% and 0%, respectively. As Mr. Osborn did not achieve his individual objectives, he was not eligible to receive a bonus based on achievement of the corporate objectives.

The following chart summarizes the total bonus payment and the corporate and individual performance weightings used to calculate the total bonus payment to each named executive officer for performance during fiscal year 2012:

			Corporate Performance		Individual Performance
Names Executive Officer	Target Bonus (as a % of Salary)	Target Bonus	Performance Factor	Weighting	Performance Factor	Weighting	Total Bonus Payment	Total Bonus Payment (as a % of Target)
N. Anthony Coles, M.D.	100%	$740,000	130%	100%	N/A	N/A	$962,000	130%
Matthew K. Fust	50%	$233,950	130%	80%	140%	20%	$308,814	132%
Juergen Lasowski, Ph.D.	50%	$210,400	130%	80%	120%	20%	$269,312	128%
Suzanne Shema, J.D.	50%	$220,000	130%	80%	100%	20%	$272,800	124%
John Osborn, J.D., M.I.P.P.(1)	45%	$112,927	130%	80%	—%	20%	$—	—%

(1)	Mr. Osborn’s target bonus was pro-rated based on his start date of June 1, 2012.

Executive Equity Compensation.

Each year the Compensation Committee reviews and discusses Onyx’s equity compensation program, including a comparison against companies in our peer group and Onyx’s philosophy with regard to granting a mix of stock options and RSUs. The 2012 target mix of stock options to time-vested RSUs for executive officers as part of their annual award was 70% stock options and 30% RSUs. The Compensation Committee set the 50th percentile as target for equity compensation subject to time-based vesting, based on the need to attract, retain and reward management consistent with our peer group median benchmark data. Annual performance-based equity compensation for ongoing executive officer grants is targeted to achieve the 75th percentile of Radford benchmark data, and on average comprises 34% of the total equity (including new hire and promotional grants) awarded to executives in 2012, assuming full achievement of the performance objectives. The target mix of annual award equity value including performance-based equity compensation was approximately 40% stock options, 20% RSUs subject to time-based vesting and 40% RSUs subject to performance-based vesting.

In determining an executive officer’s award and where it is positioned, the Committee examines market benchmark data focusing on ongoing equity grant values, as well as grant levels as a percent of total outstanding shares. In addition to specific annual grant benchmark data, the Committee also considers the executive’s performance, where the executive’s total equity ownership is positioned relative to those of his or her peers, and the retentive value of an executive’s existing equity holdings when determining the appropriate size of ongoing equity awards.

In 2011 and 2012, the Board of Directors and the Compensation Committee approved grants of restricted shares or RSUs that will vest only upon the attainment of specific performance objectives. These additional grants were intended to motivate and reward specific longer term strategic and stockholder value creation results over and above the ordinary annual corporate performance objectives. These awards were calculated such that the combined value of all equity grants, including those subject to both performance-based and time-based vesting (other than new-hire or promotion grants) to recipients would position their aggregate individual equity compensation targets at approximately the 75th percentile of market equity compensation, if all performance shares were to vest, i.e., if all of the performance criteria were met at the maximum level. In 2011, these awards were made only to executive officers, and in 2012, these awards were made to all vice-president level employees and above, including the named executive officers. The Compensation Committee anticipates that in 2013 it will similarly make awards of RSUs subject to performance-based vesting to all vice-president level employees and above, including the named executive officers.

The RSUs subject to performance-based vesting that were awarded in 2012 will vest if certain strategic initiatives are completed within specified timeframes. We are not disclosing the exact nature of the goals or deadlines established for these awards, because we believe that their disclosure might allow our competitors to predict certain business strategies and would cause us competitive harm. The Compensation Committee believes it established target deadlines that were achievable with an appropriate amount of dedication and hard work. However, our Compensation Committee believes that at the time the objectives were set, there would be a substantial degree of difficulty in achieving the objectives at the target level and a much greater degree of difficulty in achieving them at the stretch level. The RSUs subject to performance-based vesting that were awarded in 2011 vested based on the date of U.S. marketing approval for carfilzomib. One hundred percent of these RSUs would have vested had carfilzomib received marketing approval on or before April 1, 2012, 50% if achieved on or before October 1, 2012 and 25% if achieved on or before December 31, 2013. As carfilzomib received accelerated U.S. marketing approval in July 2012, 50% of these RSU’s vested and the remaining 50% of the shares subject to these RSUs were forfeited.

Executive Officer Hires.

John Osborn, J.D., M.I.P.P., Former Senior Vice President, Global Corporate Affairs

On June 1, 2012, Mr. Osborn was appointed Senior Vice President, Global Corporate Affairs. Under the terms of an at-will employment agreement, Mr. Osborn received an initial base salary of $430,000 per year and was eligible to receive an annual cash bonus targeted at 45% of his base salary, dependent on achievement of corporate objectives and his individual objectives, as determined by the Compensation Committee. Mr. Osborn was eligible to receive up to $300,000 for relocation expenses, housing assistance in the total amount of up to $108,000, a sign-on bonus of $138,000, an option to purchase 87,360 shares of common stock, and 11,000 performance-vested RSUs. The option grant would have vested and become exercisable over four years with 25% of the shares vesting and becoming exercisable on the first-year anniversary of the grant date and the remaining 75% vesting and becoming exercisable in 36 equal monthly installments thereafter. The RSUs would have vested only upon certification by the Compensation Committee that performance criteria, based on the achievement of certain strategic initiatives by Onyx, have been achieved. Neither the option nor the RSU award had vested prior to Mr. Osborn’s separation from Onyx in March 2013. Mr. Osborn’s compensation package was intended to be consistent with our total compensation philosophy while taking into consideration his individual attributes and breadth of experience.

Executive Officer Departures.

Ted W. Love, M.D., Former Executive Vice President, Research & Development and Technical Operations

On February 14, 2012, Dr. Love announced his intention to retire as of August 1, 2012. Based on a Transition and Retirement Agreement between Dr. Love and Onyx, and in consideration for a release of claims executed by Dr. Love, he received (a) a lump-sum severance payment of twelve months’ salary; (b) continued vesting of his equity awards during the period in which he served as a consultant to Onyx, and exercisability of vested awards for six months thereafter; (c) up to twelve months’ continuation of health benefits through COBRA, at Onyx’s expense; and (d) reimbursement of expenses.

John Osborn, J.D., M.I.P.P., Former Senior Vice President, Global Corporate Affairs

Mr. Osborn separated from Onyx effective March 12, 2013. In connection with his separation, Mr. Osborn and Onyx entered into a Separation Agreement pursuant to which, and in consideration for a release of claims executed by Mr. Osborn, he will receive (a) a lump-sum severance payment of six months’ salary; (b) up to six months continuation of health benefits through COBRA, at Onyx’s expense; (c) waiver by Onyx of its right to repayment of Mr. Osborn’s sign-on bonus and relocation allowance, and (e) reimbursement of outplacement assistance expenses up to $35,000.

Executive Compensation Summary.

The following table summarizes our approved 2012 salaries, annual incentive target bonus percentages and equity awards for our named executive officers, except for Dr. Love:

	2012 Executive Compensation Summary
Name	Base Salary	Incentive Bonus Target	Number of Stock Options Awarded(1)	Number of Time-Vested RSUs Awarded(1)	Number of Performance- Vested RSUs Awarded(1)
N. Anthony Coles, M.D.	$740,000	100%	142,600	28,000	60,100
Matthew K. Fust	$467,900	50%	45,900	9,000	17,150
Juergen Lasowski, Ph.D.	$420,800	50%	45,900	9,000	17,150
Suzanne M. Shema, J.D.	$440,000	50%	66,200	7,500	17,150
John E. Osborn, J.D., M.I.P.P.	$430,000	45%	87,360	—	11,000

(1)	Stock option, time-vested RSU and performance-vested RSU amounts were approved by the Compensation Committee and the Board of Directors in February 2012 and were granted to such “named executive officers” on March 30, 2012. Stock option awards had an exercise price of $37.68. Vesting of the performance-vested RSUs was conditioned on achievement of certain strategic initiatives, with the final number of shares vesting dependent on the timing of such achievements.

2013 Executive Officer Compensation.

In February 2013, our Compensation Committee and our Board approved 2013 base salaries, stock option grants and RSU awards to the executive officers. Salary increases were made effective as of March 1, 2013. The Compensation Committee also approved the 2013 annual incentive target bonus percentages. These decisions were based on the executive compensation philosophy principles described earlier in this discussion, including our Compensation Committee’s assessment of achievement of corporate performance goals during 2012.

Executive Compensation Summary.

The following table summarizes approved 2013 salaries, targeted annual incentive bonuses and equity awards for our named executive officers as of March 28, 2013.

	2013 Executive Compensation Summary
Name	Base Salary	Incentive Bonus Target	Number of Stock Options Awarded(1)	Number of Restricted Stock Units Awarded(2)
N. Anthony Coles, M.D.	$850,000	100%	75,300	26,800
Matthew K. Fust	$498,000	50%	22,600	8,000
Juergen Lasowski, Ph.D.	$440,000	50%	20,100	7,100
Suzanne M. Shema, J.D.	$454,300	50%	16,700	6,000

(1)	One-eighth of the shares subject to the stock options will vest on the six-month anniversary of the date of grant and the remaining shares will vest in equal monthly installments over the following 42 months. The stock options have an exercise price per Share of $88.86, the fair market value of one share of our common stock on the effective date of the grant, March 28, 2013 (equal to the closing sales price for the stock as reported on NASDAQ on that date).
(2)	One-quarter of the shares subject to these RSUs will vest on the one-year anniversary of the date of grant and the remaining shares will vest in three equal installments on the second, third and fourth anniversaries of the date of grant.

REPORT OF THE COMPENSATION COMMITTEE(1)

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (“CD&A”) contained in this Information Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this Information Statement.

Paul Goddard, Ph.D., Chair

Wendell Wierenga, Ph.D.

Thomas G. Wiggans

(1)	This Section is not “soliciting material,” and is not deemed “filed” with the SEC.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee is currently composed of three non-employee Directors: Dr. Goddard, Dr. Wierenga and Mr. Wiggans. None of the members of the compensation committee has at any time since our inception ever been an officer or employee of Onyx. During fiscal year ended December 31, 2012, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table.

The following table shows compensation information for the fiscal years ended December 31, 2012, 2011 and 2010 for the named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)		Option Awards ($)(2)	Non-Equity Incentive Plan Comp ($)(3)	All other Compensation ($)		Total ($)
N. Anthony Codes, M.D.	2012	740,000	—	3,319,608	(4)	2,317,136	962,000	24,198		7,362,942
Chairman and Chief Executive Officer	2011	701,000	—	2,286,700	(4)	1,654,842	946,350	13,826		5,602,718
	2010	676,000	30,420	635,880	(4)	2,044,505	422,500	94,846		3,904,151

Matthew K. Fust	2012	467,900	65,506	985,332	(5)	745,838	243,308	5,490		2,513,374
Executive Vice President and Chief Financial Officer	2011	452,100	—	1,002,630	(5)	661,937	289,344	5,790		2,411,801
	2010	434,700	7,825	196,820		632,823	152,145	4,790		1,429,103

Juergen Lasowski, Ph.D.	2012	417,563	50,496	985,332	(6)	745,838	218,816	8,088		2,426,133
Executive Vice President, Corporate Development and Strategy	2011	406,600	—	985,040	(6)	1,237,191	268,356	8,268		2,905,455
	2010	391,000	—	181,680		584,144	140,760	37,518		1,335,102

Suzanne m. Shema, J.D.	2012	440,000	44,000	928,812	(7)	1,075,697	228,800	6,768		2,724,077
Executive Vice President, General Counsel and Corporate Secretary	2011	396,600	—	633,240		606,775	232,187	13,268		1,882,070

John E. Osborn, J.D., M.I.P.P.	2012	250,833	—	494,230	(8)	1,594,372	—	93,561	(9)	2,432,996
Former Senior Vice President, Global Corporate Affairs

Ted W. Love, M.D.(10)	2012	316,063	—	1,015,476	(11)	807,585	—	532,185	(12)	2,671,309
Executive Vice President Research & Development and Technical Operations (Retired)	2011	506,500	—	1,002,630	(11)	661,937	329,225	6,018		2,506,310
	2010	444,584	8,003	472,230		1,523,168	155,318	4,891		2,608,194

(1)	This column represents the grant date fair values as determined pursuant to ASC Topic 718 for stock awards granted with respect to the 2012, 2011 and 2010 fiscal years, as applicable and assumes that RSUs subject to performance-based vesting would vest in full. For additional information, refer to the notes of our financial statements in the Form 10-K for the years ended December 31, 2012, 2011 and 2010. See the Grants of Plan-Based Awards Table for information regarding stock awards granted in 2012. These amounts reflect the fair value determined in accordance with ASC Topic 718 and do not correspond to the actual value that will be recognized by the named executive officers. For RSUs subject to performance-based vesting, the grant date fair values based upon the highest level of performance of these awards are the same as the grant date fair values. Please refer to the Compensation Discussion and Analysis for a discussion of the performance objectives related to the vesting of these RSUs.
(2)	This column represents the grant date fair values as determined pursuant to ASC Topic 718 for stock options granted with respect to the 2012, 2011 and 2010 fiscal years, as applicable. For additional information, refer to the notes of our financial statements in the Form 10-K for the years ended December 31, 2012, 2011 and 2010. See the Grants of Plan-Based Awards Table for information regarding stock options granted in 2012. These amounts reflect the fair value determined in accordance with ASC Topic 718 and do not correspond to the actual value that will be recognized by the named executive officers.
(3)	Non-equity incentive plan compensation includes cash incentive awards made to each named executive officer based on the Board’s evaluation of the named executive officer’s performance against established goals and objectives. Non-equity incentive awards for 2012, 2011 and 2010 were paid in the following year.
(4)	This amount includes the grant date fair values of $2,264,568, $1,759,000 and $574,400 for performance-vested RSU awards, respectively for 60,100, 50,000 and 20,000 shares, granted to Dr. Coles in the fiscal years 2012, 2011 and 2010, respectively.
(5)	This amount includes the grant date fair value of $646,212 and $791,000 for performance-vested RSU awards, respectively for 17,150 and 22,500 shares, granted to Mr. Fust in fiscal year 2012 and 2011, respectively.
(6)	This amount includes the grant date fair value of $646,212 and $791,000 for performance-vested RSU awards, respectively for 17,150 and 22,500 shares, granted to Dr. Lasowski in fiscal year 2012 and 2011, respectively.
(7)	This amount includes the grant date fair value of $646,212 and $439,750 for performance-vested RSU awards, respectively for 17,150 and 12,500 shares, granted to Ms. Shema in fiscal year 2012 and 2011, respectively.
(8)	This amount includes the grant date fair value of $494,230 for a performance-vested RSU award for 11,000 shares granted to Mr. Osborn in fiscal year 2012.

(9)	These amounts include $71,339 in relocation payments and a $20,566 housing allowance.
(10)	On August 1, 2012, Ted W. Love, M.D., retired from his position as Executive Vice President, R&D and Technical Operations.
(11)	This amount includes the grant date fair value of $646,212 and $791,000 for performance-vested RSU awards, respectively for 17,150 and 22,500 shares, granted to Dr. Love in fiscal year 2012 and 2011, respectively.
(12)	Includes $526,800 in severance payments.

Grants of Plan-Based Awards.

The following table shows all plan-based awards granted to the named executive officers during the fiscal year ended December 31, 2012.

	Grant Date/ Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)(5)	All Other Option Awards: Number of Securities Underlying Options (#)(6)	Exercise or Grant Date Price of Stock or Option Awards ($/Sh)(7)	Grant Date Fair Value of Stock and Option Awards ($)(8)
		Threshold ($)(1)	Target ($)(2)	Maximum ($)(3)	Target (#)(4)
N. Anthony Coles, M.D.	3/30/12				60,100	(9)			37.68	2,264,568
	3/30/12						28,000		37.68	1,055,040
	3/30/12							142,600	37.68	2,317,136
	N/A	370,000	740,000	1,110,000

Matthew K. Fust	3/30/12				17,150	(9)			37.68	646,212
	3/30/12						9,000		37.68	339,120
	3/30/12							45,900	37.68	745,838
	N/A	93,580	187,160	280,740

Juergen Lasowski, Ph.D.	3/30/12				17,150	(9)			37.68	646,212
	3/30/12						9,000		37.68	339,120
	3/30/12							45,900	37.68	745,838
	N/A	84,160	168,320	252,480

Suzanne M. Shema, J.D.	3/30/12				17,150	(9)			37.68	646,212
	3/30/12						7,500		37.68	282,600
	3/30/12							66,200	37.68	1,075,697
	N/A	88,000	176,000	264,000

John E. Osborn, J.D., M.I.P.P.	6/1/12				11,000	(9)			44.93	494,230
	6/1/12							87,360	44.93	1,594,372
	N/A	45,170	90,341	135,512

Ted. W. Love, M.D.	3/30/12				17,150	(9)			37.68	646,212
	3/30/12						9,800		37.68	369,264
	3/30/12							49,700	37.68	807,585

(1)	This column represents the annualized threshold potential payment at 50% of each named executive officer’s annual incentive bonus for the year ended December 31, 2012. Such amounts do not reflect the actual payments made to the named executive officers. See the Summary Compensation Table for actual payments for 2012 under the annual incentive bonus program.
(2)	This column represents the annualized target potential payment at 100% of each named executive officer’s annual incentive bonus for the year ended December 31, 2012. Such amounts do not reflect the actual payments made to the named executive officers. See the Summary Compensation Table for actual payments for 2012 under the annual incentive bonus program.
(3)	This column represents the annualized maximum potential payment at 150% of each named executive officer’s annual incentive bonus for the year ended December 31, 2012. Such amounts do not reflect the actual payments made to the named executive officers. See the Summary Compensation Table for actual payments for 2012 under the annual incentive bonus program.
(4)	This column represents the target potential number of RSUs that will vest based upon the achievement of certain pre-determined performance-based conditions. Such amounts do not reflect the actual restricted share awards that vested. See the Options Exercised and Stock Vested table for actual restricted share awards that vested during the year-ended December 31, 2012.
(5)	This column shows the number of time-vested RSU awards granted to the named executive officers on March 30, 2012. One-third of the RSU awards granted on March 30, 2012 vested in March 2013, with the remaining RSUs vesting in series of two successive equal annual installments through March 2015

(6)	This column shows the number of stock options granted to the named executive officers on March 30, 2012. One-eighth of the options granted on March 30, 2012 vested on September 30, 2012 with the remaining options vesting in equal monthly amounts thereafter through March 2016.
(7)	This column shows the exercise price for the stock options granted and the grant date price for the restricted stock awards granted to the named executive officers, which was the closing price of our stock on the date the Compensation Committee approved such grants.
(8)	This column shows the full grant date fair value in accordance with ASC Topic 718 of restricted stock awards and stock options granted to the named executive officers. The full grant date fair value is the amount that Onyx would expense in its financial statements over the award’s vesting schedule. See notes 1 and 2 of the Summary Compensation Table for discussions on the fair value calculations.
(9)	Represents performance-vested RSUs granted on March 30, 2012 to the named executive officers. Please refer to the Compensation Discussion and Analysis section of this Information Statement for a description of these awards.

Outstanding Equity Awards.

The following table shows all outstanding equity awards held by the named executive officers as of December 31, 2012. The following awards identified in the table below are also reported in the Grants of Plan-Based Awards Table on the previous page: (1) option awards with an expiration date in 2022 for each of the named executive officers and (2) unvested stock awards granted in 2012.

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options			Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable (#)	Unexercisable (#)
N. Anthony Coles, M.D.	26,738	115,862	(5)	37.68	3/29/22
	6,563	59,062	(5)	35.18	3/31/21
	101,063	45,937	(5)	30.28	3/31/20
	98,439	6,561	(5)	28.55	3/31/19
	13,776	—		29.03	3/31/18
						28,000	(2)	2,114,840
						10,000	(3)	755,300
						7,000	(4)	528,710
									60,100	(7)	4,539,353

Matthew K. Fust	8,606	37,294	(5)	37.68	3/29/22
	18,375	23,625	(5)	35.18	3/31/21
	31,281	14,219	(5)	30.28	3/31/20
	69,073	1,969	(5)	34.48	3/31/19
						9,000	(2)	679,770
						4,000	(3)	302,120
						2,166	(4)	163,598
									17,150	(7)	1,295,340

Juergen Lasowski, Ph.D.	8,606	37,294	(5)	37.68	3/29/22
	34,343	44,157	(5)	35.18	3/31/21
	28,875	13,125	(5)	30.28	3/31/20
	25,375	2,625	(5)	28.55	3/31/19
	84,000	—		35.67	3/31/18
						9,000	(2)	679,770
						3,666	(3)	276,893
						2,000	(4)	151,060
									17,150	(7)	1,295,340

Suzanne M. Shema, J.D.	3,438	53,787	(5)	37.68	3/29/22
	802	21,657	(5)	35.18	3/31/21
	656	9,844	(5)	30.28	3/31/20
	10,698	12,833	(5)	32.07	3/31/19
						7,500	(2)	566,475
						3,666	(3)	276,893
						1,500	(4)	113,295
									17,150	(7)	1,295,340

John E. Osborn, J.D., M.I.P.P.	—	87,360		44.93	5/31/22
									11,000	(7)	830,830

Ted W. Love, M.D.	3,106	—		37.68	3/29/22
	875	—		35.18	3/31/21

(1)	Value is based on the closing price of our common stock of $75.53 on December 31, 2012, as reported on the NASDAQ Global Market.
(2)	The restricted shares were granted on March 30, 2012. Subject to certain restrictions, remaining shares will vest in three equal installments on March 30, 2013, 2014 and 2015.
(3)	The restricted shares were granted on March 31, 2011. Subject to certain restrictions, remaining shares will vest in two equal installments on March 31, 2013 and 2014.
(4)	The restricted shares were granted on March 31, 2010. Subject to certain restrictions, remaining shares will vest on March 31, 2013.
(5)	Annual option grants vest 1/8th after six months from grant date and 1/48th each month thereafter over four years.
(6)	Options granted upon hire vest ratably over a four year period with 1/4th vesting one year from the grant date and the remaining options vesting at 1/48th each month thereafter.
(7)	The performance-vested RSUs were granted on March 30, 2012. This award vests upon achievement of performance goals described in the Compensation Discussion and Analysis section of this Information Statement.

Options Exercised and Stock Vested.

The following table shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the named executive officer during fiscal year ended December 31, 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
N. Anthony Coles, M.D.	375,599	18,204,883	42,000	2,523,310
Matthew K. Fust	23,458	558,834	19,917	1,200,765
Juergen Lasowski, Ph.D.	14,000	541,674	17,084	1,067,063
Suzanne M. Shema, J.D.	99,485	2,828,911	13,250	859,971
John E. Osborn, J.D., M.I.P.P.	—	—	—	—
Ted W. Love, M.D.	105,525	5,375,255	18,750	1,153,488

(1)	The value realized equals the difference between the option exercise price and the fair market value of our common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.
(2)	The value realized equals the market value of our common stock on the vesting date, multiplied by the number of shares that vested.

Post-Employment Obligations.

Dr. Coles’ Severance Arrangement.

On February 22, 2008, we entered into an employment agreement with Dr. Coles setting forth the terms and conditions of his appointment as President and Chief Executive Officer and setting forth the payments and benefits in the event that his employment is terminated without cause in circumstances where there was no change in control of Onyx. The severance payments and benefits in such a circumstance include 36 months of his current base salary, payment of COBRA medical insurance coverage premiums consistent with his current coverage for 18 months, up to 18 months accelerated vesting of equity awards granted under his employment agreement that are subject to time-based vesting and 12 months to exercise his vested stock options.

Executive Severance Benefit Plan.

On December 3, 2008, the Board adopted an Executive Severance Benefit Plan (the “Severance Plan”), pursuant to which current and future Section 16(b) officers, as defined by the Securities Exchange Act of 1934, of Onyx, excluding Dr. Coles, will be eligible to participate and receive severance benefits under certain circumstances. Under the Severance Plan, if a participating executive officer is involuntarily terminated without cause, or constructively terminated, both as defined in the Severance Plan, then the Executive will be entitled to receive (a) cash severance in a lump sum amount equal to up to one year’s base salary, (b) up to 12 months of benefits to continue his or her current health insurance coverage and (c) up to six months following termination to exercise vested stock options. The Severance Plan does not supersede any individually-negotiated employment agreement.

Dr. Coles’ Change-in-Control Severance Agreement.

On February 22, 2008, Onyx entered into an employment agreement, including an Executive Change-in-Control Severance Benefits Agreement (the “Agreement”), with Dr. Coles. Pursuant to the Agreement, if Dr. Coles’ employment with Onyx terminates due to an “involuntary termination without cause” or a “constructive termination,” as those terms are defined in the Agreement, in either case within 24 months following the effective date of a “change-in-control” (defined in the Agreement) Dr. Coles will receive the following benefits:

•	a lump sum cash payment equal to four times his base salary;

•	payment of his projected COBRA premiums for a period of 24 months in a lump sum;

•	continuation of payment of his premiums for group life insurance for 24 months or until such earlier date as he shall secure subsequent employment that provides him with life insurance benefits;

•	payment for his outplacement services for a period of one year following termination, not to exceed $40,000;

•	all stock awards granted to him on or after the effective date of the Agreement will vest in full and he will have 12 months following termination to exercise these stock awards (unless the stock award term expired prior to that time, in which case to the end of the stock award term); and

•	in the event that any severance benefits paid pursuant to the Agreement would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Excise Tax”), he shall be entitled to a “gross-up payment” (defined in the Agreement). Notwithstanding the foregoing, no gross-up payment will be paid if a reduction in parachute payments by ten percent would cause no Excise Tax to be imposed on him, in which case the parachute payment would be reduced by ten percent.

Executive Change-in-Control Severance Benefits Agreement.

Subject to limited exceptions, we have entered into change in control severance benefit agreements (“CIC Agreements”) with our Executive Vice Presidents, Senior Vice Presidents and Vice Presidents (each an “Executive”). Except as provided in the CIC Agreement and explained below, the CIC Agreement supersedes any other policy, plan, program or arrangement relating to severance benefits payable by Onyx to the Executive. Under the CIC Agreement, if an Executive’s employment with Onyx terminates due to an “involuntary termination without cause” or a “constructive termination,” as those terms are defined in the CIC Agreement, in either case within 24 months following the effective date of a “change-in-control” (defined in the CIC Agreement), an Executive will receive the following benefits:

•	a lump sum cash payment as follows: Executive Vice President and Senior Vice President—26 months of base salary; Senior Vice President of Human Resources—26 months of base salary and target bonus for the year in which termination occurs; and Vice President—16 months of base salary;

•	payment of the projected COBRA premiums for Executives for such period of time determined by position as follows, or until such earlier date as the Executive secures subsequent employment that provides the Executive with health benefits: Executive Vice President and Senior Vice President—18 months; and Vice President—12 months;

•	continuation of payment of the premiums for the Executive’s group life insurance for the number of months determined by position as follows, or until such earlier date as the Executive secures subsequent employment that provides the Executive with life insurance benefits: Executive Vice President and Senior Vice President—18 months; and Vice President—12 months;

•	payment for outplacement services for the Executive for a period of one year following termination, not to exceed $25,000 for Executive Vice Presidents and Senior Vice Presidents and $15,000 for Vice Presidents;

•	all stock awards granted to the Executive and that are governed by the CIC Agreement will vest in full and the Executive will have 12 months following termination to exercise these stock awards (unless the stock award term expires prior to that time, in which case to the end of the stock award term); and

•	in the event that any severance benefits paid pursuant to the CIC Agreement would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Excise Tax”), the Executive Vice Presidents and Senior Vice Presidents hired before 2010 will be entitled to a “gross-up payment” (defined in the CIC Agreement). Notwithstanding the foregoing, no gross-up payment will be paid if a reduction in parachute payments by ten percent would cause no Excise Tax to be imposed on an Executive, in which case the parachute payment would be reduced by ten percent.

Certain stock awards (the “Prior Stock Awards”) held by Executives remain subject to a predecessor executive change in control severance benefits agreement (the “Predecessor Agreement”) and continue to be governed by the Predecessor Agreement. The vesting of the Prior Stock Awards will accelerate as follows:

•	in the event of a “change-in-control” (defined in the CIC Agreement), the vesting of 50% of the Prior Stock Awards will be accelerated and will be exercisable for 12 months following any subsequent termination of the Executive’s employment (unless the Prior Stock Award term expires prior to that time, in which case to the end of the Prior Stock Award term); and

•	if an Executive’s employment with Onyx terminates due to an “involuntary termination without cause” or a “constructive termination,” as those terms are restated in the CIC Agreement, in either case within 13 months following a “change in control,” the Prior Stock Award will vest in full and the Executive will have 12 months following termination in which to exercise the Prior Stock Award (unless the Prior Stock Award term expires prior to that time, in which case to the end of the Prior Stock Award term).

Eligibility for the change of control and severance benefits summarized in this section of the Information Statement is contingent upon execution of a general release by the Executive upon his or her termination.

Potential Payments Upon Termination—Change-in-Control.

The table below identifies the potential payments that each of our named executive officers would have received in the event of a termination without cause or constructive termination (as defined in the respective agreements) in connection with a change in control or a termination without cause or constructive termination absent a change in control. The figures below assume that the transaction or termination occurred on December 31, 2012. All of the potential payments listed in the table below are payments that would have been made pursuant to the terms of the our Executive Severance Benefit Plan or Executive Change in Control Severance Benefits Agreement discussed above under the heading “Post-Employment Obligations,” except for the potential payments to Dr. Coles for which potential payment would be made pursuant to the terms of Dr. Coles’ Employment Agreement. On August 1, 2012, Ted W. Love, M.D., retired from his position as Executive Vice President, R&D and Technical Operations and would not have been eligible for termination payments based on a “Change in Control” or “Termination Without Cause” on December 31, 2012.

	Acceleration of Vesting			Severance Payment ($)(4)	Continuation of Benefits ($)(5)	Outplace- ment Services ($)	Tax Gross- Up Payments ($)	Total ($)
	Stock Options ($)(1)	Restricted Stock ($)(2)	Performance Shares ($)(3)
N. Anthony Coles, M.D.
Termination without cause(6)	5,999,695	2,693,929	—	2,220,000	38,114	40,000	—	10,991,738
Termination in connection with a Change-in-Control(7)	9,155,413	3,398,850	4,539,353	2,960,000	51,740	40,000	4,438,270	24,583,626

Matthew K. Fust
Termination without cause(8)	—	—	—	467,900	6,289	—	—	474,189
Termination in connection with a Change-in-Control(9)	3,089,084	1,145,488	1,295,340	1,013,783	10,125	25,000	1,337,554	7,916,374

Juergen Lasowski, Ph.D.
Termination without cause(8)	—	—	—	420,800	25,409	—	—	446,209
Termination in connection with a Change-in-Control(9)	3,910,542	1,107,723	1,295,340	911,733	38,805	25,000	1,314,516	8,603,659

Suzanne M. Shema, J.D.
Termination without cause(8)	—	—	—	440,000	16,822	—	—	456,822
Termination in connection with a Change-in-Control(9)	3,912,861	956,663	1,295,340	953,333	25,924	25,000	1,452,438	8,621,559

John E. Osborn, J.D., M.I.P.P.
Termination without cause(8)	—	—	—	430,000	25,409	—	—	455,409
Termination in connection with a Change-in-Control(9)	2,673,216	—	830,830	931,667	38,805	25,000	N/A	4,499,518

(1)	The amounts listed in these columns represent the conversion value of the acceleration of vesting of stock options under our Executive Change in Control Severance Benefits Agreement and under Dr. Coles’ employment agreement. Stock options that become vested are valued based on the closing price of our common stock on December 31, 2012, which was $75.53, less the exercise price on the grant date. For the named executive officers that have exercisable stock options at December 31, 2012, the number of such shares can be found in the column titled “Number of Securities Underlying Unexercised Options—Exercisable” in the Outstanding Equity Awards table.
(2)	Restricted stock that becomes vested is valued based on the closing price of our common stock on December 31, 2012, which was $75.53.
(3)	Performance RSUs that vest are valued based on the closing price of our common stock on December 31, 2012, which was $75.53.
(4)	The amounts listed in this column do not include the payment of accrued salary and vacation that would be due upon termination of employment.
(5)	Represents a lump sum for the value of the continuation of our current employee benefits, including medical, dental and vision insurance, and in the case of termination in connection with a Change in Control, also includes life insurance.
(6)	The amounts in this row represent the potential payments that would be due to Dr. Coles under his employment agreement if we were to terminate his employment without “cause” and not in connection with a “change in control.” The severance payment is based on Dr. Coles’ 2012 annual base salary.
(7)	The amounts in this row were determined (a) on the assumption that a “change in control” under our retention plan occurred and a “triggering termination” occurred with respect to Dr. Coles’ employment and (b) using the same salary assumptions set forth in note 4.
(8)	The amounts in this row represent the potential payments that would be due under the Onyx Pharmaceuticals, Inc. Executive Severance Benefit Plan if we were to terminate the Executive’s employment without “cause” and not in connection with a “change in control.” The severance payment is based on the Executive’s 2012 annual base salary.
(9)	The amounts in this row were determined on the assumption that “Change in Control” under our Executive Change in Control Severance Benefits Agreement occurred and a Covered Termination (as defined in those agreements) occurred with respect to the Executive’s employment. The severance amount is based on the Executive’s 2012 annual base salary.

DIRECTOR COMPENSATION

2012 Compensation of Directors.

In May 2012, on the recommendation of the Compensation Committee, and following a review of benchmark data for compensation paid to non-employee Directors of peer companies and recommendations by Radford, the Committee’s compensation consultant, our Board approved changes to the cash compensation payable to non-employee Directors. The changes became effective July 1, 2012, and were retroactively applied from January 1, 2012. In connection with these changes, the annual cash retainer for service as a non-employee Director was increased from $30,000 to $55,000. However, meeting attendance fees for the first ten meetings of each of the Board, Audit Committee, Compensation Committee and Nominating and Governance Committee, previously set at $2,500 for the Board and $1,500 for the committees, were eliminated. After July 1, 2013, attendance fees of $1,500 per meeting would be payable only for meetings of each of the Board, Audit Committee, Compensation Committee and Nominating and Governance Committee in excess of ten, and $1,500 for all meetings of any additional committees of the Board. In addition, effective July 1, 2012 the annual retainer for the Chair of the Compensation Committee was increased from $15,000 to $18,000 and the annual retainer for the other members of the Compensation Committee was increased from $7,500 to $9,000. The additional annual retainer for service as the Lead Independent Director was unchanged and remained at $25,000. Similarly, the additional annual retainer paid to the chair of each of the Audit and Nominating and Governance Committees was unchanged at $24,000 and $10,000, respectively, and the additional annual retainer paid to each committee member (other than committee chairs) of the Audit and Nominating and Governance Committees was unchanged at $12,000, and $5,000, respectively.

For the year ended December 31, 2012, the aggregate amount of cash compensation paid to all of our non-employee Directors for their combined service in 2012 was $550,000. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings.

The Equity Incentive Plan currently provides that each new member of our Board will be granted an option to purchase 20,000 shares of our common stock on the date of his or her initial election to the Board and that, on the last business day of March each year, each continuing non-employee Director receives an option to purchase 5,000 shares of common stock and a restricted stock award covering 3,000 shares of common stock, with such numbers of shares reduced pro rata if a non-employee Board member has served on the Board for less than one year. Following a review of peer group benchmark data provided by Radford, and upon recommendation of the Compensation Committee, the Board approved benchmark adjustment awards, effective July 25, 2012, to each non-employee Director, consisting of restricted stock units (“RSUs”) covering 1,500 shares and an option to purchase 1,500 shares in addition to the non-discretionary grants made on March 30, 2012.

During 2012, we granted our non-employee Directors options to purchase an aggregate of 49,000 shares of common stock at a weighted average exercise price per Share of $48.85, restricted stock awards covering an aggregate 21,000 shares at a grant date market price per Share of $37.68 and RSUs, covering an aggregate of 10,500 shares of common stock at a grant date market price per Share of $76.79, all pursuant to the Equity Incentive Plan.

The following table provides information regarding compensation of non-employee Directors who served during the year ended December 31, 2012:

Director Compensation.

Name	Fees Earned or Paid	Option Awards ($)(1)	Stock Awards ($)(1)	Total ($)
Paul Goddard, Ph.D.	$98,0000	$140,670	$228,225	$466,895
Antonio J. Grillo-López, M.D.	60,000	140,670	228,225	428,895
Magnus Lundberg	79,000	140,670	228,225	447,895
Corinne H. Nevinny	91,000	140,670	228,225	459,895
William R. Ringo	84,000	140,670	228,225	452,895
Wendell Wierenga, Ph.D.	74,000	140,670	228,225	442,895
Thomas G. Wiggans	64,000	140,670	228,225	432,895

(1)	Amounts shown do not reflect compensation actually received by the Directors. Instead, the amounts shown are the grant date fair values as determined pursuant to Accounting Standards Codification (“ASC”) Topic 718 for option, RSU and stock awards granted in fiscal year 2012. The assumptions used to calculate the value of option awards are set forth under Note 19 of the Notes to the Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

2013 Compensation of Directors.

In February 2013, on the recommendation of the Compensation Committee, and following a further review of benchmark data for cash compensation paid to non-employee directors of peer companies, targeting the 60th percentile, and upon recommendation from the compensation consultant to the Compensation Committee, our Board approved additional changes to the cash and equity compensation payable to non-employee Directors. Effective January 1, 2013, the annual cash retainer for service as a non-employee Director was increased from $55,000 to $60,000. The additional annual retainer for service as the Lead Independent Director was unchanged and remained at $25,000. Also effective January 1, 2013, the annual retainer for the Chair of the Audit Committee was increased from $24,000 to $25,000, the annual retainer for the Chair of the Compensation Committee was increased from $18,000 to $20,000 and the annual retainer for the Chair of the Nominating and Governance Committee was increased from $10,000 to $15,000. Similarly, the additional annual retainers paid to each committee member (other than committee chairs) of the Audit, Compensation and Nominating and Governance Committees were increased to $12,500, $10,000 and $7,500, respectively. Meeting attendance fees were unchanged, and for 2013 remain at $1,500 per meeting, payable only for meetings of each of the Board, Audit Committee, Compensation Committee and Nominating and Governance Committee in excess of ten, and $1,500 for all meetings of any additional committees of the Board.

For 2013, the Board suspended non-discretionary grants to non-employee Directors under the Equity Incentive Plan. In February 2013, following a further review of benchmark data for equity compensation paid to non-employee directors of peer companies, targeting the 75th percentile, and upon recommendation from the compensation consultant to the Compensation Committee of our Board, on the recommendation of the Compensation Committee, approved an equity award to non-employee Directors, to be granted March 28, 2013, with a total equity value of $350,000, comprised of a stock option and RSUs allocated based on a pre-determined split of $175,000 in value of options and RSUs, rounded to the nearest 100 shares. The number of shares subject to these awards was computed on the grant date, based on the average closing price of one share of our common stock over the 30 days prior to grant, using a pre-determined Black-Scholes multiplier, and resulted in an award to each Director on March 28, 2013 of an option to purchase 5,900 shares, at the closing price of our common stock on the grant date, and RSUs covering 2,100 shares of common stock. These options and RSUs both vest on the one year anniversary of the date of grant.

The Board intends to suspend the application of the non-discretionary grant provided for under the Equity Incentive Plan. Instead, the Board intends to make an initial equity award to the new appointee with a total equity value of $400,000, comprised of a stock option and RSUs allocated based on a pre-determined split with the number of shares subject to these awards computed on the grant date, based on the average closing price of one share of Onyx’s common stock over the 30 days prior to grant, using a pre-determined Black-Scholes multiplier, with such options vesting 25% on the one year anniversary of grant and then 1/48th per month thereafter, and such RSUs vesting annually over four years.

REPORT OF THE AUDIT COMMITTEE(1)

The Audit Committee has prepared the following report on its activities with respect to our audited financial statements for the year ended December 31, 2012.

Our management is responsible for the preparation, presentation and integrity of our financial statements and is also responsible for maintaining appropriate accounting and financial reporting practices and policies. Management is also responsible for establishing and maintaining adequate internal controls and procedures designed to provide reasonable assurance that we are in compliance with accounting standards and applicable laws and regulations.

Ernst & Young LLP, our independent registered public accounting firm for 2012, is responsible for expressing opinions on the conformity of our audited financial statements with accounting principles generally accepted in the United States and has expressed its own opinion on the effectiveness of our internal control over financial reporting.

In this context, the Audit Committee has reviewed and discussed with management and Ernst & Young the audited financial statements for the fiscal year ended December 31, 2012, management’s assessment of the effectiveness of our internal control over financial reporting and Ernst & Young’s independent evaluation of our internal control over financial reporting. The Audit Committee has also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2012 be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

From the members of our Audit Committee:

Corinne H. Nevinny, Chair

Magnus Lundberg

William R. Ringo

(1)	This Section is not “soliciting material,” and is not deemed “filed” with the SEC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related-Person Transactions Policy and Procedures.

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002. A related-person is any executive officer, Director, or more than 5% stockholder of Onyx, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions, as required by the NASDAQ rules, and in addition approves any direct or indirect personal loans from Onyx to non-executive employees. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a Director has an interest in the proposed transaction, the Director must recuse himself or herself from the deliberations and approval.

Certain Transactions.

We have entered into indemnity agreements with certain officers and Directors which provide, among other things, that we will indemnify the officer or Director under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our Director, officer or other agent, and otherwise to the fullest extent permitted under Delaware law and our charter documents.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) requires our Directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, Directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2012 all Section 16(a) filing requirements applicable to our officers, Directors and greater than ten percent beneficial owners were complied with; except that due to an administrative error, one report, covering one transaction, was filed late by each of Dr. Torley and Ms. Nevinny.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of August 23, 2013 (except where indicated otherwise in the footnotes to this table) by: (i) each Director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all of our current executive officers and Directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial Ownership(1)

Name of Beneficial Owner	Outstanding Shares of Common Stock(2)	Shares Issuable Within 60 Days of August 23, 2013 (except where indicated otherwise in the footnotes to this table)(3)	Percent of Total
FMR LLC(4) 82 Devonshire Street Boston, MA 02109	6,993,465	—	9.41
JPMorgan Chase & Co.(5) 400 Howard Street San Francisco, CA 94105	6,013,070	—	8.09
T. Rowe Price Associates, Inc.(6) 100 E. Pratt Street Baltimore, MD 21202	4,648,048	—	6.25
Paul Goddard, Ph.D.	12,790	43,726	*
Antonio J. Grillo-López, M.D.	—	—	*
Magnus Lundberg	12,116	41,041	*
Corinne H. Nevinny	—	59,410	*
William R. Ringo	7,737	12,833	*
Wendell Wierenga, Ph.D.	9,080	63,452	*
Thomas G. Wiggans	6,015	48,287	*
N. Anthony Coles, M.D.(7)	25,879	301,763	*
Matthew K. Fust	11,645	127,549	*
Juergen Lasowski, Ph.D.	2,156	192,162	*
Suzanne M. Shema, J.D.	6,468	21,449	*
John E. Osborn, J.D., M.I.P.P.(8)	—	—	*
Ted W. Love, M.D.(9)	22,297	3,981	*
All current executive officers and Directors as a group (15 persons)	114,811	957,342	1.44

*	Less than one percent.
(1)	This table is based upon information supplied by officers and Directors and, with respect to the beneficial owners of more than five percent of our common stock, Schedules 13D and 13G filed with the SEC, which information may not be accurate as of August 23, 2013. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The address of each person named in the table, unless otherwise indicated, is c/o Onyx Pharmaceuticals, Inc., 249 E. Grand Avenue, South San Francisco, California 94080. Applicable percentages are based on 73,430,031 shares outstanding on August 23, 2013 (except where indicated otherwise in the footnotes to this table).
(2)	This column includes restricted stock awards granted as of August 23, 2013 for which the individuals have voting power. Restricted stock awards are subject to certain restrictions, including vesting (except where indicated otherwise in the footnotes to this table).

(3)	Includes shares issuable pursuant to options exercisable within 60 days of August 23, 2013 and time-vested RSUs scheduled to vest within 60 days of August 23, 2013 (except where indicated otherwise in the footnotes to this table). Prior to vesting, RSUs have no voting rights.
(4)	Includes 392,866 shares of which FMR LLC (“FMR”) has sole power to direct the vote and no shares of which FMR has shared power to direct the vote; FMR has sole investment power over all 6,993,465 shares.
(5)	Includes 5,715,945 shares of which JPMorgan Chase & Co. (“JPM”) has sole power to direct the vote and 691 shares of which JPM has shared power to direct the vote; and 5,992,348 shares which JPM has sole investment power and 4,722 shares which JPM has shared investment power.
(6)	T. Rowe Price Associates, Inc., in its capacity as investment adviser, may be deemed to beneficially own the number of shares of common stock set forth in the table above, which are held of record by clients of T. Rowe Price Associates, Inc. T. Rowe Price Associates, Inc. has advised us that it disclaims beneficial ownership of these shares of common stock.
(7)	Includes options with respect to 96,251 shares held by a trust of which Dr. Coles is a trustee.
(8)	Mr. Osborn left Onyx on March 12, 2013. Beneficial ownership information is provided as of February 15, 2013.
(9)	Dr. Love retired from his position as Executive Vice President, R&D and Technical Operations on August 1, 2012. Beneficial ownership information is provided as of February 15, 2013.

ANNEX B

August 24, 2013

The Board of Directors

Onyx Pharmaceuticals, Inc.

249 East Grand Avenue

South San Francisco, California 94080

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Onyx Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $125.00 per Share in cash proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 24, 2013 (the “Agreement”), by and among the Company, Amgen Inc., a Delaware corporation (“Parent”), and Arena Acquisition Company, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $125.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by the Company or any wholly owned subsidiary of the Company (or held in the Company’s treasury) and Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent and (ii) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (“Excluded Shares”)) will be converted into the right to receive $125.00 per Share in cash (the per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Company and the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have provided certain investment banking services to the Company, for which we have received compensation. In the past two years, we have not provided and are not currently providing investment banking or other services to Parent or Purchaser. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our

The Board of Directors

Onyx Pharmaceuticals, Inc.

August 24, 2013

affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2012, December 31, 2011 and December 31, 2010; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts’’) (collectively, the “Internal Data”). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative

The Board of Directors

Onyx Pharmaceuticals, Inc.

August 24, 2013

business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we, express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to, and may not be relied upon by, any other person, nor shall any public references to us or this opinion be made at any time, in any manner or for any purpose whatsoever except with our prior written consent. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC
CENTERVIEW PARTNERS LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title ), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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